Exhibit 99.3

FINANCIAL RESULTS
Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the “Bank”) is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2012 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2012, the Bank’s internal control over financial reporting is effective.
The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.
The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.
Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2012 in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
Group President and	Group Head Finance and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
December 5, 2012

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Financial Statements
We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2012 and 2011, and November 1, 2010, and the Consolidated Statements of Income, Changes in Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2012 and 2011, and November 1, 2010, and its financial performance and its cash flows for the years ended October 31, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 5, 2012 expressed an unqualified opinion on The Toronto-Dominion Bank’s internal control over financial reporting.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 5, 2012

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	2

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States)
We have audited The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2012 and 2011, and November 1, 2010, and the Consolidated Statements of Income, Changes in Equity, Comprehensive Income and Cash Flows for each of the years in the two-year period ended October 31, 2012 of The Toronto-Dominion Bank and our report dated December 5, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 5, 2012

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	3

Consolidated Balance Sheet
(millions of Canadian dollars, except as noted)			As at
	October 31	October 31	November 1
	2012	2011	2010
ASSETS
Cash and due from banks	$3,436	$3,096	$2,574
Interest-bearing deposits with banks	21,692	21,016	19,136
	25,128	24,112	21,710
Trading loans, securities, and other (Note 5)	94,531	73,353	63,695
Derivatives (Notes 5, 10)	60,919	59,845	51,470
Financial assets designated at fair value through profit or loss (Note 5)	6,173	4,236	2,150
Available-for-sale securities (Notes 5, 6)	98,576	93,520	86,687
	260,199	230,954	204,002
Securities purchased under reverse repurchase agreements	69,198	56,981	50,658
Loans (Note 7)
Residential mortgages	172,172	155,471	136,181
Consumer instalment and other personal	117,927	115,389	107,371
Credit card	15,358	8,986	8,870
Business and government	101,041	93,144	83,205
Debt securities classified as loans	4,994	6,511	7,591
	411,492	379,501	343,218
Allowance for loan losses (Note 7)	(2,644)	(2,314)	(2,309)
Loans, net of allowance for loan losses	408,848	377,187	340,909
Other
Customers’ liability under acceptances	7,223	7,815	7,757
Investment in TD Ameritrade (Note 35)	5,344	5,159	5,438
Goodwill (Note 12)	12,311	12,257	12,313
Other intangibles (Note 12)	2,217	1,844	1,804
Land, buildings, equipment, and other depreciable assets (Note 13)	4,402	4,083	4,249
Current income tax receivable	439	288	623
Deferred tax assets (Note 26)	883	1,196	1,045
Other assets (Note 14)	14,914	13,617	16,901
	47,733	46,259	50,130
Total assets	$811,106	$735,493	$667,409
LIABILITIES
Trading deposits (Notes 5, 15)	$38,774	$29,613	$22,991
Derivatives (Notes 5, 10)	64,997	61,715	52,552
Securitization liabilities at fair value (Notes 5, 8)	25,324	27,725	27,256
Other financial liabilities designated at fair value through profit or loss (Note 5)	17	32	31
	129,112	119,085	102,830
Deposits (Note 15)
Personal	291,759	268,703	249,251
Banks	14,957	11,659	12,501
Business and government	181,038	169,066	143,121
	487,754	449,428	404,873
Other
Acceptances	7,223	7,815	7,757
Obligations related to securities sold short (Note 5)	33,435	23,617	23,691
Obligations related to securities sold under repurchase agreements (Note 5)	38,816	25,991	22,191
Securitization liabilities at amortized cost (Note 8)	26,190	26,054	23,078
Provisions (Note 30)	656	536	440
Current income tax payable	167	167	1,041
Deferred tax liabilities (Note 26)	327	574	771
Other liabilities (Note 16)	24,858	24,418	25,690
	131,672	109,172	104,659
Subordinated notes and debentures (Note 17)	11,318	11,543	12,249
Liability for preferred shares (Note 18)	26	32	582
Liability for capital trust securities (Note 19)	2,224	2,229	2,344
Total liabilities	762,106	691,489	627,537
EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2012 – 918.2, Oct. 31, 2011 – 902.4, Nov.1, 2010 – 879.7) (Note 21)	18,691	17,491	15,804
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2012 – 135.8, Oct. 31, 2011 – 135.8, Nov. 1, 2010 – 135.8) (Note 21)	3,395	3,395	3,395
Treasury shares – common (millions of shares held: Oct. 31, 2012 – (2.1), Oct. 31, 2011 – (1.4), Nov. 1 2010 – (1.2)) (Note 21)	(166)	(116)	(91)
Treasury shares – preferred (millions of shares held: Oct. 31, 2012 – nil, Oct. 31, 2011 – nil, Nov. 1, 2010 – nil) (Note 21)	(1)	–	(1)
Contributed surplus	196	212	235
Retained earnings	21,763	18,213	14,781
Accumulated other comprehensive income (loss)	3,645	3,326	4,256
	47,523	42,521	38,379
Non-controlling interests in subsidiaries (Note 20)	1,477	1,483	1,493
Total equity	49,000	44,004	39,872
Total liabilities and equity	$811,106	$735,493	$667,409
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark	William E. Bennett
Group President and	Chair, Audit Committee
Chief Executive Officer

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	4

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars, except as noted)	2012	2011
Interest income
Loans	$17,951	$17,010
Securities
Interest	3,259	2,720
Dividends	940	810
Deposits with banks	88	369
	22,238	20,909
Interest expense
Deposits	4,670	4,466
Securitization liabilities	1,026	1,235
Subordinated notes and debentures	612	663
Preferred shares and capital trust securities (Notes 18, 19)	174	208
Other	730	676
	7,212	7,248
Net interest income	15,026	13,661
Non-interest income
Investment and securities services	2,621	2,624
Credit fees	745	671
Net gains (losses) from available-for-sale securities (Note 6)	373	393
Trading income (losses) (Note 22)	(41)	(127)
Service charges	1,775	1,602
Card services	1,039	959
Insurance revenue, net of claims and related expenses (Note 23)	1,113	1,167
Trust fees	149	154
Other income (loss)	322	558
	8,096	8,001
Total revenue	23,122	21,662
Provision for credit losses (Note 7)	1,795	1,490
Non-interest expenses
Salaries and employee benefits (Note 25)	7,241	6,729
Occupancy, including depreciation	1,374	1,285
Equipment, including depreciation	825	801
Amortization of other intangibles (Note 12)	477	657
Marketing and business development	668	593
Brokerage-related fees	296	320
Professional and advisory services	925	944
Communications	282	271
Other	1,910	1,447
	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	7,329	7,125
Provision for (recovery of) income taxes (Note 26)	1,092	1,326
Equity in net income of an investment in associate, net of income taxes (Note 35)	234	246
Net income	6,471	6,045
Preferred dividends	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries	$6,275	$5,865
Attributable to:
Non-controlling interests in subsidiaries	$104	$104
Common shareholders	6,171	5,761
Average number of common shares outstanding (millions) (Note 27)
Basic	906.6	885.7
Diluted	914.9	902.9
Earnings per share (dollars) (Note 27)
Basic	$6.81	$6.50
Diluted	6.76	6.43
Dividends per share (dollars)	2.89	2.61
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	5

Consolidated Statement of Changes in Equity

For the years ended October 31
(millions of Canadian dollars)	2012	2011
Common shares (Note 21)
Balance at beginning of year	$17,491	$15,804
Proceeds from shares issued on exercise of stock options	253	322
Shares issued as a result of dividend reinvestment plan	947	661
Proceeds from issuance of new shares	–	704
Balance at end of year	18,691	17,491
Preferred shares (Note 21)
Balance at beginning of year	3,395	3,395
Balance at end of year	3,395	3,395
Treasury shares – common (Note 21)
Balance at beginning of year	(116)	(91)
Purchase of shares	(3,175)	(2,164)
Sale of shares	3,125	2,139
Balance at end of year	(166)	(116)
Treasury shares – preferred (Note 21)
Balance at beginning of year	–	(1)
Purchase of shares	(77)	(59)
Sale of shares	76	60
Balance at end of year	(1)	–
Contributed surplus
Balance at beginning of year	212	235
Net premium (discount) on sale of treasury shares	10	11
Stock options, contributed surplus (Note 24)	(25)	(34)
Other	(1)	–
Balance at end of year	196	212
Retained earnings
Balance at beginning of year	18,213	14,781
Net income attributable to shareholders	6,367	5,941
Common dividends	(2,621)	(2,316)
Preferred dividends	(196)	(180)
Share issue expenses	–	(13)
Balance at end of year	21,763	18,213
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of year	949	1,317
Other comprehensive income (loss)	526	(368)
Balance at end of year	1,475	949
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	(464)	–
Other comprehensive income (loss)	38	(464)
Balance at end of year	(426)	(464)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	2,841	2,939
Other comprehensive income (loss)	(245)	(98)
Balance at end of year	2,596	2,841
Total	3,645	3,326
Non-controlling interests in subsidiaries
Balance at beginning of year	1,483	1,493
Net income attributable to non-controlling interests in subsidiaries	104	104
Other	(110)	(114)
Balance at end of year	1,477	1,483
Total equity	$49,000	$44,004
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	6

Consolidated Statement of Comprehensive Income

For the years ended October 31
(millions of Canadian dollars)	2012	2011
Net income	$6,471	$6,045
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities1	689	(246)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	(163)	(122)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	92	(796)
Net foreign currency translation gains (losses) from hedging activities3	(54)	332
Change in net gains (losses) on derivatives designated as cash flow hedges4	834	640
Reclassification to earnings of net losses (gains) on cash flow hedges5	(1,079)	(738)
	319	(930)
Comprehensive income (loss) for the year	$6,790	$5,115
Attributable to:
Preferred shareholders	196	180
Common shareholders	6,490	4,831
Non-controlling interests in subsidiaries	104	104
1 Net of income tax provision in 2012 of $302 million (2011 – income tax recovery of $35 million).
2 Net of income tax provision in 2012 of $74 million (2011 – income tax provision of $31 million).
3 Net of income tax recovery in 2012 of $22 million (2011 – income tax provision of $118 million).
4 Net of income tax provision in 2012 of $381 million (2011 – income tax provision of $322 million).
5 Net of income tax provision in 2012 of $485 million (2011 – income tax provision of $304 million).

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	7

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2012	2011
Cash flows from (used in) operating activities
Net income before income taxes	$7,563	$7,371
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 7)	1,795	1,490
Depreciation (Note 13)	508	467
Amortization of other intangibles (Note 12)	477	657
Net losses (gains) from available-for-sale securities (Note 6)	(373)	(393)
Equity in net income of an investment in associate (Note 35)	(234)	(246)
Deferred taxes (Note 26)	112	(147)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 14, 16)	(236)	(143)
Securities sold short	9,818	(74)
Trading loans and securities	(21,178)	(9,658)
Loans	(26,319)	(30,213)
Deposits	47,487	51,177
Derivatives	2,208	788
Financial assets and liabilities designated at fair value through profit or loss	(1,952)	(2,085)
Securitization liabilities	(2,265)	3,445
Other	(2,069)	(2,647)
Income taxes paid	(1,296)	(2,076)
Net cash from (used in) operating activities	14,046	17,713
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	12,825	3,800
Issue of subordinated notes and debentures (Note 17)	–	1,000
Repayment of subordinated notes and debentures (Note 17)	(201)	(1,694)
Repayment or redemption of liability for preferred shares and capital trust securities (Notes 18, 19)	(11)	(665)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	(24)	(12)
Common shares issued (Note 21)	206	951
Sale of treasury shares (Note 21)	3,211	2,210
Purchase of treasury shares (Note 21)	(3,252)	(2,223)
Dividends paid	(1,870)	(1,835)
Distributions to non-controlling interests in subsidiaries	(104)	(104)
Net cash from (used in) financing activities	10,780	1,428
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(676)	(1,880)
Activities in available-for-sale securities
Purchases	(64,861)	(63,658)
Proceeds from maturities	40,223	25,810
Proceeds from sales	20,707	30,997
Net purchases of premises, equipment, and other depreciable assets	(827)	(301)
Securities purchased under reverse repurchase agreements	(12,217)	(6,323)
Net cash acquired from (paid for) acquisitions (Note 11)	(6,839)	(3,226)
Net cash from (used in) investing activities	(24,490)	(18,581)
Effect of exchange rate changes on cash and due from banks	4	(38)
Net increase (decrease) in cash and due from banks	340	522
Cash and due from banks at beginning of year	3,096	2,574
Cash and due from banks at end of year	$3,436	$3,096
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$7,368	$7,397
Amount of interest received during the year	21,218	20,093
Amount of dividends received during the year	925	806
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	8

Notes to Consolidated Financial Statements

To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies, and related disclosures, a listing of all the notes is provided below.

Note	Topic	Page
1	Nature of Operations	10
2	Summary of Significant Accounting Policies	10
3	Significant Accounting Judgments, Estimates and Assumptions	20
4	Current and Future Changes in Accounting Policies	22
5	Fair Value of Financial Instruments	23
6	Securities	33
7	Loans, Impaired Loans and Allowance for Credit Losses	39
8	Transfers of Financial Assets	44
9	Special Purpose Entities	46
10	Derivatives	47
11	Acquisitions	55
12	Goodwill and Other Intangibles	56
13	Land, Buildings, Equipment, and Other Depreciable Assets	58
14	Other Assets	59
15	Deposits	59
16	Other Liabilities	60
17	Subordinated Notes and Debentures	61
18	Liability for Preferred Shares	62
19	Capital Trust Securities	62
20	Non-controlling Interests in Subsidiaries	64
21	Share Capital	65
22	Trading-Related Income	67
23	Insurance	68
24	Share-Based Compensation	71
25	Employee Benefits	73
26	Income Taxes	77
27	Earnings Per Share	79
28	Segmented Information	80
29	Related-Party Transactions	81
30	Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets, and Collateral	83
31	Interest Rate Risk	87
32	Credit Risk	89
33	Regulatory Capital	93
34	Risk Management	94
35	Investment in TD Ameritrade Holding Corporation	95
36	Information on Subsidiaries	96
37	Current and Non-Current Assets and Liabilities	98
38	Transition to IFRS	100

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	9

NOTE 1 NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada). The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION
The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), effective for the Bank as at October 31, 2012, as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Consolidated Financial Statements were prepared in accordance with IFRS 1, First-time Adoption of IFRS (IFRS 1).
The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Consolidated Financial Statements of the Bank for the year ended October 31, 2012 were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a resolution of the Audit Committee, on December 5, 2012.
The Bank's Consolidated Financial Statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP). The comparative figures for 2011 were restated to reflect transitional adjustments to comply with IFRS. See Note 38, Transition to IFRS, for details along with reconciliations and descriptions of the effect of the transition to IFRS on the Bank’s opening balance sheet, equity, net income, and comprehensive income.
Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed below.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain special purpose entities (SPEs) which it controls. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally when the Bank owns, directly or indirectly, more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. The Bank’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries
Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

Special Purpose Entities
SPEs are entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.
Typically, SPEs may not be controlled directly through holding more than half of the voting power of the entity. As a result, SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. When assessing whether the Bank has to consolidate an SPE, the Bank evaluates a range of factors, including whether, in substance:
•	The activities of the SPE are being conducted on the Bank’s behalf according to its specific business needs so that the Bank obtains the benefits from the SPE’s operations;
•	The Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE;
•	The Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or
•	The Bank retains the majority of the residual or ownership risk related to the SPE or its assets in order to obtain the benefits from its activities.

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Consolidation conclusions need to be reassessed at the end of each financial reporting period. The Bank’s policy is to consider the impact on consolidation of all significant changes in circumstances, especially the following types of events:
•	Substantive changes in ownership, such as the purchase of more than an insignificant additional interest, or disposal of more than an insignificant interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the terms established originally, or entering into a transaction that was not originally contemplated; or
•	Changes in the financing structure of an entity.

Investments in Associates and Jointly Controlled Entities
Entities over which the Bank has significant influence are associates and are accounted for using the equity method of accounting. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Investments in associates are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank’s share of the profit or loss of the associate, capital transactions, including the receipt of any dividends, and write-downs to reflect impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported in the Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s earnings is reported on a one month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s pro-rata share of assets, liabilities, revenue, and expenses is consolidated.
At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is presented in the Consolidated Balance Sheet as non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank’s shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item in the Consolidated Statement of Income.

CASH AND DUE FROM BANKS
Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.
 Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees including advisory fees, are recognized as income when earned, and underwriting fees, are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.
Credit fees include commissions, liquidity fees, restructuring fees, and loan syndication fees and are recognized as earned.
Interest from interest-bearing assets and liabilities is recognized as interest income using the Effective Interest Rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Card services income including interchange income from credit and debit cards and annual fees, is recognized as earned, except for annual fees, which are recognized over a 12-month period. Service charges and trust fee income are recognized as earned.
Revenue recognition policies related to financial instruments and insurance are described in the accounting policies below.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES
Trading Assets and Trading Liabilities
Financial instruments are included within the trading portfolio if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and physical commodities, as well as certain financing-type commodities transactions that are recorded on the Consolidated Balance Sheet as securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively.
Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method. Both dividends and interest are included in interest income or interest expense.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	11

Designated at Fair Value through Profit or Loss
Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss. To be designated at fair value through profit or loss, financial assets or liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets and liabilities are designated at fair value through profit or loss, the designation is irrevocable.
Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the effective interest rate method and is included in interest income or interest expense.

Available-for-Sale Securities
Financial instruments not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity investments and debt securities.
Available-for-sale securities are recognized on a trade date basis and are carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.
Gains and losses realized on disposal of instruments classified as available-for-sale are calculated on an average cost basis and are recognized in net gains (losses) from available-for-sale securities in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both dividends and interest are included in interest income.
For instruments classified as available-for-sale, impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in fair value below cost is considered objective evidence that impairment may have occurred. In the case of debt securities classified as available-for-sale, a deterioration in credit quality is considered objective evidence of impairment. When impairment is identified, the cumulative net loss previously recognized in other comprehensive income, less any impairment loss previously recognized in the Consolidated Statement of Income, is removed from other comprehensive income and recognized in net gains (losses) from available-for-sale securities in non-interest income.
If the fair value of a previously impaired equity instrument subsequently increases, the impairment loss is not reversed through the Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment was recognized in the Consolidated Statement of Income, then the impairment loss is reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously in the Consolidated Statement of Income is recognized in other comprehensive income.

Loans
Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Consolidated Balance Sheet, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums.
Interest income is recognized using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash flows over the expected life of the loan. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.
Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Acceptances
Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.
The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

Loan Impairment and the Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans
A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to, one or more of the following:
•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	Increased probability that the borrower will enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for that financial asset.

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Acquired credit-impaired (ACI) loans are reported separately from impaired loans as they exhibited indications of impairment at the date of acquisition and are accounted for based on present value of expected cash flows on the date of acquisition and subsequent to acquisition.
A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. Subject to assessment on a loan-by-loan basis, the Bank may restructure a loan or take possession of collateral. Restructuring may involve extending the payment arrangements and modification of various covenant terms. Once modified, if management expects full collection of payments under the revised loan terms, the loan is no longer considered impaired.
Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recognized in provisions on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of the future cash flows estimated to be recovered. Credit losses on impaired loans continue to be recognized by means of an allowance for credit losses until a loan is written off.
A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collections efforts have been exhausted, such as when a loan is sold, when all security has been realized or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Counterparty-Specific Allowance
Individually significant loans, such as the Bank’s medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty’s credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan’s original effective interest rate.

Collectively Assessed Allowance for Individually Insignificant Impaired Loans
Individually insignificant loans, such as the Bank’s personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, other applicable currently observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses
If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for losses that are incurred but not identified is computed using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default.

Acquired Loans
All acquired loans are initially measured at their fair value which reflects incurred credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to then current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are considered to be ACI loans; these loans and their associated accounting are described in the section below.
Acquired loans for which an incurred loss is not present at the acquisition date, are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income over the term of the loan using the effective interest rate method. These loans are included in the Bank’s originated loan portfolios and are subject to assessment under the Bank’s allowance framework for counterparty-specific, collectively assessed individually insignificant, and collectively assessed allowances that are incurred but not identified, subsequent to acquisition.

Acquired Credit-Impaired Loans
ACI loans are acquired loans with evidence of incurred credit losses where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. These loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows.
ACI loans were identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history as well as recent borrower credit scores. The Bank then determined the fair value of the ACI loans at the acquisition date by discounting expected cash flows at a market observable discount rate and where necessary adjusted for factors a market participant would use when determining fair value. In determining the expected cash flows to be collected, management incorporates assumptions regarding default rates, loss severities and the amount and timing of prepayments.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	13

With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated into one or more pools provided that they are acquired in the same fiscal quarter and have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.
Subsequent to acquisition, the Bank will re-assess its estimate of cash flows to determine if updates are required. Updates to cash flow estimates incorporate assumptions regarding default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the expected cash flows discounted at the effective interest rate of the loan. Impairment that occurs subsequent to the acquisition date is recognized through the provision for credit losses. As ACI loans are consistently evaluated for credit losses by accounting for the loan based on present value of expected cash flows, inclusive of incurred loss, both at acquisition and subsequent to acquisition, they are not subject to an allowance for incurred but not identified credit losses, as incurred credit losses are specifically identified and reflected in the loan’s carrying value.
Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the acquisition discount (both favourably and unfavourably) in order to maintain the inception yield of the ACI loan.
If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest would be recognized and the loans would be reported as non-performing.

FDIC Covered Loans
Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected as at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.
Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.
FDIC covered loans are recorded in “Loans” on the Consolidated Balance Sheet. The indemnification assets are recorded in “Other assets” on the Consolidated Balance Sheet.
At the end of each loss share period, the Bank may be required to make a payment to the FDIC if the actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included in part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

Financial Liabilities Carried at Amortized Cost
Deposits
Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet.

Subordinated Notes and Debentures
Subordinated notes and debentures are accounted for at amortized cost. Interest expense is recognized on an accrual basis using the effective interest rate method.

Liability for Preferred Shares and Capital Trust Securities
The Bank classifies issued instruments in accordance with the substance of the contractual arrangement. Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense.
Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option are classified and presented in Share Capital.

Guarantees
The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Financial and performance standby letters of credit are initially measured and recorded at their fair value. A guarantee liability is recorded on initial recognition at fair value which is normally equal to the present value of the guarantee fees received over the life of contract. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

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DERIVATIVES
Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes to manage the risks associated with its funding and investment strategies.
Derivatives are carried at their fair value on the Consolidated Balance Sheet.
The notional amounts of derivatives are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged in accordance with the contract. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivatives.

Derivatives Held for Trading Purposes
The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions primarily to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income.

Derivatives Held for Non-trading Purposes
When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also classified as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

Hedging Relationships
Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in the Consolidated Statement of Income.
Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, is recognized immediately in the Consolidated Statement of Income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in non-interest income in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in net interest income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to net interest income in the Consolidated Statement of Income.

Cash Flow Hedges
The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as the variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.
The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.
Amounts accumulated in other comprehensive income are reclassified to net interest income in the Consolidated Statement of Income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to net interest income in the Consolidated Statement of Income.

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Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation.

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as derivatives and measured at fair value with subsequent changes recognized in non-interest income in the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES
The Bank’s Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank’s entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.
Monetary assets and liabilities denominated in a currency that differs from an entity’s functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity’s functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.
Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank’s functional currency, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Translation gains and losses accumulated in other comprehensive income are recognized in the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using the closing rate at the end of the period with exchange gains or losses recognized in other comprehensive income.

OFFSETTING OF FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset, with the net amount presented in the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e., the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.
The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.
If there is a difference between the initial transaction price and the value based on a valuation technique which includes observable market inputs, the difference is referred to as inception profit or loss. Inception profit or loss is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.
If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS
Financial Assets
The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

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When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.
If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization
Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests.
Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Servicing assets are carried at amortized cost. When the benefits of servicing are less than adequate, a servicing liability is recognized.

Financial Liabilities
The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized in the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending
Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.
Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral. Certain transactions that do not meet derecognition criteria under IFRS are also included in obligations related to securities sold under repurchase agreements. Refer to Note 8 for further details.
Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.
In security lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.
In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Consolidated Balance Sheet.
Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in non-interest expenses and non-interest income, respectively, in the Consolidated Statement of Income. Where cash is pledged or received as collateral, interest received or incurred is determined using the effective interest rate method and is included in interest income and interest expense, respectively, in the Consolidated Statement of Income.

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    Commodities purchased or sold with an agreement to sell or repurchase the commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria under IFRS are not met. These instruments are measured at fair value.

GOODWILL
Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.
Goodwill is allocated to a cash generating unit (CGU) or group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generate cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU, or group of CGUs to which the goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.
Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized in the Consolidated Statement of Income and is applied to the goodwill balance. An impairment loss cannot be reversed in future periods.

INTANGIBLE ASSETS
The Bank’s intangible assets consist primarily of core deposit intangibles and computer software. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.
The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized in the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS
Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in non-interest income in the Consolidated Statement of Income.
Properties or other assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.
The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.
Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of lease term plus one renewal and 15 years

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized in the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

NON-CURRENT ASSETS HELD FOR SALE
Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market for the sale of the non-current assets (and disposal groups). Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Subsequent to its initial classification as held for sale, a non-current asset (and disposal group) is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized in the Consolidated Statement of Income.

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SHARE-BASED COMPENSATION
The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share-based compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced with a corresponding increase in common shares.
The Bank has various other share-based compensation plans where certain employees are awarded cash payments equivalent to units of the Bank’s common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of the effects of hedges, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank’s share units, this period is generally equal to four years.

EMPLOYEE BENEFITS
Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank’s principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate, which are reviewed annually with the Bank’s actuaries. The expense recognized includes the cost of benefits for employee service provided in the current year, interest expense on obligations, expected return on plan assets, the cost of vested plan amendments, the amortization of the cost of unvested plan amendments, and amortization of actuarial gains or losses. The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative expenses and recognized cumulative contributions and is reported in other assets or other liabilities.
The cost of plan amendments are recognized in income immediately if they relate to vested benefits. Otherwise, the cost of plan amendments are deferred and amortized into income on a straight-line basis over the vesting period, which is the period until the plan member becomes unconditionally entitled to the benefits for the principal pension plans and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan.
The excess, if any, of the accumulated net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets for the Bank’s principal pension plans is recognized in income on a straight-line basis over the expected average remaining working lives of the active plan members. This is commonly referred to as the corridor approach.
Prepaid pension assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.
Curtailment and settlement gains and losses are recognized in income by the Bank when the curtailment or settlement occurs. A curtailment occurs when the Bank is demonstrably committed to materially reducing the number of employees covered by the plan, or amending the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank’s contributions to those plans.

INSURANCE
Premiums for short-duration insurance contracts, net of reinsurance, primarily property and casualty, are deferred as unearned premiums and reported in other income on a pro rata basis over the terms of the policies, except for contracts where the period of risk differs significantly from the contract period. Unearned premiums are reported in other liabilities, gross of premiums attributable to reinsurers. The reinsurers’ share is recognized as an asset in other assets. Premiums from life and health insurance policies are recognized as income when due from the policyholder.
For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy claims, as determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis as insurance claims are reported and actuarial assumptions are reassessed. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Changes in actuarial liabilities are reported in other income.

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PROVISIONS
Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.
Provisions are measured based on management’s best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

INCOME TAXES
Income tax is comprised of current and deferred tax. Income tax is recognized in the Consolidated Statement of Income except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management determines they are no longer required or as determined by statute.

NOTE 3 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT OF FINANCIAL ASSETS
Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for the presence of these conditions. This includes determining, as a matter of judgment, whether a loss event has resulted in a decline in fair value below cost that is significant or prolonged for available-for-sale equity securities, and a deterioration of credit quality for available-for-sale debt securities. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a ‘loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Judgment is required as to the timing of designating a loan as impaired and the amount of the allowance required. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.
If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

FAIR VALUE MEASUREMENT
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

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For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
The inherent nature of private equity investing is that the Bank’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
For certain types of equity instruments fair value is assumed to approximate carrying value where the range of reasonable valuation techniques is significant and the probabilities of such valuation techniques cannot be reasonably assessed. In such instances fair value may not be reliably measured due to the equity instruments unique characteristics, including trading restrictions or that quoted market prices for similar securities are not available.
Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.
An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION
Certain assets transferred as part of securitization transactions may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES
The fair value of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models (based on advanced approaches under Basel III) to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plans obligations and expenses in future years.

INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

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Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.
The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITIES
Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For example, given that SPEs may not be controlled directly through holding the majority of voting rights, management judgment is required to assess whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank’s exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 2.

NOTE 4 CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICIES

The following amendments have been adopted by the Bank.

Disclosures – Transfer of Financial Assets
The amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7), issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset. The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period. The amendment is effective for annual periods beginning on or after July 1, 2011 and comparative disclosures are not required for any period beginning before that date. The amendments to IFRS 7 have been adopted by the Bank as at October 31, 2012 on a prospective basis.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments – Classification and Measurement
IFRS 9, Financial Instruments (IFRS 9), reflects the first phase of the IASB’s work on the replacement of the current IFRS financial instruments standard (IAS 39) and applies to the classification and measurement of financial assets and liabilities. The IASB decided in November 2011 to delay the mandatory effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, which will be November 1, 2015 for the Bank, and tentatively agreed to a limited reconsideration of IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, as well as any potential future amendments thereto.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	22

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities
In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:
•	IAS 32, Financial Instruments: Presentation (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities; and
•
IFRS 7, Financial Instruments: Disclosures (IFRS 7), which provides common disclosure requirements intended to help investors and other users better assess the effect or potential effect of offsetting arrangements on a company’s financial position.

The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. Both amendments are to be applied retrospectively. The IAS 32 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank. The Bank is currently assessing the impact of the IFRS 7 amendments.

Consolidation
The IASB issued the following new and amended guidance related to consolidated financial statements:
•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special-Purpose Entities;
•	IFRS 11, Joint Arrangements;
•	IFRS 12, Disclosure of Interests in Other Entities; and
•	IAS 27 (Revised 2011), Separate Financial Statements, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all of its SPEs and its involvement with other third party entities and will potentially result in additional disclosures. The Bank is currently assessing the impact of adopting these standards.

Fair Value Measurement
IFRS 13, Fair Value Measurement (IFRS 13), provides guidance for measuring fair value and for disclosing information about fair value measurements. IFRS 13 applies to other IFRS standards that require or permit fair value measurements or disclosures about fair value measurements and sets out a framework on how to measure fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. IFRS 13 is effective for quarterly and annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

Employee Benefits
The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Service costs, in addition to net interest expenses or income, are calculated by applying the discount rate to the net defined benefit surplus or deficit, and will be recorded in the Consolidated Statement of Income. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Furthermore, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit or recognize related restructuring costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. The Bank is currently assessing the impact of the amendments to IAS 19.

Presentation of Other Comprehensive Income
The amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, which will be November 1, 2012 for the Bank, and are to be applied retrospectively. These amendments are not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

NOTE 5 FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain deposits classified as trading, securitization liabilities at fair value, and obligations related to securities sold short.

METHODS AND ASSUMPTIONS
The Bank calculates fair values based on the following methods of valuation and assumptions:

Government and Government-Related Securities
The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	23

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.
    The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity, and concentration.

Other Debt Securities
The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.
Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities
The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation, and amortization, and other relevant valuation techniques.
If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party should not impact the fair value of the original instrument.

Retained Interests
The methods and assumptions used to determine fair value of retained interests are described in Note 3.

Loans
The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.
The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or obtaining consensus or composite prices from pricing services.

Commodities
The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets. The fair value determination of derivative financial instruments is described below.

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.
Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.
A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	24

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral.
The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.
For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.
For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities
The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond prices.

Obligations Related to Securities Sold Short
The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements
Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value on the Consolidated Balance Sheet. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures
The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities
The fair value for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	25

Financial Assets and Liabilities
(millions of Canadian dollars)
	October 31, 2012		October 31, 2011
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,436	$3,436	$3,096	$3,096
Interest-bearing deposits with banks	21,692	21,692	21,016	21,016
Trading loans, securities, and other
Government and government-related securities	$34,563	$34,563	$28,600	$28,600
Other debt securities	7,887	7,887	9,205	9,205
Equity securities	37,691	37,691	27,038	27,038
Trading loans	8,271	8,271	5,325	5,325
Commodities	6,034	6,034	3,133	3,133
Retained interests	85	85	52	52
Total trading loans, securities, and other	$94,531	$94,531	$73,353	$73,353
Derivatives	60,919	60,919	59,845	59,845
Financial assets designated at fair value through profit or loss	6,173	6,173	4,236	4,236
Available-for-sale securities
Government and government-related securities	$61,365	$61,365	$58,711	$58,711
Other debt securities	33,864	33,864	30,784	30,784
Equity securities1	2,083	2,083	2,039	2,039
Debt securities reclassified from trading2	1,264	1,264	1,986	1,986
Total available-for-sale securities	$98,576	$98,576	$93,520	$93,520
Securities purchased under reverse repurchase agreements	$69,198	$69,198	$56,981	$56,981
Loans	408,848	412,409	377,187	382,868
Customers’ liability under acceptances	7,223	7,223	7,815	7,815
Other assets	10,320	10,320	8,188	8,188

FINANCIAL LIABILITIES
Trading deposits	$38,774	$38,774	$29,613	$29,613
Derivatives	64,997	64,997	61,715	61,715
Securitization liabilities at fair value	25,324	25,324	27,725	27,725
Other financial liabilities designated at fair value through profit or loss	17	17	32	32
Deposits	487,754	490,071	449,428	451,528
Acceptances	7,223	7,223	7,815	7,815
Obligations related to securities sold short	33,435	33,435	23,617	23,617
Obligations related to securities sold under repurchase agreements	38,816	38,816	25,991	25,991
Securitization liabilities at amortized cost	26,190	26,581	26,054	26,552
Other liabilities	18,489	18,489	18,607	18,607
Subordinated notes and debentures	11,318	12,265	11,543	12,397
Liability for preferred shares and capital trust securities	2,250	2,874	2,261	2,693
1 As at October 31, 2012, for certain available-for-sale equity securities, with a carrying value of $5 million (October 31, 2011 – $3 million), fair values are assumed to approximate carrying values.
2 Includes other debt securities as at October 31, 2012 of $1,264 million (October 31, 2011 – $1,986 million).

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	26

Financial Assets and Liabilities
(millions of Canadian dollars)
	November 1, 2010
	Carrying	Fair
	value	value
FINANCIAL ASSETS
Cash and due from banks	$2,574	$2,574
Interest-bearing deposits with banks	19,136	19,136
Trading loans, securities, and other
Government and government-related securities	$22,722	$22,722
Other debt securities	8,489	8,489
Equity securities	24,923	24,923
Trading loans	5,265	5,265
Commodities	2,249	2,249
Retained interests	47	47
Total trading loans, securities, and other	$63,695	$63,695
Derivatives	51,470	51,470
Financial assets designated at fair value through profit or loss	2,150	2,150
Available-for-sale securities
Government and government-related securities	$43,364	$43,364
Other debt securities	36,969	36,969
Equity securities1	2,126	2,126
Debt securities reclassified from trading2	4,228	4,228
Total available-for-sale securities	$86,687	$86,687
Securities purchased under reverse repurchase agreements	$50,658	$50,658
Loans	340,909	344,347
Customers’ liability under acceptances	7,757	7,757
Other assets	12,453	12,453

FINANCIAL LIABILITIES
Trading deposits	$22,991	$22,991
Derivatives	52,552	52,552
Securitization liabilities at fair value	27,256	27,256
Other financial liabilities designated at fair value through profit or loss	31	31
Deposits	404,873	407,153
Acceptances	7,757	7,757
Obligations related to securities sold short	23,691	23,691
Obligations related to securities sold under repurchase agreements	22,191	22,191
Securitization liabilities at amortized cost	23,078	23,653
Other liabilities	20,267	20,267
Subordinated notes and debentures	12,249	13,275
Liability for preferred shares and capital trust securities	2,926	3,379
1 As at November 1, 2010, for certain available-for-sale equity securities, with a carrying value of $202 million, fair values are assumed to approximate carrying values.
2 Includes other debt securities as at November 1, 2010 of $4,210 million and fair value of government and government-insured securities as at November 1, 2010 of $18 million.

Fair Value Hierarchy
IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities, and certain securitization liabilities, that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	27

    The following tables present the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at, October 31, 2012, October 31, 2011, and November 1, 2010.

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)
			October 31, 2012				October 31, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$3,556	$11,649	$–	$15,205	$2,293	$8,583	$–	$10,876
Provinces	–	3,731	–	3,731	1	2,714	5	2,720
U.S. federal, state, municipal governments,
and agencies debt	1,932	8,889	–	10,821	2,210	5,411	–	7,621
Other OECD government guaranteed debt	–	3,510	–	3,510	–	5,887	–	5,887
Mortgage-backed securities	–	1,296	–	1,296	–	1,496	–	1,496
Other debt securities
Canadian issuers	–	2,223	17	2,240	25	2,477	30	2,532
Other issuers	–	5,590	57	5,647	–	6,594	79	6,673
Equity securities
Common shares	31,740	5,850	77	37,667	24,699	2,308	–	27,007
Preferred shares	24	–	–	24	31	–	–	31
Trading loans	–	8,271	–	8,271	–	5,322	3	5,325
Commodities	6,034	–	–	6,034	3,133	–	–	3,133
Retained interests	–	–	85	85	–	–	52	52
	$43,286	$51,009	$236	$94,531	$32,392	$40,792	$169	$73,353
Derivatives
Interest rate contracts	$7	$38,605	$7	$38,619	$23	$35,659	$11	$35,693
Foreign exchange contracts	140	13,116	16	13,272	358	17,900	16	18,274
Credit contracts	–	37	12	49	–	130	21	151
Equity contracts	–	7,755	691	8,446	1	4,318	630	4,949
Commodity contracts	131	379	23	533	149	622	7	778
	$278	$59,892	$749	$60,919	$531	$58,629	$685	$59,845
Financial assets designated at
fair value through profit or loss
Securities	$603	$5,557	$–	$6,160	$592	$3,630	$–	$4,222
Loans	–	–	13	13	–	6	8	14
	$603	$5,557	$13	$6,173	$592	$3,636	$8	$4,236
Available-for-sale securities1
Government and government-related securities
Canadian government debt
Federal	$6,533	$4,322	$–	$10,855	$8,052	$1,263	$–	$9,315
Provinces	–	2,503	–	2,503	–	369	–	369
U.S. federal, state, municipal governments,
and agencies debt	125	29,530	–	29,655	125	28,271	–	28,396
Other OECD government guaranteed debt	–	17,208	2	17,210	–	19,970	–	19,970
Mortgage-backed securities	–	1,142	–	1,142	–	661	–	661
Other debt securities
Asset-backed securities	–	25,045	–	25,045	–	22,947	–	22,947
Corporate and other debt	–	8,762	57	8,819	–	7,813	24	7,837
Equity securities
Common shares2	197	206	1,443	1,846	80	149	1,524	1,753
Preferred shares	–	69	163	232	93	–	190	283
Debt securities reclassified from trading3	–	1,099	165	1,264	–	1,828	158	1,986
	$6,855	$89,886	$1,830	$98,571	$8,350	$83,271	$1,896	$93,517
Securities purchased under reverse
repurchase agreements	$–	$9,340	$–	$9,340	$–	$3,382	$–	$3,382

FINANCIAL LIABILITIES
Trading deposits	$–	$37,674	$1,100	$38,774	$–	$28,533	$1,080	$29,613
Derivatives
Interest rate contracts	$8	$33,084	$104	$33,196	$19	$31,365	$92	$31,476
Foreign exchange contracts	105	21,547	14	21,666	318	23,521	14	23,853
Credit contracts	–	236	11	247	–	182	31	213
Equity contracts	–	8,268	1,011	9,279	–	4,516	973	5,489
Commodity contracts	103	495	11	609	114	562	8	684
	$216	$63,630	$1,151	$64,997	$451	$60,146	$1,118	$61,715
Securitization liabilities at fair value	$–	$25,324	$–	$25,324	$–	$27,725	$–	$27,725
Other financial liabilities designated
at fair value through profit or loss	$–	$–	$17	$17	$–	$5	$27	$32
Obligations related to securities sold short	$15,125	$18,289	$21	$33,435	$12,135	$11,480	$2	$23,617
Obligations related to securities sold
under repurchase agreements	$–	$10,232	$–	$10,232	$–	$3,917	$–	$3,917
1
As at October 31, 2012, certain available-for-sale securities with a carrying value of $5 million (October 31, 2011 – $3 million) are carried at cost because they do not have quoted market prices in an active market and fair value cannot be reliably measured.

2
As at October 31, 2012, common shares includes the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $956 million (October 31, 2011 – $1,020 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

3	As at October 31, 2012, includes corporate and other debt securities of $1,264 million (October 31, 2011 – $1,986 million).

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	28

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)
			November 1, 2010
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$1,935	$5,365	$–	$7,300
Provinces	–	2,575	14	2,589
U.S. federal, state, municipal governments, and agencies debt	765	6,546	37	7,348
Other OECD government guaranteed debt	–	4,102	–	4,102
Mortgage-backed securities	–	1,383	–	1,383
Other debt securities
Canadian issuers	12	2,637	27	2,676
Other issuers	–	5,731	82	5,813
Equity securities
Common shares	23,881	1,017	–	24,898
Preferred shares	25	–	–	25
Trading loans	–	5,252	13	5,265
Commodities	2,249	–	–	2,249
Retained interests	–	–	47	47
	$28,867	$34,608	$220	$63,695
Derivatives
Interest rate contracts	$4	$27,270	$46	$27,320
Foreign exchange contracts	385	19,322	170	19,877
Credit contracts	–	167	21	188
Equity contracts	11	2,742	557	3,310
Commodity contracts	150	620	5	775
	$550	$50,121	$799	$51,470
Financial assets designated at fair value through profit or loss
Securities	$722	$1,319	$24	$2,065
Loans	–	68	17	85
	$722	$1,387	$41	$2,150
Available-for-sale securities1
Government and government-related securities
Canadian government debt
Federal	$10,850	$820	$–	$11,670
Provinces	–	388	–	388
U.S. federal, state, municipal governments, and agencies debt	127	11,115	–	11,242
Other OECD government guaranteed debt	–	19,920	–	19,920
Mortgage-backed securities	–	135	–	135
Other debt securities
Asset-backed securities	–	20,161	–	20,161
Corporate and other debt	39	16,745	24	16,808
Equity securities
Common shares2	104	122	1,544	1,770
Preferred shares	105	–	58	163
Debt securities reclassified from trading3	–	4,164	64	4,228
	$11,225	$73,570	$1,690	$86,485

FINANCIAL LIABILITIES
Trading deposits	$–	$21,881	$1,110	$22,991
Derivatives
Interest rate contracts	$3	$24,531	$90	$24,624
Foreign exchange contracts	452	22,814	85	23,351
Credit contracts	–	180	43	223
Equity contracts	–	2,721	922	3,643
Commodity contracts	71	630	10	711
	$526	$50,876	$1,150	$52,552
Securitization liabilities at fair value	$–	$27,256	$–	$27,256
Other financial liabilities designated at fair value through profit or loss	$–	$–	$31	$31
Obligations related to securities sold short	$10,846	$12,815	$30	$23,691
1
As at November 1, 2010, certain available-for-sale securities with a carrying value of $202 million are carried at cost because they do not have quoted market prices in an active market and fair value cannot be reliably measured.

2
As at November 1, 2010, common shares includes the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1,050 million which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

3	As at November 1, 2010, includes other debt securities of $4,210 million and fair value of government and government-insured securities of $18 million.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	29

There were no significant transfers between Level 1 and Level 2 for the twelve months ended October 31, 2012 and October 31, 2011.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the year ended October 31, 2012 and October 31, 2011, respectively.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)
		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1	in	Included				Into	Out of	Oct. 31	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$–	$–	$–	$1	$–	$–	$–	$(1)	$–	$–
Provinces	5	–	–	3	–	(10)	5	(3)	–	–
Other debt securities
Canadian issuers	30	4	–	29	–	(52)	29	(23)	17	2
Other issuers	79	8	–	276	–	(272)	50	(84)	57	(4)
Equity securities
Common shares	–	–	–	89	–	(12)	–	–	77	–
Trading loans	3	–	–	2	–	(8)	3	–	–	–
Retained interests	52	17	–	28	9	(21)	–	–	85	10
	$169	$29	$–	$428	$9	$(375)	$87	$(111)	$236	$8
Financial assets designated
at fair value through
profit or loss
Loans	$8	$14	$–	$–	$–	$(9)	$–	$–	$13	$5
	$8	$14	$–	$–	$–	$(9)	$–	$–	$13	$5
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	$–	$–	$–	$2	$–	$–	$–	$–	$2	$–
Other debt securities
Corporate and other debt	24	1	1	14	–	(2)	45	(26)	57	1
Equity securities
Common shares	1,524	114	(33)	66	–	(228)	–	–	1,443	(11)
Preferred shares	190	(21)	47	1	–	(54)	–	–	163	39
Debt securities reclassified
from trading	158	12	13	–	–	(9)	22	(31)	165	8
	$1,896	$106	$28	$83	$–	$(293)	$67	$(57)	$1,830	$37

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1	in	Included				Into	Out of	Oct. 31	instruments
	2011	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2012	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,080	$16	$–	$–	$395	$(392)	$1	$–	$1,100	$26
Derivatives4
Interest rate contracts	$81	$10	$–	$5	$–	$–	$1	$–	$97	$15
Foreign exchange contracts	(2)	–	–	–	–	–	–	–	(2)	–
Credit contracts	10	(14)	–	–	–	3	(2)	2	(1)	(3)
Equity contracts	343	(18)	–	(134)	187	(59)	1	–	320	(13)
Commodity contracts	1	(13)	–	–	–	(1)	–	1	(12)	(11)
	$433	$(35)	$–	$(129)	$187	$(57)	$–	$3	$402	$(12)
Other financial liabilities
designated at fair value
through profit or loss	$27	$(65)	$–	$–	$188	$(135)	$2	$–	$17	$(65)
Obligations related to
securities sold short	$2	$–	$–	$(6)	$–	$37	$2	$(14)	$21	$5
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from sale of available-for-sale securities, trading income (loss), and other income on the Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $749 million (November 1, 2011 – $685 million) and derivative liabilities of $1,151 million (November 1, 2011 – $1,118 million) as at October 31, 2012, which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	30

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)
		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	Nov. 1	in	Included				Into	Out of	Oct. 31	instruments
	2010	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$–	$–	$–	$15	$–	$(15)	$–	$–	$–	$–
Provinces	14	1	–	45	–	(55)	–	–	5	(1)
U.S. federal, state, municipal
governments, and
agencies debt	37	–	–	–	–	(37)	–	–	–	–
Other debt securities
Canadian issuers	27	3	–	46	–	(48)	16	(14)	30	(5)
Other issuers	82	15	–	557	–	(454)	92	(213)	79	(11)
Equity securities
Common shares	–	–	–	12	–	(12)	–	–	–	–
Preferred shares	–	–	–	34	–	(34)	–	–	–	–
Trading loans	13	1	–	3	–	(16)	2	–	3	–
Retained interests	47	6	–	–	7	(8)	–	–	52	6
	$220	$26	$–	$712	$7	$(679)	$110	$(227)	$169	$(11)
Financial assets designated at
fair value through profit or loss
Securities	$24	$–	$–	$39	$–	$(63)	$–	$–	$–	$–
Loans	17	18	–	–	–	(13)	6	(20)	8	–
	$41	$18	$–	$39	$–	$(76)	$6	$(20)	$8	$–
Available-for-sale securities
Other debt securities
Asset-backed securities	$–	$–	$–	$66	$–	$(66)	$–	$–	$–	$–
Corporate and other debt	24	–	1	–	–	(3)	2	–	24	1
Equity securities
Common shares	1,544	217	6	141	–	(383)	–	(1)	1,524	14
Preferred shares	58	24	5	2	–	(63)	164	–	190	(15)
Debt securities reclassified
from trading	64	6	(11)	–	–	(1)	100	–	158	(4)
	$1,690	$247	$1	$209	$–	$(516)	$266	$(1)	$1,896	$(4)

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	Nov. 1	in	Included				Into	Out of	Oct. 31	instruments
	2010	income1	in OCI	Purchases	Issuances	Other2	Level 3	Level 3	2011	still held3
FINANCIAL LIABILITIES
Trading deposits	$1,110	$20	$–	$–	$467	$(517)	$–	$–	$1,080	$19
Derivatives4
Interest rate contracts	$44	$16	$–	$3	$–	$12	$6	$–	$81	$50
Foreign exchange contracts	(85)	14	–	–	–	69	–	–	(2)	(1)
Credit contracts	22	(7)	–	–	–	(1)	(1)	(3)	10	(3)
Equity contracts	365	(43)	–	(197)	272	(54)	–	–	343	(39)
Commodity contracts	5	–	–	–	–	(2)	(5)	3	1	(3)
	$351	$(20)	$–	$(194)	$272	$24	$–	$–	$433	$4
Other financial liabilities
designated at fair value
through profit or loss	$31	$(58)	$–	$–	$216	$(162)	$–	$–	$27	$(58)
Obligations related to
securities sold short	$30	$(1)	$–	$(42)	$–	$36	$6	$(27)	$2	$1
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from sale of available-for-sale securities, trading income (loss), and other income on the Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
Consists of derivative assets of $685 million (November 1, 2010 – $799 million) and derivative liabilities of $1,118 million (November 1, 2010 – $1,150 million) as at October 31, 2011, which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	31

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at October 31, 2012, October 31, 2011 and November 1, 2010, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)
	October 31, 2012		October 31, 2011		November 1, 2010
	Impact to net assets		Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
U.S. federal, state, municipal governments, and agencies debt	$–	$–	$–	$–	$1	$1
Other debt securities
Other issuers	–	–	1	1	–	–
Equity securities
Common shares	4	4	–	–	–	–
Trading loans	–	–	–	–	2	2
Retained interests	7	3	4	–	3	–
	$11	$7	$5	$1	$6	$3
Derivatives
Interest rate contracts	$2	$2	$2	$2	$5	$5
Credit contracts	–	–	1	1	1	1
Equity contracts	36	47	9	21	–	19
	$38	$49	$12	$24	$6	$25
Available-for-sale securities
Other debt securities
Corporate and other debt	$2	$2	$–	$–	$–	$–
Equity securities
Common shares	97	24	25	49	47	47
Preferred shares	8	8	7	7	6	6
Debt securities reclassified from trading	4	4	4	4	1	1
	$111	$38	$36	$60	$54	$54
FINANCIAL LIABILITIES
Trading deposits	$3	$6	$3	$6	$3	$2
Derivatives
Interest rate contracts	$36	$26	$16	$16	$11	$11
Credit contracts	–	–	2	2	3	3
Equity contracts	66	50	36	14	29	3
Commodity contracts	–	–	–	–	2	3
	$102	$76	$54	$32	$45	$20
Other financial liabilities designated at fair value through
profit or loss	$3	$3	$5	$5	$5	$5
Obligations related to securities sold short	–	–	–	–	1	1
Total	$268	$179	$115	$128	$120	$110

The best evidence of a financial instrument’s fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.
The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with non-observable market inputs at initial recognition.

(millions of Canadian dollars)
	2012	2011
Balance as at beginning of year	$35	$15
New transactions	34	26
Recognized in the Consolidated Statement of Income during the year	(21)	(6)
Balance as at end of year	$48	$35

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	32

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE
Loans Designated at Fair Value through Profit or Loss
Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the criteria described in Note 2 are met. The fair value of loans designated at fair value through profit or loss was $13 million as at October 31, 2012 (October 31, 2011 – $14 million; November 1, 2010 – $85 million), which represents their maximum credit exposure.
These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.
As at October 31, 2012, the notional value of credit derivatives used to mitigate the maximum exposure to credit risk on these loans was $140 million (October 31, 2011 – $140 million; November 1, 2010 – $153 million) and fair value was $(15) million (October 31, 2011 – $(11) million; November 1, 2010 – $(8) million). The Bank also uses other instruments within this portfolio to hedge its total maximum exposure to loss.
As at October 31, 2012, October 31, 2011, and November 1, 2010, the cumulative change in fair value of these loans attributable to changes in credit risk was $12 million, $9 million and nil, respectively, calculated by determining the changes in credit spread implicit in the fair value of the loans. As at the same dates, the cumulative change in fair value of the credit derivatives hedging these loans used to mitigate credit risk was $(15) million, $(11) million and $(8) million, respectively.
During the year ended October 31, 2012, income (loss) representing net changes in the fair value of these loans due to changes in credit risk of the loans was $5 million (October 31, 2011– $4 million). During the same period, the net changes in fair value of the credit derivatives hedging these loans which were used to mitigate credit risk were $(12) million (October 31, 2011 – $(12) million).

Securities Designated at Fair Value through Profit or Loss
Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as a portion of the loss or income resulting from changes to the discount rate used to value the insurance liabilities.
In addition, certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value
Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.
The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $445 million less than the carrying amount as at October 31, 2012, $811 million as at October 31, 2011 and $923 million as at November 1, 2010.

Other Liabilities Designated at Fair Value through Profit or Loss
The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss
During the year ended October 31, 2012 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(5) million (2011 – $(306) million).

NOTE 6 SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE
During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.
The fair value of the reclassified debt securities was $1,264 million as at October 31, 2012 (October 31, 2011 – $1,986 million; November 1, 2010 – $4,228 million). For the year ended October 31, 2012, net interest income of $90 million (October 31, 2011 – $183 million after tax) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the year ended October 31, 2012 of $26 million after tax, (October 31, 2011 – decrease of $186 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income for the year ended October 31, 2012 of $26 million after tax (October 31, 2011 – decrease in net income of $186 million after tax). During the year ended October 31, 2012, reclassified debt securities with a fair value of $789 million (October 31, 2011 – $2,162 million) were sold or matured, and $23 million after tax (October 31, 2011 – $69 million after tax) was recorded in net gains from available-for-sale securities.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	33

The remaining terms to contractual maturities of the securities held by the Bank are as follows:

Securities Maturity Schedule
(millions of Canadian dollars)
						October 31, 2012
	Remaining terms to maturities1
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total

Trading securities2
Government and government-related securities
Canadian government debt
Federal	$7,124	$2,793	$2,398	$847	$2,043	$–	$15,205
Provinces	1,263	295	300	429	1,444	–	3,731
U.S. federal, state, municipal governments, and
agencies debt	3,567	5,870	458	646	280	–	10,821
Other OECD government-guaranteed debt	2,484	412	261	222	131	–	3,510
Mortgage-backed securities	85	795	398	14	4	–	1,296
	14,523	10,165	3,815	2,158	3,902	–	34,563
Other debt securities
Canadian issuers	618	435	478	400	309	–	2,240
Other issuers	2,208	1,848	1,028	498	65	–	5,647
	2,826	2,283	1,506	898	374	–	7,887
Equity securities
Common shares	–	–	–	–	–	37,667	37,667
Preferred shares	–	–	–	–	–	24	24
	–	–	–	–	–	37,691	37,691
Retained interests	1	34	6	14	30	–	85
Total trading securities	$17,350	$12,482	$5,327	$3,070	$4,306	$37,691	$80,226

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$9,943	$122	$132	$630	$28	$–	$10,855
Provinces	2,178	97	54	165	9	–	2,503
U.S. federal, state, municipal governments, and
agencies debt	2,076	1,369	1,221	11,670	13,319	–	29,655
Other OECD government-guaranteed debt	2,479	11,379	3,323	29	–	–	17,210
Mortgage-backed securities	61	31	1,050	–	–	–	1,142
	16,737	12,998	5,780	12,494	13,356	–	61,365
Other debt securities
Asset-backed securities	1,031	4,152	5,718	7,305	6,839	–	25,045
Non-agency CMO	–	–	–	–	961	–	961
Corporate and other debt	670	4,781	1,782	456	169	–	7,858
	1,701	8,933	7,500	7,761	7,969	–	33,864
Equity securities
Common shares	–	–	–	–	–	1,851	1,851
Preferred shares	–	–	–	–	–	232	232
	–	–	–	–	–	2,083	2,083
Debt securities reclassified from trading	152	333	442	151	186	–	1,264
Total available-for-sale securities	$18,590	$22,264	$13,722	$20,406	$21,511	$2,083	$98,576
Total securities	$35,940	$34,746	$19,049	$23,476	$25,817	$39,774	$178,802
1 Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
2	Includes securities designated as fair value through profit or loss.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	34

Securities Maturity Schedule
(millions of Canadian dollars)							October 31	November 1
							2011	2010
	Remaining terms to maturities1
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total	Total

Trading securities2
Government and government-related securities
Canadian government debt
Federal	$5,206	$1,961	$1,148	$2,055	$506	$–	$10,876	$7,300
Provinces	449	477	293	1,080	421	–	2,720	2,589
U.S. federal, state, municipal governments, and
agencies debt	2,724	3,182	567	176	972	–	7,621	7,348
Other OECD government-guaranteed debt	4,587	507	373	341	79	–	5,887	4,102
Mortgage-backed securities	81	652	730	33	–	–	1,496	1,383
	13,047	6,779	3,111	3,685	1,978	–	28,600	22,722
Other debt securities
Canadian issuers	890	514	435	625	68	–	2,532	2,676
Other issuers	3,147	1,710	1,003	599	214	–	6,673	5,813
	4,037	2,224	1,438	1,224	282	–	9,205	8,489
Equity securities
Common shares	–	–	–	–	–	27,007	27,007	24,898
Preferred shares	–	–	–	–	–	31	31	25
	–	–	–	–	–	27,038	27,038	24,923
Retained interests	1	4	4	11	32	–	52	47
Total trading securities	$17,085	$9,007	4,553	$4,920	$2,292	$27,038	$64,895	$56,181

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$6,919	$2,104	$–	$266	$26	$–	$9,315	$11,670
Provinces	18	145	100	98	8	–	369	388
U.S. federal, state, municipal governments, and
agencies debt	8,076	1,855	987	6,887	10,591	–	28,396	11,242
Other OECD government-guaranteed debt	6,102	10,077	3,704	87	–	–	19,970	19,929
Mortgage-backed securities	–	115	546	–	–	–	661	135
	21,115	14,296	5,337	7,338	10,625	–	58,711	43,364
Other debt securities
Asset-backed securities	16	6,932	6,550	3,269	6,180	–	22,947	20,161
Non-agency CMO	–	–	–	–	249	–	249	–
Corporate and other debt	503	4,066	2,362	606	51	–	7,588	16,808
	519	10,998	8,912	3,875	6,480	–	30,784	36,969
Equity securities
Common shares	–	–	–	–	–	1,756	1,756	1,780
Preferred shares	–	–	–	–	–	283	283	346
	–	–	–	–	–	2,039	2,039	2,126
Debt securities reclassified from trading	275	606	470	329	306	–	1,986	4,228
Total available-for-sale securities	$21,909	$25,900	$14,719	$11,542	$17,411	$2,039	$93,520	$86,687
Total securities	$38,994	$34,907	$19,272	$16,462	$19,703	$29,077	$158,415	$142,868
1 Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
2	Includes securities designated as fair value through profit or loss.

Unrealized Gains and Losses on Available-for-Sale Securities
The following tables summarize the unrealized gains and losses as at October 31, 2012, October 31, 2011, and November 1, 2010.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	35

Unrealized Gains and Losses on Available-for-Sale Securities
(millions of Canadian dollars)
			October 31, 2012
	Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair
	cost 1	gains	losses	value
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,818	$38	$1	$10,855
Provinces	2,485	18	–	2,503
U.S. federal, state, municipal governments, and agencies debt	28,821	865	31	29,655
Other OECD government guaranteed debt	16,856	360	6	17,210
Mortgage-backed securities	1,134	8	–	1,142
	60,114	1,289	38	61,365
Other debt securities
Asset-backed securities	24,868	222	45	25,045
Non-agency collateralized mortgage obligation portfolio	939	22	–	961
Corporate and other debt	7,587	294	23	7,858
	33,394	538	68	33,864
Equity securities
Common shares	1,749	117	15	1,851
Preferred shares	194	38	–	232
	1,943	155	15	2,083
Debt securities reclassified from trading2	1,165	130	31	1,264
Total available-for-sale securities3	$96,616	$2,112	$152	$98,576

			October 31, 2011
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$9,286	$32	$3	$9,315
Provinces	350	19	–	369
U.S. federal, state, municipal governments, and agencies debt	28,004	443	51	28,396
Other OECD government guaranteed debt	19,658	319	7	19,970
Mortgage-backed securities	651	10	–	661
	57,949	823	61	58,711
Other debt securities
Asset-backed securities	22,516	504	73	22,947
Non-agency collateralized mortgage obligation portfolio	249	–	–	249
Corporate and other debt	7,476	199	87	7,588
	30,241	703	160	30,784
Equity securities
Common shares	1,584	207	35	1,756
Preferred shares	298	24	39	283
	1,882	231	74	2,039
Debt securities reclassified from trading2	1,913	130	57	1,986
Total available-for-sale securities3	$91,985	$1,887	$352	$93,520

			November 1, 2010
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$11,654	$19	$3	$11,670
Provinces	370	18	–	388
U.S. federal, state, municipal governments, and agencies debt	11,071	200	29	11,242
Other OECD government guaranteed debt	19,556	389	16	19,929
Mortgage-backed securities	133	2	–	135
	42,784	628	48	43,364
Other debt securities
Asset-backed securities	19,623	554	16	20,161
Corporate and other debt	16,476	356	24	16,808
	36,099	910	40	36,969
Equity securities
Common shares	1,603	239	62	1,780
Preferred shares	326	34	14	346
	1,929	273	76	2,126
Debt securities reclassified from trading2	3,928	331	31	4,228
Total available-for-sale securities3	$84,740	$2,142	$195	$86,687
1 Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2  Includes corporate and other debt securities, as at October 31, 2012, of $1,264 million (October 31, 2011 – $1,986 million and November 1, 2010 – $4,210 million) and fair value of government and government-insured securities, as at October 31, 2012, of nil (October 31, 2011 – nil and November 1, 2010 – $18 million).

3  As at October 31, 2012, certain available-for-sale securities with a carrying value of $5 million (October 31, 2011 – $3 million and November 1, 2010 – $202 million) do not have quoted market prices in an active market, whose fair value cannot be reliably measured and are carried at cost.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	36

In the following table, unrealized losses for available-for-sale securities are categorized as “12 months or longer” if for each of the consecutive 12 months preceding October 31, 2012, October 31, 2011 and November 1, 2010, the fair value of the securities was less than the amortized cost. If not, they have been categorized as “Less than 12 months”.

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)
					October 31, 2012
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses
Available-for-sale securities
Government and government-related securities
Canadian government debt – federal	$4,027	$1	$–	$–	$4,027	$1
U.S. federal, state and municipal governments, and
agencies debt	2,656	17	869	14	3,525	31
Other OECD government-guaranteed debt	2,849	6	–	–	2,849	6
	9,532	24	869	14	10,401	38
Other debt securities
Asset-backed securities	295	10	2,201	35	2,496	45
Corporate and other debt	421	15	395	8	816	23
	716	25	2,596	43	3,312	68
Equity securities
Common shares	18	13	40	2	58	15
	18	13	40	2	58	15
Debt securities reclassified from trading	–	–	179	31	179	31
Total	$10,266	$62	$3,684	$90	$13,950	$152

					October 31, 2011
Available-for-sale securities
Government and government-related securities
Canadian government debt – federal	$–	$–	$1,479	$3	$1,479	$3
U.S. federal, state and municipal governments, and
agencies debt	3,771	46	582	5	4,353	51
Other OECD government-guaranteed debt	1,094	7	86	–	1,180	7
	4,865	53	2,147	8	7,012	61
Other debt securities
Asset-backed securities	5,256	56	1,275	17	6,531	73
Corporate and other debt	2,566	73	219	14	2,785	87
	7,822	129	1,494	31	9,316	160
Equity securities
Common shares	31	16	37	19	68	35
Preferred shares	89	39	–	–	89	39
	120	55	37	19	157	74
Debt securities reclassified from trading	60	4	173	53	233	57
Total	$12,867	$241	$3,851	$111	$16,718	$352

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	37

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)
					November 1, 2010
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
Available-for-sale securities	value	losses	value	losses	value	losses
Government and government-related securities
Canadian government debt – federal	$10,043	$3	$–	$–	$10,043	$3
U.S. federal, state and municipal governments, and
agencies debt	1,940	26	886	3	2,826	29
Other OECD government-guaranteed debt	1,759	8	3,028	8	4,787	16
	13,742	37	3,914	11	17,656	48
Other debt securities
Asset-backed securities	2,465	9	146	7	2,611	16
Corporate and other debt	1,036	22	3	2	1,039	24
	3,501	31	149	9	3,650	40
Equity securities
Common shares	53	43	195	19	248	62
Preferred shares	6	3	99	11	105	14
	59	46	294	30	353	76
Debt securities reclassified from trading	129	3	204	28	333	31
Total	$17,431	$117	$4,561	$78	$21,992	$195

Net Securities Gains (Losses) on Available-for-Sale Securities
(millions of Canadian dollars)
	2012	2011
Net realized gains (losses)	$423	$416
Write-downs1	(50)	(23)
Total	$373	$393
1
None of the write-downs for the year ended October 31, 2012, (2011 – nil) related to debt securities in the reclassified portfolio as described in “Reclassification of Certain Debt Securities – Trading to Available-for-Sale” above.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	38

NOTE 7 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans and related allowances for credit losses.

Loans, Impaired Loans, and Allowance for Credit Losses
(millions of Canadian dollars)
								October 31, 2012
	Gross loans				Allowance for loan losses1
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
Residential mortgages2,3,4	$168,575	$2,355	$679	$171,609	$–	$27	$50	$77	$171,532
Consumer instalment and other personal5	111,063	5,645	673	117,381	–	118	430	548	116,833
Credit card	14,230	922	181	15,333	–	83	605	688	14,645
Business and government2,3,4	95,893	1,530	985	98,408	168	22	703	893	97,515
	$389,761	$10,452	$2,518	$402,731	$168	$250	$1,788	$2,206	$400,525
Debt securities classified as loans				4,994	185	–	155	340	4,654
Acquired credit-impaired loans				3,767	31	67	–	98	3,669
Total				$411,492	$384	$317	$1,943	$2,644	$408,848

								October 31, 2011
Residential mortgages2,3,4	$151,600	$2,403	$789	$154,792	$–	$32	$28	$60	$154,732
Consumer instalment and other personal5	108,260	5,699	415	114,374	–	114	367	481	113,893
Credit card	8,383	518	85	8,986	–	64	244	308	8,678
Business and government2,3,4	86,697	1,377	1,204	89,278	186	34	857	1,077	88,201
	$354,940	$9,997	$2,493	$367,430	$186	$244	$1,496	$1,926	$365,504
Debt securities classified as loans				6,511	179	–	149	328	6,183
Acquired credit-impaired loans				5,560	30	30	–	60	5,500
Total				$379,501	$395	$274	$1,645	$2,314	$377,187

								November 1, 2010
Residential mortgages2,3,4	$132,211	$2,432	$725	$135,368	$–	$31	$32	$63	$135,305
Consumer instalment and other personal5	100,197	6,061	341	106,599	–	117	361	478	106,121
Credit card	8,252	532	86	8,870	–	66	226	292	8,578
Business and government2,3,4	74,464	1,903	1,383	77,750	276	47	850	1,173	76,577
	$315,124	$10,928	$2,535	$328,587	$276	$261	$1,469	$2,006	$326,581
Debt securities classified as loans				7,591	140	–	163	303	7,288
Acquired credit-impaired loans				7,040	–	–	–	–	7,040
Total				$343,218	$416	$261	$1,632	$2,309	$340,909
1	Excludes allowance for off-balance sheet positions.
2
Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million; November 1, 2010 – $5,265 million) and amortized cost of $7,918 million at October 31, 2012 (October 31, 2011 – $5,076 million; November 1, 2010 – $4,998 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million; November 1, 2010 – $85 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million; November 1, 2010 – $86 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

3	Includes insured mortgages of $126,951 million as at October 31, 2012 (October 31, 2011 – $121,339 million; November 1, 2010 – $113,380 million).
4
As at October 31, 2012, impaired loans with a balance of $456 million did not have a related allowance for credit losses (October 31, 2011 – $530 million; November 1, 2010 – $495 million). An allowance was not required for these loans as the balance relates to loans that are insured or the realizable value of the collateral exceeded the loan amount.

5	Includes Canadian government-insured real estate personal loans of $30,241 million as at October 31, 2012 (October 31, 2011 – $32,767 million; November 1, 2010 – $33,583 million).

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. In order to determine the carrying value of foreclosed assets, the Bank predominantly relies on third-party appraisals. Foreclosed assets held for sale were $254 million as at October 31, 2012 (October 31, 2011 – $186 million, November 1, 2010 – $158 million).

The carrying value of loans renegotiated during the year ended October 31, 2012, that would otherwise have been impaired, was $124 million (October 31, 2011 – $82 million).

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	39

The following table presents information related to the Bank’s impaired loans.

Impaired Loans1
(millions of Canadian dollars)
			October 31, 2012
			Related	Average
	Unpaid		allowance	gross
	principal	Carrying	for credit	impaired
	balance2	value	losses	loans
Residential mortgages	$722	$679	$27	$722
Consumer instalment and other personal	744	673	118	457
Credit card	181	181	83	157
Business and government	1,639	985	190	1,092
Total	$3,286	$2,518	$418	$2,428

			October 31, 2011
			Related	Average
	Unpaid		allowance	gross
	principal	Carrying	for credit	impaired
	balance2	value	losses	loans
Residential mortgages	$830	$789	$32	$770
Consumer instalment and other personal	466	415	114	383
Credit card	85	85	64	86
Business and government	1,497	1,204	220	1,265
Total	$2,878	$2,493	$430	$2,504

		November 1, 20103
			Related
	Unpaid		allowance
	principal	Carrying	for credit
	balance2	value	losses
Residential mortgages	$754	$725	$31
Consumer instalment and other personal	453	341	117
Credit card	86	86	66
Business and government	1,661	1,383	323
Total	$2,954	$2,535	$537
1	Excludes acquired credit-impaired loans and debt securities classified as loans.
2	Represents contractual amount of principal owed.
3	There are no “average gross impaired loans” amounts for November 1, 2010.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	40

The change in the Bank’s allowance for credit losses for the years ended October 31, 2012 and October 31, 2011 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)
					Foreign
	Balance as at	Provision			exchange	Balance as at
	November 1	for credit			and other	October 31
	2011	losses	Write-offs	Recoveries	adjustments	2012
Counterparty-specific allowance
Business and government	$188	$337	$(377)	$46	$(24)	$170
Debt securities classified as loans	179	6	–	–	–	185
Total counterparty-specific allowance excluding acquired
credit-impaired loans	367	343	(377)	46	(24)	355
Acquired credit-impaired loans1,2	30	58	(60)	–	3	31
Total counterparty-specific allowance	397	401	(437)	46	(21)	386
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	32	32	(60)	19	4	27
Consumer instalment and other personal	114	665	(794)	134	(1)	118
Credit card	64	353	(385)	51	–	83
Business and government	34	68	(116)	36	–	22
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	244	1,118	(1,355)	240	3	250
Acquired credit-impaired loans1,2	30	56	(52)	1	32	67
Total collectively assessed allowance for individually
insignificant impaired loans	274	1,174	(1,407)	241	35	317
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	30	23	–	–	(3)	50
Consumer instalment and other personal	405	48	–	–	(1)	452
Credit card	312	359	–	–	–	671
Business and government	1,030	(216)	–	–	10	824
Debt securities classified as loans	149	6	–	–	–	155
Total collectively assessed allowance for incurred
but not identified credit losses	1,926	220	–	–	6	2,152
Allowance for credit losses
Residential mortgages	62	55	(60)	19	1	77
Consumer instalment and other personal	519	713	(794)	134	(2)	570
Credit card	376	712	(385)	51	–	754
Business and government	1,252	189	(493)	82	(14)	1,016
Debt securities classified as loans	328	12	–	–	–	340
Total allowance for credit losses excluding acquired
credit-impaired loans	2,537	1,681	(1,732)	286	(15)	2,757
Acquired credit-impaired loans1,2	60	114	(112)	1	35	98
Total allowance for credit losses	2,597	1,795	(1,844)	287	20	2,855
Less: Allowance for off-balance sheet positions3	283	(74)	–	–	2	211
Allowance for loan losses	$2,314	$1,869	$(1,844)	$287	$18	$2,644
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet instruments is recorded in provisions on the Consolidated Balance Sheet.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	41

Allowance for Credit Losses1
(millions of Canadian dollars)
					Foreign
	Balance as at	Provision			exchange	Balance as at
	November 1	for credit			and other	October 31
	2010	losses	Write-offs	Recoveries	adjustments	2011
Counterparty-specific allowance
Business and government	$276	$218	$(338)	$63	$(31)	$188
Debt securities classified as loans	140	85	(48)	–	2	179
Total counterparty-specific allowance excluding acquired
credit-impaired loans	416	303	(386)	63	(29)	367
Acquired credit-impaired loans2,3	–	55	(28)	–	3	30
Total counterparty-specific allowance	416	358	(414)	63	(26)	397
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	31	28	(41)	13	1	32
Consumer instalment and other personal	117	581	(694)	106	4	114
Credit card	66	370	(419)	47	–	64
Business and government	47	92	(137)	35	(3)	34
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	261	1,071	(1,291)	201	2	244
Acquired credit-impaired loans2,3	–	26	(11)	–	15	30
Total collectively assessed allowance for individually
insignificant impaired loans	261	1,097	(1,302)	201	17	274
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	35	(4)	–	–	(1)	30
Consumer instalment and other personal	409	(2)	–	–	(2)	405
Credit card	292	20	–	–	–	312
Business and government	1,011	31	–	–	(12)	1,030
Debt securities classified as loans	163	(10)	–	–	(4)	149
Total collectively assessed allowance for incurred
but not identified credit losses	1,910	35	–	–	(19)	1,926
Allowance for credit losses
Residential mortgages	66	24	(41)	13	–	62
Consumer instalment and other personal	526	579	(694)	106	2	519
Credit card	358	390	(419)	47	–	376
Business and government	1,334	341	(475)	98	(46)	1,252
Debt securities classified as loans	303	75	(48)	–	(2)	328
Total allowance for credit losses excluding acquired-credit
impaired loans	2,587	1,409	(1,677)	264	(46)	2,537
Acquired credit-impaired loans2,3	–	81	(39)	–	18	60
Total allowance for credit losses	2,587	1,490	(1,716)	264	(28)	2,597
Less: Allowance for off-balance sheet positions4	278	3	–	–	2	283
Allowance for loan losses	$2,309	$1,487	$(1,716)	$264	$(30)	$2,314
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
2	Includes all FDIC covered loans and other acquired credit-impaired loans.
3	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “FDIC Covered Loans” section in this Note.
4	The allowance for credit losses for off-balance sheet instruments is recorded in provisions on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.
The following tables summarize loans that are past due but not impaired as at October 31, 2012, October 31, 2011 and November 1, 2010. Generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.2 billion as at October 31, 2012 (October 31, 2011 – $1.3 billion; November 1, 2010 – $1.3 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following tables.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	42

Loans Past Due but not Impaired1
(millions of Canadian dollars)
	October 31, 2012
	1-30	31-60	61-89
	days	days	days	Total
Residential mortgages	$1,370	$821	$164	$2,355
Consumer instalment and other personal	4,752	705	188	5,645
Credit card	695	144	83	922
Business and government	1,186	289	55	1,530
Total	$8,003	$1,959	$490	$10,452

October 31, 2011
Residential mortgages	$1,428	$799	$176	$2,403
Consumer instalment and other personal	4,766	764	169	5,699
Credit card	395	78	45	518
Business and government	1,082	211	84	1,377
Total	$7,671	$1,852	$474	$9,997

November 1, 2010
Residential mortgages	$1,559	$715	$158	$2,432
Consumer instalment and other personal	5,043	835	183	6,061
Credit card	405	81	46	532
Business and government	1,312	454	137	1,903
Total	$8,319	$2,085	$524	$10,928
1	Excludes all acquired credit-impaired loans.

Collateral
As at October 31, 2012, the fair value of financial collateral held against loans that were past due but not impaired was $167 million (October 31, 2011 – $113 million, November 1, 2010 – $22 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

Gross Impaired Debt Securities Classified as Loans
As at October 31, 2012, impaired loans excludes $1.5 billion (October 31, 2011 – $1.6 billion; November 1, 2010 – $1.2 billion) of gross impaired debt securities classified as loans as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	43

ACQUIRED CREDIT-IMPAIRED LOANS
ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the acquisition of the credit card portfolio of MBNA Canada, with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $0.9 billion, and $0.3 billion, respectively, and fair values of $5.6 billion, $1.9 billion, $0.8 billion and $0.1 billion, respectively at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
FDIC-assisted acquisitions
Unpaid principal balance 1	$1,070	$1,452	$1,835
Credit related fair value adjustments	(42)	(121)	(216)
Interest rate and other related premium / (discount)	(26)	16	(29)
Carrying value	1,002	1,347	1,590
Counterparty-specific allowance 2	(5)	(8)	–
Allowance for individually insignificant impaired loans 2	(54)	(22)	–
Carrying value net of related allowance 3	943	1,317	1,590
South Financial
Unpaid principal balance 1	2,719	4,117	6,205
Credit related fair value adjustments	(89)	(425)	(707)
Interest rate and other related premium / (discount)	(111)	3	(48)
Carrying value	2,519	3,695	5,450
Counterparty-specific allowance 2	(26)	(22)	–
Allowance for individually insignificant impaired loans 2	(12)	(5)	–
Carrying value net of related allowance	2,481	3,668	5,450
Other 4
Unpaid principal balance 1	283	540	–
Credit related fair value adjustments	(39)	(34)	–
Interest rate and other related premium / (discount)	2	12	–
Carrying value	246	518	–
Allowance for individually insignificant impaired loans 2	(1)	(3)	–
Carrying value net of related allowance	$245	$515	$–
1	Represents contractual amount owed net of charge-offs since inception of loan.
2
Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.

3	Carrying value does not include the effect of the FDIC loss sharing agreement.
4	Includes Chrysler Financial and MBNA.

FDIC COVERED LOANS
As at October 31, 2012, October 31, 2011 and November 1, 2010, the balances of FDIC covered loans were $1.0 billion, $1.3 billion and $1.7 billion, respectively and were recorded in “Loans” on the Consolidated Balance Sheet. As at October 31, 2012, October 31, 2011 and November 1, 2010, the balances of the indemnification assets were $90 million, $86 million and $167 million, respectively and were recorded in “Other assets” on the Consolidated Balance Sheet.

NOTE 8 TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS
The Bank securitizes residential mortgages, personal loans, and business and government loans to SPEs or non-SPE third parties. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If a retained interest does not result in consolidation of the SPE, nor in continued recognition of the transferred financial asset, these retained interests are recorded at relative fair value and classified as trading securities with subsequent changes in fair value recorded in trading income.
Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.
In addition, the Bank transfers financial assets to certain consolidated special purposes entities. Further details are provided in Note 9.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	44

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)
	October 31	October 31	October 31	November 1
	2012	2012	2011	2010
	Fair	Carrying	Carrying	Carrying
	value	amount	amount	amount
Nature of transaction
Securitization of residential mortgage loans	$44,305	$43,746	$43,960	$42,731
Securitization of business and government loans	33	32	47	101
Securitization of consumer instalment and other personal loans	361	361	2,075	–
Other financial assets transferred related to securitization1	4,961	4,960	5,529	5,138
Total	$49,660	$49,099	$51,611	$47,970
Associated liabilities2	$(50,666)	$(50,548)	$(52,858)	$(49,204)
1
Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.

2
Includes securitization liabilities carried at amortized cost of $25,224 million as at October 31, 2012 (October 31, 2011 – $25,133 million and November 1, 2010 – $21,948 million) and securitization liabilities carried at fair value of $25,324 million as at October 31, 2012 (October 31, 2011 – $27,725 million and November 1, 2010 – $27,256 million).

The following table summarizes the residential mortgage loans subject to continuing involvement accounting.

Securitized Residential Mortgage Loans Subject to Continuing Involvement Accounting
(millions of Canadian dollars)
	October 31	October 31	October 31	November 1
	2012	2012	2011	2010
	Fair	Carrying	Carrying	Carrying
	value	amount	amount	amount
Original assets securitized	$892	$876	$910	$1,043
Assets which continue to be recognized	892	876	910	1,043
Associated liabilities	(968)	(966)	(921)	(1,130)

Other Financial Assets Not Qualifying for Derecognition
The Bank enters into certain transactions where it transfers previously recognized financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as secured borrowing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$16,884	$11,121	$9,425
Securities lending agreements	13,047	11,445	8,380
Total	$29,931	$22,566	$17,805
Carrying amount of associated liabilities1	$17,062	$11,060	$9,374
1	Associated liabilities are all related to repurchase agreements.

Transferred financial assets that are derecognized in their entirety but where the Bank has a continuing involvement
Continuing involvement may also arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2012, the fair value of retained interests was $53 million. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. The gain on sale of the loans for the year ended October 31, 2012 was $1 million. Retained interests are classified as trading securities and are subsequently carried at fair value with the changes in fair value recorded in trading income. For the year ended October 31, 2012, the trading income recognized on the retained interest was $2 million.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	45

NOTE 9 SPECIAL PURPOSE ENTITIES

SIGNIFICANT CONSOLIDATED SPECIAL PURPOSE ENTITIES
A special purpose entity (SPE) is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. The Bank’s interests in consolidated SPEs are discussed as follows:

Personal Loans
The Bank securitizes personal loans through consolidated SPEs to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet. Where the SPEs are created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs, consolidation is required.
As at October 31, 2012, the SPEs related to personal loans had $5.1 billion (October 31, 2011 – $5.1 billion; November 1, 2010 – $5.1billion) of issued commercial paper outstanding and $0.3 billion (October 31, 2011 – $1.8 billion; November 1, 2010 – nil) of issued notes outstanding. As at October 31, 2012, the Bank’s maximum potential exposure to loss for these conduits was $5.5 billion (October 31, 2011 – $7.2 billion; November 1, 2010 – $5.1 billion) of which $1.1 billion (October 31, 2011 – $1.1 billion; November 1, 2010 – $1.1billion) of underlying personal loans was government insured. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The fair value of the loans and associated liabilities is $5.5 billion and $5.4 billion respectively as at October 31, 2012.

Credit Cards
The Bank securitizes credit card loans through an SPE. Through the acquisition of substantially all of the credit card portfolio of MBNA, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2012 the Bank’s maximum exposure to loss for this SPE was $1.3 billion. Prior to December 1, 2011, the Bank did not consolidate this SPE. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The fair value of the loans and associated liabilities is $1.3 billion and $1.3 billion respectively as at October 31, 2012.

Other Significant Consolidated SPEs
The Bank consolidates two other significant SPEs as they were created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs. One of the SPEs is funded by the Bank and purchases senior tranches of securitized assets and loan portfolios from the Bank’s existing customers. As at October 31, 2012, the SPE had $42 million (October 31, 2011 – $88 million; November 1, 2010 – $598 million) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. The Bank is not restricted from accessing the SPE’s assets to the extent of its entitlement under arrangements with the sellers. The Bank’s maximum potential exposure to loss as at October 31, 2012 was $42 million (October 31, 2011 – $88 million; November 1, 2010 – $598 million).
The second SPE was created to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets to the SPE and provided a loan to the SPE to facilitate the purchase. As at October 31, 2012, this SPE had $11.7 billion (October 31, 2011 – $14.1 billion; November 1, 2010 – $9.5 billion) of assets which are reported as consumer instalment and other personal loans on the Consolidated Balance Sheet. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The Bank’s maximum potential exposure to loss was $10.5 billion as at October 31, 2012 (October 31, 2011 – $7.4 billion; November 1, 2010 – $2.2 billion). The fair value of the loans and associated liabilities is $12.8 billion and $10.3 billion, respectively, as at October 31, 2012.

SIGNIFICANT NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES
The Bank holds interests in certain significant non-consolidated SPEs where the Bank is not exposed to the majority of the residual risks of the SPEs. The Bank’s interests in these non-consolidated SPEs are as follows:

Multi-Seller Conduits
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement via the loan facilities to the trust.
From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the years ended October 31, 2012 and 2011, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making activities in ABCP. As at October 31, 2012, October 31, 2011 and November 1, 2010, the Bank held $128 million, $790 million and $243 million of ABCP inventory, respectively, out of $7.5 billion, $5.5 billion and $5.3 billion total outstanding ABCP issued by the conduits as at the same dates. The commercial paper held is classified as trading securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process. The inventory positions did not cause any change in consolidation conclusions during the year ended October 31, 2012 and October 31, 2011.
 The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2012 (October 31, 2011 – $5.5 billion; November 1, 2010 – $5.3 billion). Further, the Bank has committed to an additional $2.2 billion (October 31, 2011 – $2.1 billion; November 1, 2010 – $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2012, the Bank also provided no deal-specific credit enhancement (October 31, 2011 – $17 million; November 1, 2010 – $73 million).

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	46

NOTE 10 DERIVATIVES

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES
The majority of the Bank’s derivative contracts are OTC transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives
The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives
The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank’s foreign currency assets are greater or less than the liabilities in that currency; they create foreign currency open positions.
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives
The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	47

Other Derivatives
The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forwards, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

Fair Value of Derivatives
(millions of Canadian dollars)
			October 31, 2012		October 31, 2011		November 1, 2010
	Average fair value		Fair value as at		Fair value as at		Fair value as at
	for the year1		balance sheet date		balance sheet date		balance sheet date
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Futures	$1	$–	$4	$–	$7	$1	$1	$1
Forward rate agreements	32	26	25	22	23	19	17	12
Swaps	31,241	29,045	32,058	29,473	27,359	26,278	19,687	19,517
Options written	–	840	–	797	–	790	–	642
Options purchased	825	–	850	–	765	–	641	–
Total interest rate contracts	32,099	29,911	32,937	30,292	28,154	27,088	20,346	20,172
Foreign exchange contracts
Futures	–	–	–	–	1	–	–	–
Forward contracts	4,729	4,224	3,259	2,935	5,567	4,725	5,379	5,734
Swaps	205	178	179	63	237	292	2,240	881
Cross-currency interest rate swaps	8,973	17,284	7,293	16,473	9,569	16,248	9,395	14,090
Options written	–	374	–	209	–	639	–	829
Options purchased	377	–	186	–	623	–	800	–
Total foreign exchange contracts	14,284	22,060	10,917	19,680	15,997	21,904	17,814	21,534
Credit derivatives
Credit default swaps – protection purchased	36	43	17	49	60	43	70	65
Credit default swaps – protection sold	15	49	16	25	19	68	52	65
Total credit derivative contracts	51	92	33	74	79	111	122	130
Other contracts
Equity contracts	5,320	6,398	7,168	8,309	3,702	4,574	2,146	2,772
Commodity contracts	842	811	533	609	778	684	775	711
Total other contracts	6,162	7,209	7,701	8,918	4,480	5,258	2,921	3,483
Fair value – trading	$52,596	$59,272	$51,588	$58,964	$48,710	$54,361	$41,203	$45,319
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	$–	$1	$–	$1	$–	$2	$5	$7
Swaps	6,844	3,793	5,657	2,891	7,517	4,379	6,932	4,436
Options written	7	4	7	4	6	5	7	6
Options purchased	20	7	18	8	16	2	30	3
Total interest rate contracts	6,871	3,805	5,682	2,904	7,539	4,388	6,974	4,452
Foreign exchange contracts
Forward contracts	1,389	401	1,304	382	1,023	527	845	523
Swaps	1	5	–	7	–	–	27	–
Cross-currency interest rate swaps	1,078	1,540	1,051	1,597	1,254	1,422	1,191	1,294
Total foreign exchange contracts	2,468	1,946	2,355	1,986	2,277	1,949	2,063	1,817
Credit derivatives
Credit default swaps – protection purchased	57	127	16	173	72	102	66	93
Total credit derivative contracts	57	127	16	173	72	102	66	93
Other contracts
Equity contracts	1,208	313	1,278	970	1,247	915	1,164	871
Total other contracts	1,208	313	1,278	970	1,247	915	1,164	871
Fair value – non-trading	$10,604	$6,191	$9,331	$6,033	$11,135	$7,354	$10,267	$7,233
Total fair value	$63,200	$65,463	$60,919	$64,997	$59,845	$61,715	$51,470	$52,552
1	The average fair value of trading derivatives for the year ended October 31, 2011 was: positive $49,699 million and negative $52,168 million. Averages are calculated on a monthly basis.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	48

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31, 2012, October 31, 2011, and November 1, 2010.

Fair Value of Non-Trading Derivatives
(millions of Canadian dollars)
									October 31, 2012
	Derivative Assets								Derivative Liabilities

	Derivatives in					Derivatives in
	qualifying			Derivatives		qualifying			Derivatives
	hedging			not in		hedging			not in
	relationships			qualifying		relationships			qualifying
	Fair	Cash	Net	hedging		Fair	Cash	Net	hedging
	Value	Flow	Investment	relationships	Total	Value	Flow	Investment	relationships	Total
Derivatives held or issued for
non-trading purposes
Interest rate contracts
Forward rate agreements	$–	$–	$–	$–	$–	$–	$–	$–	$1	$1
Swaps	138	2,893	–	2,626	5,657	150	243	–	2,498	2,891
Options written	–	–	–	7	7	–	–	–	4	4
Options purchased	–	–	–	18	18	–	–	–	8	8
Total interest rate contracts	138	2,893	–	2,651	5,682	150	243	–	2,511	2,904
Foreign exchange contracts
Forward contracts	–	1,242	–	62	1,304	–	331	25	26	382
Swaps	–	–	–	–	–	–	7	–	–	7
Cross-currency interest rate swaps	–	335	–	716	1,051	–	1,187	–	410	1,597
Total foreign exchange contracts	–	1,577	–	778	2,355	–	1,525	25	436	1,986
Credit derivatives
Credit default swaps – protection purchased	–	–	–	16	16	–	–	–	173	173
Total credit derivatives	–	–	–	16	16	–	–	–	173	173
Other contracts
Equity contracts	–	314	–	964	1,278	–	8	–	962	970
Total other contracts	–	314	–	964	1,278	–	8	–	962	970
Fair value – non-trading	$138	$4,784	$–	$4,409	$9,331	$150	$1,776	$25	$4,082	$6,033

									October 31, 2011
Derivatives held or issued for
non-trading purposes
Interest rate contracts
Forward rate agreements	$–	$–	$–	$–	$–	$–	$1	$–	$1	$2
Swaps	482	3,358	–	3,677	7,517	239	310	–	3,830	4,379
Options written	–	–	–	6	6	–	–	–	5	5
Options purchased	–	–	–	16	16	–	–	–	2	2
Total interest rate contracts	482	3,358	–	3,699	7,539	239	311	–	3,838	4,388
Foreign exchange contracts
Forward contracts	–	1,007	3	13	1,023	–	504	11	12	527
Cross-currency interest rate swaps	–	535	–	719	1,254	–	1,057	–	365	1,422
Total foreign exchange contracts	–	1,542	3	732	2,277	–	1,561	11	377	1,949
Credit derivatives
Credit default swaps – protection purchased	–	–	–	72	72	–	–	–	102	102
Total credit derivatives	–	–	–	72	72	–	–	–	102	102
Other contracts
Equity contracts	–	340	–	907	1,247	–	7	–	908	915
Total other contracts	–	340	–	907	1,247	–	7	–	908	915
Fair value – non-trading	$482	$5,240	$3	$5,410	$11,135	$239	$1,879	$11	$5,225	$7,354

									November 1, 2010
Derivatives held or issued for
non-trading purposes
Interest rate contracts
Forward rate agreements	$–	$–	$–	$5	$5	$–	$–	$–	$7	$7
Swaps	1,394	3,088	–	2,450	6,932	1,479	240	–	2,717	4,436
Options written	–	–	–	7	7	–	–	–	6	6
Options purchased	1	–	–	29	30	–	–	–	3	3
Total interest rate contracts	1,395	3,088	–	2,491	6,974	1,479	240	–	2,733	4,452
Foreign exchange contracts
Forward contracts	–	800	41	4	845	–	464	53	6	523
Swaps	–	27	–	–	27	–	–	–	–	–
Cross-currency interest rate swaps	–	453	–	738	1,191	–	960	–	334	1,294
Total foreign exchange contracts	–	1,280	41	742	2,063	–	1,424	53	340	1,817
Credit derivatives
Credit default swaps – protection purchased	–	–	–	66	66	–	–	–	93	93
Total credit derivatives	–	–	–	66	66	–	–	–	93	93
Other contracts
Equity contracts	–	303	–	861	1,164	–	3	–	868	871
Total other contracts	–	303	–	861	1,164	–	3	–	868	871
Fair value – non-trading	$1,395	$4,671	$41	$4,160	$10,267	$1,479	$1,667	$53	$4,034	$7,233

The following tables disclose the impact of derivatives designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income for the years ended October 31, 2012 and October 31, 2011.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	49

Fair Value Hedges
(millions of Canadian dollars)
				2012
				Amounts
	Amounts	Amounts		excluded from
	recognized	recognized		the assessment
	in income on	in income on	Hedge	of hedge
	derivatives1	hedged items1	ineffectiveness1	effectiveness 1
Fair value hedges
Interest rate contracts	$129	$(127)	$2	$(1)
Total income (loss)	$129	$(127)	$2	$(1)

				2011
Fair value hedges
Interest rate contracts	$102	$(107)	$(5)	$30
Total (loss)	$102	$(107)	$(5)	$30
1	Amounts are recorded in non-interest income.

During the years ended October 31, 2012 and October 31, 2011, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)
				2012
				Amounts excluded
	Amounts	Amounts		from the assessment
	recognized in	reclassified from	Hedge	of hedge
	OCI on derivatives1	OCI into income1,2	ineffectiveness3	effectiveness3
Cash flow hedges
Interest rate contracts	$1,263	$1,611	$–	$–
Foreign exchange contracts4	(28)	(17)	–	–
Other contracts	108	102	–	–
Total income (loss)	$1,343	$1,696	$–	$–
Net investment hedges
Foreign exchange contracts4	$(76)	$–	$–	$4

				2011
Cash flow hedges
Interest rate contracts	$1,902	$1,670	$–	$–
Foreign exchange contracts4	129	132	–	–
Other contracts	38	61	–	–
Total income (loss)	$2,069	$1,863	$–	$–
Net investment hedges
Foreign exchange contracts4	$449	$–	$–	$70
1	Other comprehensive income is presented on a pre-tax basis.
2	Amounts are recorded in net interest income.
3	Amounts are recorded in non-interest income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships (e.g., foreign denominated liabilities).

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	50

The following table indicates the periods when hedged cash flows in designated cash flow hedge accounting relationships are expected to occur as at October 31, 2012, October 31, 2011, and November 1, 2010.

Hedged Cash Flows
(millions of Canadian dollars)
						October 31, 2012
	Within 1 year	1-3 years	3-5 years	5-10 years	Over 10 years	Total
Cash flow hedges
Cash inflows	$12,242	$15,187	$6,941	$396	$248	$35,014
Cash outflows	(2,128)	(5,214)	(4,743)	–	–	(12,085)
Net cash flows	$10,114	$9,973	$2,198	$396	$248	$22,929

						October 31, 2011
Cash flow hedges
Cash inflows	$10,119	$12,321	$7,885	$1,239	$346	$31,910
Cash outflows	(327)	(2,374)	(5,259)	(13)	–	(7,973)
Net cash flows	$9,792	$9,947	$2,626	$1,226	$346	$23,937

						November 1, 2010
Cash flow hedges
Cash inflows	$8,365	$10,539	$8,486	$1,219	$438	$29,047
Cash outflows	(975)	(1,980)	(5,302)	(25)	–	(8,282)
Net cash flows	$7,390	$8,559	$3,184	$1,194	$438	$20,765

During the years ended October 31, 2012 and October 31, 2011, there were no significant instances where forecasted hedged transactions failed to occur.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the years ended October 31, 2012 and October 31, 2011. These gains (losses) are partially offset by gains (losses) recorded in the Consolidated Statement of Income and in the Consolidated Statement of Other Comprehensive Income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships1
(millions of Canadian dollars)
	2012	2011
Interest rate contracts	$(111)	$140
Foreign exchange contracts	(14)	(8)
Credit derivatives	(67)	41
Equity	3	(1)
Total	$(189)	$172
1	Amounts are recorded in non-interest income.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	51

The following table discloses the notional principal amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(billions of Canadian dollars)
					October 31	October 31	November 1
					2012	2011	2010
	Trading
	Over-the-	Exchange-		Non-
	Counter1	Traded	Total	Trading	Total	Total	Total
Notional Principal
Interest rate contracts
Futures	$–	$285.0	$285.0	$–	$285.0	$211.8	$255.4
Forward rate agreements	85.0	–	85.0	2.9	87.9	118.9	56.7
Swaps	2,003.5	–	2,003.5	308.4	2,311.9	1,792.5	1,300.7
Options written	24.9	31.7	56.6	0.6	57.2	72.0	50.9
Options purchased	19.2	26.1	45.3	4.6	49.9	65.8	59.0
Total interest rate contracts	2,132.6	342.8	2,475.4	316.5	2,791.9	2,261.0	1,722.7
Foreign exchange contracts
Futures	–	28.7	28.7	–	28.7	38.3	17.5
Forward contracts	374.4	–	374.4	37.4	411.8	415.1	380.4
Swaps	1.2	–	1.2	0.1	1.3	2.9	20.4
Cross-currency interest rate swaps	388.3	–	388.3	28.6	416.9	381.3	337.2
Options written	13.6	–	13.6	–	13.6	34.5	53.7
Options purchased	12.8	–	12.8	–	12.8	30.8	44.5
Total foreign exchange contracts	790.3	28.7	819.0	66.1	885.1	902.9	853.7
Credit derivatives
Credit default swaps – protection purchased	2.7	–	2.7	4.3	7.0	8.7	10.0
Credit default swaps – protection sold	1.7	–	1.7	–	1.7	2.7	3.7
Total credit derivative contracts	4.4	–	4.4	4.3	8.7	11.4	13.7
Other contracts
Equity contracts	45.3	12.5	57.8	28.5	86.3	71.7	65.2
Commodity contracts	8.1	11.2	19.3	–	19.3	16.0	12.5
Total other contracts	53.4	23.7	77.1	28.5	105.6	87.7	77.7
Total	$2,980.7	$395.2	$3,375.9	$415.4	$3,791.3	$3,263.0	$2,667.8
1	Includes clearing house settled instruments.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	52

The following table discloses the notional principal amount of over the counter derivatives and exchange traded derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity
(billions of Canadian dollars)
						October 31	October 31	November 1
						2012	2011	2010
	Remaining term to maturity
	Within	Over 1 year	Over 3 years	Over 5 years	Over
Notional Principal	1 year	to 3 years	to 5 years	to 10 years	10 years	Total	Total	Total
Interest rate contracts
Futures	$182.9	$94.4	$7.7	$–	$–	$285.0	$211.8	$255.4
Forward rate agreements	84.5	3.3	0.1	–	–	87.9	118.9	56.7
Swaps	573.0	640.7	619.2	394.6	84.4	2,311.9	1,792.5	1,300.7
Options written	46.3	5.7	2.3	2.1	0.8	57.2	72.0	50.9
Options purchased	37.9	4.2	2.9	3.1	1.8	49.9	65.8	59.0
Total interest rate contracts	924.6	748.3	632.2	399.8	87.0	2,791.9	2,261.0	1,722.7
Foreign exchange contracts
Futures	16.5	11.6	0.6	–	–	28.7	38.3	17.5
Forward contracts	369.8	31.5	10.1	0.3	0.1	411.8	415.1	380.4
Swaps	0.6	0.3	–	0.4	–	1.3	2.9	20.4
Cross-currency interest rate swaps	83.9	141.1	86.6	85.8	19.5	416.9	381.3	337.2
Options written	9.3	4.1	0.2	–	–	13.6	34.5	53.7
Options purchased	9.5	3.1	0.1	0.1	–	12.8	30.8	44.5
Total foreign exchange contracts	489.6	191.7	97.6	86.6	19.6	885.1	902.9	853.7
Credit derivatives
Credit default swaps – protection purchased	1.1	2.4	2.4	1.1	–	7.0	8.7	10.0
Credit default swaps – protection sold	0.3	0.5	0.8	0.1	–	1.7	2.7	3.7
Total credit derivative contracts	1.4	2.9	3.2	1.2	–	8.7	11.4	13.7
Other contracts
Equity contracts	62.0	16.4	7.9	–	–	86.3	71.7	65.2
Commodity contracts	15.4	3.6	0.3	–	–	19.3	16.0	12.5
Total other contracts	77.4	20.0	8.2	–	–	105.6	87.7	77.7
Total	$1,493.0	$962.9	$741.2	$487.6	$106.6	$3,791.3	$3,263.0	$2,667.8

DERIVATIVE-RELATED RISKS
Market Risk
Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

Credit Risk
Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within the Wholesale Bank is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.
Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled ‘Credit Exposure of Derivatives’.
Also shown in the table entitled ‘Credit Exposure of Derivatives’, is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	53

Credit Exposure of Derivatives
(millions of Canadian dollars)
	October 31, 2012			October 31, 2011
	Current	Credit	Risk-	Current	Credit	Risk-
	replacement	equivalent	weighted	replacement	equivalent	weighted
	cost1	amount	amount	cost1	amount	amount 2
Interest rate contracts
Forward rate agreements	$26	$43	$7	$23	$34	$5
Swaps	37,714	60,209	20,500	34,889	46,192	18,322
Options purchased	866	980	403	767	860	337
Total interest rate contracts	38,606	61,232	20,910	35,679	47,086	18,664
Foreign exchange contracts
Forward contracts	4,523	10,021	1,846	6,363	11,875	2,170
Swaps	179	298	28	237	405	59
Cross-currency interest rate swaps	8,344	28,408	9,584	10,823	30,312	9,322
Options purchased	186	447	135	623	1,064	236
Total foreign exchange contracts	13,232	39,174	11,593	18,046	43,656	11,787
Other contracts
Credit derivatives	18	290	117	48	447	158
Equity contracts	8,217	11,904	904	4,691	7,954	1,033
Commodity contracts	402	1,048	294	567	1,167	238
Total other contracts	8,637	13,242	1,315	5,306	9,568	1,429
Total derivatives	60,475	113,648	33,818	59,031	100,310	31,880
Less: impact of master netting agreements	48,084	78,727	24,295	45,375	65,792	22,531
Total derivatives after netting	12,391	34,921	9,523	13,656	34,518	9,349
Less: impact of collateral	6,020	6,191	2,165	5,875	6,062	1,959
Net derivatives	$6,371	$28,730	$7,358	$7,781	$28,456	$7,390
1
Exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. The total positive fair value of the excluded contracts as at October 31, 2012 was $444 million (October 31, 2011 – $814 million).

2	The amounts are calculated based on Canadian GAAP.

Current Replacement Cost of Derivatives
(millions of Canadian dollars, except as noted)
	Canada1		United States1		Other international1		Total
	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
By sector	2012	2011	2012	2011	2012	2011	2012	2011
Financial	$25,670	$33,232	$7,263	$6,062	$11,868	$10,156	$44,801	$49,450
Government	5,852	4,199	6,223	1,269	591	310	12,666	5,778
Other	1,544	2,407	1,165	1,084	299	312	3,008	3,803
Current replacement cost	$33,066	$39,838	$14,651	$8,415	$12,758	$10,778	$60,475	$59,031
Less: impact of master
netting agreements
and collateral							54,104	51,250
Total current replacement cost							$6,371	$7,781

			October 31	October 31
	October 31	October 31	2012	2011
By location of risk2	2012	2011	% mix	% mix
Canada	$2,706	$3,291	42.4%	42.3%
United States	1,883	2,231	29.6	28.7
Other international
United Kingdom	820	598	12.9	7.7
Europe – other	479	911	7.5	11.7
Other	483	750	7.6	9.6
Total Other international	1,782	2,259	28.0	29.0
Total current replacement cost	$6,371	$7,781	100.0%	100.0%
1	Based on geographic location of unit responsible for recording revenue.
2	After impact of master netting agreements and collateral.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit the Bank’s counterparties to require, upon the occurrence of a certain contingent event: (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2012, the aggregate net liability position of those contracts would require: (i) the posting of collateral or other acceptable remedy totalling $45 million (October 31, 2011 – $57 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings; and (ii) funding totalling $6 million (October 31, 2011 – $2 million) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	54

Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank’s counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank’s counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2012 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $14.3 billion (October 31, 2011 – $12.9 billion). The Bank has posted $11.8 billion (October 31, 2011 – $10.3 billion) of collateral for this exposure in the normal course of business. As at October 31, 2012, the impact of a one-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $0.6 billion (October 31, 2011 – $0.5 billion) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank’s senior debt ratings would require the Bank to post an additional $1.4 billion (October 31, 2011 – $1.6 billion) of collateral to that posted in the normal course of business.

NOTE 11 ACQUISITIONS

a) Acquisition of Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date to October 31, 2012, have been consolidated with the Bank’s results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.
The total amount of goodwill that is expected to be deductible for tax purposes is nil. During the period from the acquisition date to October 31, 2012, goodwill decreased by $27 million to $93 million due to the refinement of various fair value marks.
For the year ended October 31, 2012, the acquisition contributed $811 million to revenue and $(15) million to net income.

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)
Amount
Assets acquired
Loans1,2	$7,361
Other assets	275
Intangible assets	458
8,094
Less: Liabilities assumed	1,348
Fair value of identifiable net assets acquired	6,746
Goodwill	93
Total purchase consideration	$6,839
1	The estimated fair value for loans reflects the expected credit losses at the acquisition date.
2	Gross contractual receivables amount to $7,820 million.

b) Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,307 million, including contingent consideration. The acquisition was accounted for by the purchase method. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as amounts on the assets are realized in the Consolidated Statement of Income. Contingent consideration of $52 million was recognized as of the acquisition date. Subsequent to the acquisition, the amounts realized on these assets exceeded the threshold and the Bank was required to pay additional cash consideration of $53 million, which was included in the Consolidated Statement of Income. The results of Chrysler Financial from the acquisition date to October 31, 2012 have been consolidated with the Bank’s results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment.
Subsequent to the acquisition date, goodwill increased by $45 million to $197 million, primarily due to the finalization of the fair values in the purchase price equation. The total amount of goodwill that is expected to be deductible for tax purposes is $275 million.
For the year ended October 31, 2012, the acquisition contributed $464 million (October 31, 2011 – $273 million) to revenue and $67 million (October 31, 2011 – $13 million) to net income.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	55

The following table presents the estimated fair values of the assets and liabilities of Chrysler Financial as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)
Amount
Assets acquired
Cash and cash equivalents	$3,081
Loans1,2	7,322
Other assets	2,207
12,610
Less: Liabilities assumed	6,500
Fair value of identifiable net assets acquired	6,110
Goodwill	197
Total purchase consideration	$6,307
1	The estimated fair value for loans reflects the expected credit losses at the acquisition date.
2	Gross contractual receivables amount to $7,361 million.

c) U.S. Personal and Commercial Banking Acquisitions in Fiscal 2010
On April 16, 2010, the Bank acquired certain assets and assumed liabilities of Riverside National Bank of Florida (Riverside), First Federal Bank of North Florida (First Federal) and AmericanFirst Bank (AmericanFirst) in FDIC-assisted transactions. In addition, the Bank entered into loss sharing agreements with the FDIC whereby the FDIC shares in the losses on loans and certain real estate assets. Under the terms of the loss sharing agreements, the FDIC reimburses the Bank for 50% of losses up to a threshold level for each bank ($449 million for Riverside, $59 million for First Federal and $18 million for AmericanFirst) and 80% of losses thereafter. The term of the loss sharing agreements is ten years from the date of acquisition for single family residential mortgages and five years (plus three years where only recoveries will be shared) for other loans and real estate assets. At the end of the loss sharing periods, the Bank may be required to make a payment to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate as defined in the loss sharing agreements.
On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $64 million paid in cash and common shares in the amount of $11 million and $53 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million.
The acquisitions were accounted for by the purchase method. The results from these acquisitions have been consolidated with the Bank’s results for the years ended October 31, 2012, 2011, and 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at the acquisition dates, the acquisitions contributed $2,198 million of net cash and cash equivalents, $8,471 million of loans, $115 million of identifiable intangibles, $3,994 million of other assets, $12,298 million of deposits and $2,535 million of other liabilities to the Bank’s Consolidated Balance Sheet. Included in loans is $2,127 million of covered loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date.
Subsequent to the acquisition date, goodwill decreased by $140 million to $257 million, primarily due to the completion of the valuation of the loan portfolio.

NOTE 12 GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models (based on advanced approaches under Basel III) to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of unallocated capital was $4.3 billion and primarily related to available-for-sale securities and interest rate swaps managed within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

Key Assumptions
The recoverable amount of each group of CGUs has been determined based on its value-in-use. In assessing value-in-use, the estimated future cash flows based on the Bank’s internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate
The pre-tax discount rates used reflect current market assessment of the risks specific to each group of CGUs and is dependent on the risk profile and capital requirements of the group of CGUs.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	56

Terminal Multiple
The earnings included in the goodwill impairment testing for each operating segment were based on the Bank’s internal forecast, which projects expected cash flows over the next four years. The pre-tax terminal multiple for the period after the Bank’s internal forecast was derived from the observable terminal multiples of comparable financial institutions and ranged from 9x to 14x.

In considering the sensitivity of the key assumptions discussed above, management determined that there is no reasonable possible change in any of the above that would result in the carrying amount of any of the groups of CGUs to exceed its recoverable amount.

Goodwill by Segment
(millions of Canadian dollars)
	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking	Corporate	Total
Carrying amount of goodwill as at
November 1, 2010	$722		$1,060		$10,381		$150	$–	$12,313
Additions	4		–		176	1	–	–	180
Foreign currency translation adjustments
and other	–		(9)		(227)		–	–	(236)
Carrying amount of goodwill as at
October 31, 2011	$726		$1,051		$10,330		$150	$–	$12,257
Gross amount of goodwill	$726		$1,051		$10,330		$150	$–	$12,257
Accumulated impairment losses	$–		$–		$–		$–	$–	$–
Carrying amount of goodwill as at
November 1, 2011	$726		$1,051		$10,330		$150	$–	$12,257
Additions	46	2	46	2	6		–	–	98
Disposals	–		(68	)3	–		–	–	(68)
Foreign currency translation adjustments									–
and other	–		–		24		–	–	24
Carrying amount of goodwill as at
October 31, 2012	$772		$1,029		$10,360		$150	$–	$12,311
Gross amount of goodwill	$772		$1,029		$10,360		$150	$–	$12,311
1	Consists of goodwill arising from the acquisitions of Chrysler Financial, Riverside, First Federal, AmericanFirst and South Financial.
2	Primarily relates to goodwill arising from the acquisition of MBNA Canada of $93 million. See Note 11 for further details.
3	Relates to the divestiture of our U.S. insurance business.

The following table summarizes the groups of CGUs to which goodwill has been allocated and its discount rate for impairment testing purposes:

Group of CGUs
(millions of Canadian dollars)
	October 31		October 31		November 1
	2012	2012	2011	2011	2010
	Carrying	Discount	Carrying	Discount	Carrying
	amount	rate1	amount	rate1	amount
Canadian Personal and Commercial Banking
Canadian Banking	$772	10.9%	$726	10.9%	$722
Wealth and Insurance2
Wealth3	566	11.7-15.0%	566	11.7-15.0%	572
Global Insurance	463	11.1%	485	11.1%	488
Wholesale
TD Securities	150	15.9%	150	15.9%	150
U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking	10,360	11.1%	10,330	11.3%	10,381
Total	$12,311		$12,257		$12,313
1	Discount rates have been updated to reflect pre-tax amounts.
2	Effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been restated retroactively to 2011.
3
Wealth includes Canadian Discount Brokerage, Advice Channels, Asset Management, and UK Brokerage groups of CGUs. Effective April 30, 2012, Canadian Discount Brokerage and UK Brokerage were combined into “Direct Investing” and Advice Channels and Asset Management were combined into “Advice and Asset Management” groups of CGUs.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	57

OTHER INTANGIBLES

The following table presents details of the Bank’s other intangibles as at October 31, 2012, October 31, 2011, and November 1, 2010.

Other Intangibles
(millions of Canadian dollars)
	October 31, 2012
	Carrying	Accumulated	Net carrying
	value	amortization	value
Core deposit intangibles	$5,067	$4,201	$866
Software	1,120	352	768
Other intangibles	5,515	4,932	583
Total	$11,702	$9,485	$2,217

	October 31, 2011
Core deposit intangibles	$5,064	$4,007	$1,057
Software	812	242	570
Other intangibles	5,073	4,856	217
Total	$10,949	$9,105	$1,844

	November 1, 2010
Core deposit intangibles	$5,101	$3,721	$1,380
Other intangibles	5,076	4,652	424
Total	$10,177	$8,373	$1,804

NOTE 13 LAND, BUILDINGS, EQUIPMENT AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank’s land, buildings, equipment, and other depreciable assets as at October 31, 2012, October 31, 2011, and November 1, 2010.

Land, Buildings, Equipment and Other Depreciable Assets
(millions of Canadian dollars)
		October 31, 2012
		Accumulated	Net book
	Cost	depreciation	value
Land	$860	$–	$860
Buildings	2,432	691	1,741
Computer equipment	669	285	384
Furniture, fixtures and other equipment	1,412	754	658
Leasehold improvements	1,271	512	759
Total	$6,644	$2,242	$4,402

		October 31, 2011
Land	$834	$–	$834
Buildings	2,179	678	1,501
Computer equipment	608	250	358
Furniture, fixtures and other equipment	1,460	750	710
Leasehold improvements	1,174	494	680
Total	$6,255	$2,172	$4,083

		November 1, 2010
Land	$830	$–	$830
Buildings	1,975	608	1,367
Computer equipment	1,197	517	680
Furniture, fixtures and other equipment	1,384	708	676
Leasehold improvements	1,148	452	696
Total	$6,534	$2,285	$4,249

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	58

NOTE 14 OTHER ASSETS

Other Assets
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
Amounts receivable from brokers, dealers and clients	$5,756	$5,035	$8,132
Accounts receivable, prepaid expenses and other items1	6,090	5,863	5,748
Prepaid pension expense	426	272	194
Insurance-related assets, excluding investments	1,417	1,302	1,326
Accrued interest	1,225	1,145	1,139
Cheques and other items in transit	–	–	362
Total	$14,914	$13,617	$16,901
1	Includes FDIC indemnification assets as at October 31, 2012 of $90 million (October 31, 2011 – $86 million; November 1, 2010 – $167 million).

NOTE 15 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2012 was $138 billion (October 31, 2011 – $118 billion, November 1, 2010 – $98 billion).
Certain deposit liabilities are classified as “Trading deposits” within the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)
				October 31	October 31	November 1
				2012	2011	2010
	Demand	Notice	Term	Total	Total	Total
Personal	$16,724	$207,733	$67,302	$291,759	$268,703	$249,251
Banks1	4,044	15	10,898	14,957	11,659	12,501
Business and government2	40,536	72,700	67,802	181,038	169,066	143,121
Trading1	–	–	38,774	38,774	29,613	22,991
Total	$61,304	$280,448	$184,776	$526,528	$479,041	$427,864

Non-interest-bearing deposits included above
In domestic offices				$3,798	$3,931	$3,926
In foreign offices				27,064	24,057	21,244
Interest-bearing deposits included above
In domestic offices				287,516	259,741	234,840
In foreign offices				207,383	188,779	165,402
U.S. federal funds deposited1				767	2,533	2,452
Total2,3				$526,528	$479,041	$427,864
1	Includes deposits with the Federal Home Loan Bank.
2	Includes $10 billion in deposits on the Consolidated Balance Sheet due to covered bondholders as at October 31, 2012 (October 31, 2011 – $7 billion; November 1, 2010 – $2 billion).
3
Includes deposits of $271 billion as at October 31, 2012 (October 31, 2011 – $243 billion; November 1, 2010 – $204 billion) denominated in U.S. dollars and $13 billion (October 31, 2011 –  $10 billion; November 1, 2010 – $9 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)
				October 31	October 31	November 1
				2012	2011	2010
	Canada	United States	International	Total	Total	Total
Personal	$167,386	$123,788	$585	$291,759	$268,703	$249,251
Banks	5,905	1,564	7,488	14,957	11,659	12,501
Business and government	114,910	62,451	3,677	181,038	169,066	143,121
Trading	3,113	35,474	187	38,774	29,613	22,991
Total	$291,314	$223,277	$11,937	$526,528	$479,041	$427,864

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	59

Term Deposits
(millions of Canadian dollars)
							October 31	October 31	November 1
							2012	2011	2010
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total	Total
Personal	$40,453	$14,512	$5,927	$3,344	$2,918	$148	$67,302	$69,210	$77,112
Banks	10,846	15	9	8	4	16	10,898	7,102	8,578
Business and government	45,572	5,831	5,040	8,260	3,096	3	67,802	62,435	45,847
Trading	37,417	226	220	195	195	521	38,774	29,613	22,991
Total	$134,288	$20,584	$11,196	$11,807	$6,213	$688	$184,776	$168,360	$154,528

Term Deposits due within a Year
(millions of Canadian dollars)
				October 31	October 31	November 1
				2012	20111	20101
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total	Total
Personal	$13,871	$10,930	$15,652	$40,453	$42,127	$45,842
Banks	10,714	71	61	10,846	7,056	8,512
Business and government	37,719	2,757	5,096	45,572	37,717	35,754
Trading	13,884	11,846	11,687	37,417	28,214	21,753
Total	$76,188	$25,604	$32,496	$134,288	$115,114	$111,861
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

NOTE 16 OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
Amounts payable to brokers, dealers and clients	$5,952	$6,865	$7,911
Accounts payable, accrued expenses and other items	2,705	3,027	3,135
Special purpose entity liabilities	5,696	4,301	5,898
Insurance-related liabilities	4,824	4,288	4,083
Accrued interest	1,466	1,622	1,772
Accrued salaries and employee benefits	2,030	1,826	1,764
Accrued benefit liability	1,308	1,276	1,127
Cheques and other items in transit	877	1,213	–
Total	$24,858	$24,418	$25,690

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	60

NOTE 17 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)
		Earliest par	Foreign
	Interest	redemption	currency	October 31	October 31	November 1
Maturity date	rate (%)	date	amount	2012	2011	2010
December 2010-August 20111	–	–		$–	$–	$3
June 20112,3	7.63	–		–	–	205
May 20122,4	7.00	–		–	201	210
August 2014	10.05	–		150	148	148
January 2016	4.32	January 20115		–	–	998
October 2016	4.87	October 20116		–	–	490
November 2017	5.38 8	November 20127		2,444	2,467	2,493
June 2018	5.69 8	June 2013		898	898	898
April 2020	5.48 9	April 2015		875	867	855
November 2020	3.37 10	November 2015		998	995	–
September 20222	4.64 8	September 2017	US$ 270 million	270	270	270
July 2023	5.83 11	July 2018		650	650	650
May 2025	9.15	–		199	200	198
October 2104	4.97 12	October 2015		784	800	800
December 2105	4.78 13	December 2016		2,250	2,247	2,231
December 2106	5.76 14	December 2017		1,800	1,800	1,800
Total				$11,318	$11,543	$12,249
1	The subordinated debentures matured during fiscal 2011.
2	Obligation of a subsidiary.
3	On June 15, 2011, the subordinated notes of a subsidiary of the Bank matured.
4	On May 15, 2012, the subordinated notes of a subsidiary of the Bank matured.
5	On January 18, 2011, the Bank redeemed the subordinated notes at 100 per cent of the principal amount. The issue qualified as Tier 2 regulatory capital.
6	On October 28, 2011, the Bank redeemed the subordinated notes at 100 per cent of the principal amount. The issue qualified as Tier 2 regulatory capital.
7	Subsequent to year-end, on November 1, 2012, the Bank redeemed the subordinated notes at 100 per cent of the principal amount. The issue qualified as Tier 2 regulatory capital.
8	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 1.00%.
9	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 2.00%.
10	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 1.25%.
11	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 2.55%.
12	For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.77%.
13	For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.74%.
14	For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.99%.

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank’s subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)
	October 31		October 31	November 1
	2012		2011	2010
Within 1 year	$–		$201	$208
Over 1 year to 3 years	150		148	210
Over 3 years to 4 years	–		–	148
Over 4 years to 5 years	–		–	–
Over 5 years	11,168	1	11,194	11,683
Total	$11,318		$11,543	$12,249
1	Subsequent to year-end, on November 1, 2012, the Bank redeemed all of its outstanding 5.38% subordinated notes due November 1, 2017.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	61

NOTE 18 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.
Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option, are not classified as liabilities and are presented in Note 21, Share Capital.

Liability for Preferred Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)
	October 31, 2012			October 31, 2011			November 1, 2010
	Number			Number			Number
	of shares	Amount		of shares	Amount		of shares	Amount
Class A Preferred shares		$			$			$
Series M1	–		–	–		–	14.0		350
Series N2	–		–	–		–	8.0		200
REIT Preferred Stock
Series 2000A3	–		26	–		27	–		27
Series 2002C4	–		–	–		5	–		5
Total	–		$26	–		$32	22.0		$582
1
On October 31, 2011, the Bank redeemed all outstanding Series M preferred shares at $25.50 per share (representing a $0.50 premium to the $25.00 per share face price, recorded in interest expense) for an aggregate total of $357 million. The Series M shares qualified as Tier 1 capital of the Bank.

2
On October 31, 2011, the Bank redeemed all outstanding Series N preferred shares at $25.50 per share (representing a $0.50 premium to the $25.00 per share face price, recorded in interest expense) for an aggregate total of $204 million. The Series N shares qualified as Tier 1 capital of the Bank.

3	As at October 31, 2012, 263 shares were outstanding (October 31, 2011 – 263; November 1, 2010 – 263).
4
On May 31, 2012, Carolina First REIT redeemed all of its outstanding Series 2002C Cumulative Fixed Rate Preferred Shares at par. As at October 31, 2011, 55 shares were outstanding (November 1, 2010 – 55).

REIT PREFERRED STOCK
REIT Preferred Stock, Series 2000A Cumulative Fixed Rate Preferred Shares
A real estate investment trust, Carolina First Mortgage Loan Trust (Carolina First REIT), a subsidiary of TD Bank, N.A., issued the Series 2000A Cumulative Fixed Rate Preferred Shares (Series 2000A shares). The Series 2000A shares are entitled to quarterly cumulative cash dividends, if declared, at a per annum rate of 11.125% per Series 2000A share. The Series 2000A shares are unsecured and mandatorily redeemable by Carolina First REIT on January 31, 2031, subject to receipt of any necessary regulatory consents. Each Series 2000A share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series 2000A Cumulative Fixed Rate Preferred Stock of TD Bank, N.A. on the occurrence of certain events. The Series 2000A shares qualify as Tier 2 capital of the Bank.

NOTE 19 CAPITAL TRUST SECURITIES

The Bank issues innovative capital securities through special purpose entities. The Bank consolidates these special purpose entities and their securities are reported on the Consolidated Balance Sheet as either liability for capital trust securities or non-controlling interests in subsidiaries. The securities all qualify as Tier 1 capital of the Bank.

On October 22, 2002, TD Capital Trust II (Trust II) issued TD Capital Trust II Securities – Series 2012-1 (TD CaTS II). The proceeds from the issuance were invested in a Bank deposit note. Each TD CaTS II may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A3 (Series A3 Shares) of the Bank on the occurrence of certain events. The Series A3 Shares are convertible into a variable number of the Bank's common shares at the holder's option.
On September 17, 2008 TD Capital Trust III (Trust III), a closed-end trust, issued TD Capital Trust III Securities – Series 2008 (TD CaTS III). The proceeds from the issuance were invested in trust assets purchased from the Bank. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain events.
On January 26, 2009, TD Capital Trust IV (Trust IV) issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV-1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV-2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV-3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV-1 and TD CaTS IV Note-2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV-3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank.
On June 15, 2007, South Financial Capital Trust 2007-I (SF Trust I), a statutory trust established under the laws of the State of Delaware, issued South Financial Capital Trust 2007-I Capital Securities due September 1, 2037 (SFCT 2007-I). Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SF Trust I, debentures issued by TD Bank US Holding Company (the “Company”) and currently held by SF Trust I may be delivered to the holders of the SFCT 2007-I.
On August 28, 2007, South Financial Capital Trust 2007-II (SF Trust II), a statutory trust established under the laws of the State of Delaware, issued South Financial Capital Trust 2007-II Preferred Securities due October 30, 2037 (SFCT 2007-II). Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SF Trust II, debentures issued by the Company and currently held by SF Trust II may be delivered to the holders of the SFCT 2007-II.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	62

On August 28, 2007, South Financial Capital Trust 2007-III (SF Trust III), a statutory trust established under the laws of the State of Delaware, issued South Financial Capital Trust 2007-III Capital Securities due September 15, 2037 (SFCT 2007-II). Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SF Trust III, debentures issued by the Company and currently held by SF Trust III may be delivered to the holders of the SFCT 2007-III.

Capital Trust Securities
(millions of Canadian dollars, except as noted)
				Redemption	Conversion
				date	date
	Thousands of	Distribution/Interest	Annual	At the option	At the option	October 31	October 31	November 1
	units	payment dates	yield	of the issuer	of the holder	2012	2011	2010
Included in non-controlling
interests in subsidiaries on
the Consolidated Balance Sheet
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%1	Dec. 31, 20132		$981	$987	$986
Included in Liability for Capital
Trust Securities on the
Consolidated Balance Sheet
TD Capital Trust II Securities – Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 20073	At any time4	$350	$357	$350
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%5	Jun. 30, 20146		550	550	553
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%7	Jun. 30, 20146		450	450	444
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%8	Dec. 31, 20146		752	750	742
Hudson United Statutory Trust I		Mar. 17, June 17,
Securities9	20	Sep. 17, Dec. 17	Float10	Mar. 17, 2009		–	–	20
Interchange Statutory Trust I		Mar. 15, June 15,
Capital Securities11	10	Sep. 15, Dec. 15	Float12	Sep. 15, 2010		–	–	10
Interchange Statutory Trust II		Mar. 17, June 17,
Capital Securities13	10	Sep. 17, Dec. 17	Float12	Jun. 17, 2010		–	–	10
Florida Banks Statutory Trust III		Mar. 26, June 26,
Securities15	3	Sep. 26, Dec. 26	Float15	Jun. 26, 2008		–	–	3
Ipswich Statutory Trust I	4	Feb. 22, Aug. 22	10.2%	Feb. 22, 201118		–	–	4
South Financial Capital Trust 2006-I		Jan. 7, Apr. 7,
Capital Securities	35	July 7, Oct. 7	Float17	Jul. 07, 201120		–	–	37
South Financial Capital Trust 2006-II		Mar. 15, June 15,
Capital Securities	40	Sep. 15, Dec. 15	Float19	Jun. 15, 201122		–	–	42
South Financial Capital Trust 2007-I		Mar. 1, June 1,
Capital Securities	75	Sep. 1, Dec. 1.	Float21	Sep. 1, 201222		75	75	79
South Financial Preferred Trust 2007-II		Jan. 30, Apr. 30,
Preferred Securities	17	July 30, Oct. 30.	Float23	Oct. 30, 201222		17	17	18
South Financial Capital Trust 2007-III		Mar. 15, June 15,
Capital Securities	30	Sep. 15, Dec. 15.	Float24	Sep. 15, 201222		30	30	32
	2,344					$2,224	$2,229	$2,344
1	For the period to but excluding December 31, 2018, and thereafter at a rate of one half of the sum of 6-month Bankers’ Acceptance rate plus 4.30%.
2	On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole without the consent of the holders.
3
Subsequent to year-end, on November 30, 2012, Trust II announced its intention to redeem all of the outstanding TD CaTS II on December 31, 2012, at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date of December 31, 2012.

4
Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. On or after June 30, 2013, the Series A2 Shares are convertible into a variable number of the Bank’s common shares at the holder’s option.

5	For the period to but excluding June 30, 2019 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 10.125%.
6	On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV-1, TD CaTS IV-2 or TD CaTS IV-3, respectively, in whole or in part, without the consent of the holders.
7	For the period to but excluding June 30, 2039 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 9.735%.
8	For the period to but excluding June 30, 2021 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 4.00%.
9	On June 17, 2011, Hudson United Statutory Trust I redeemed all of its outstanding securities at a redemption price of US$1,000.
10	Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 2.79%.
11	On June 15, 2011, Interchange Statutory Trust I redeemed all of its outstanding securities at a redemption price of US$1,000.
12	Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.71%.
13	On June 17, 2011, Interchange Statutory Trust II redeemed all of its outstanding securities at a redemption price of US$1,000.
14	On June 26, 2011, Florida Banks Statutory Trust III redeemed all of its outstanding securities at a redemption price of US$1,000.
15	Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 3.10%.
16	On February 22, 2011, Ipswich Statutory Trust I redeemed all of its outstanding securities at a redemption price of US$1,051.
17	Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.56%.
18	On July 7, 2011, South Financial Capital Trust 2006–I redeemed all of its outstanding securities at a redemption price of US$1,000.
19	Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.59%.
20	On June 15, 2011, South Financial Capital Trust 2006-II redeemed all of its outstanding securities at a redemption price of US$1,000.
21	Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.42%.
22
On the redemption date and on any distribution date thereafter, SF Trust I or SF Trust II or SF Trust III, respectively may, with regulatory approval, redeem SFCT 2007-I or SFCT 2007-II or SFCT 2007-III, respectively, in whole or in part, without the consent of the holders.

23	Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.33%.
24	Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.32%.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	63

NOTE 20 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
REIT preferred stock, Series A	$491	$490	$501
TD Capital Trust III Securities – Series 20081	981	987	986
Other	5	6	6
Total	$1,477	$1,483	$1,493
1	Refer to Note 19 for a description of the TD Capital Trust III securities.

REIT PREFERRED STOCK, FIXED-TO-FLOATING RATE EXCHANGEABLE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A
A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank N.A., issued 500,000 shares of Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Preferred Stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378% until October 17, 2017 and at a per annum rate of three-month LIBOR plus 1.1725% payable quarterly thereafter. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 plus a make-whole amount at any time after October 15, 2012 and prior to October 15, 2017, and at a price of US$1,000 per Series A share on October 15, 2017 and every five years thereafter. The Series A shares qualify as Tier 1 capital of the Bank. Each Series A share may be automatically exchanged, without the consent of the holders, into a newly issued share of preferred stock of TD Bank, N.A. on the occurrence of certain events.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	64

NOTE 21 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value.

The following table summarizes the shares issued and outstanding as at October 31, 2012, October 31, 2011, and November 1, 2010.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)
	October 31, 2012		October 31, 2011		November 1, 2010
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	902.4	$17,491	879.7	$15,804	879.7	$15,804
Proceeds from shares issued on exercise of stock options	3.9	253	4.9	322	–	–
Shares issued as a result of dividend reinvestment plan	11.9	947	8.6	661	–	–
Proceeds from issuance of new shares	–	–	9.2	704	–	–
Balance as at end of year – common shares1	918.2	$18,691	902.4	$17,491	879.7	$15,804
Preferred Shares – Class A
Series O	17.0	$425	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250	10.0	250
Series Q	8.0	200	8.0	200	8.0	200
Series R	10.0	250	10.0	250	10.0	250
Series S	10.0	250	10.0	250	10.0	250
Series Y	10.0	250	10.0	250	10.0	250
Series AA	10.0	250	10.0	250	10.0	250
Series AC	8.8	220	8.8	220	8.8	220
Series AE	12.0	300	12.0	300	12.0	300
Series AG	15.0	375	15.0	375	15.0	375
Series AI	11.0	275	11.0	275	11.0	275
Series AK	14.0	350	14.0	350	14.0	350
Balance as at end of year – preferred shares1	135.8	$3,395	135.8	$3,395	135.8	$3,395
Treasury shares – common2
Balance as at beginning of year	(1.4)	$(116)	(1.2)	$(91)	(1.2)	$(91)
Purchase of shares	(40.3)	(3,175)	(28.2)	(2,164)	–	–
Sale of shares	39.6	3,125	28.0	2,139	–	–
Balance as at end of year – treasury shares – common	(2.1)	$(166)	(1.4)	$(116)	(1.2)	$(91)
Treasury shares – preferred2
Balance as at beginning of year	–	$–	–	$(1)	–	$(1)
Purchase of shares	(2.9)	(77)	(2.2)	(59)	–	–
Sale of shares	2.9	76	2.2	60	–	–
Balance as at end of year – treasury shares – preferred	–	$(1)	–	$–	–	$(1)
1	The outstanding common shares and preferred shares qualify as Tier 1 capital of the Bank.
2	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Class A First Preferred Shares, Series O
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014.

Class A First Preferred Shares, Series P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each
12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	65

Class A First Preferred Shares, Series Q
On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017.

Class A First Preferred Shares, Series R
On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017.

5-Year Rate Reset Preferred Shares, Series S
On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series Y
On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AA
On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AE
On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AG
On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	66

5-Year Rate Reset Preferred Shares, Series AI
On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AK
On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

NORMAL COURSE ISSUER BID
The Bank did not have a normal course issuer bid outstanding during fiscal 2012 or 2011.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, a total of 11.9 million common shares were issued from the Bank’s treasury at a discount of 1% (2011 – 8.6 million shares at a discount of 1%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.
The Bank is also restricted from paying dividends in the event that either Trust II, Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS II, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.
TD Bank US Holding Company is restricted from paying dividends to its parent, TD US P&C Holdings ULC, in the event that either SF Trust I, SF Trust II or SF Trust III fails to pay quarterly distributions or interest in full to holders of their respective trust securities.  Further, in the case of SF Trust II and SF Trust III, all subsidiaries of TD Bank US Holding Company would be restricted from paying dividends in such an event.

NOTE 22 TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain loans held within a trading portfolio that are designated at fair value through profit or loss, trading loans and trading deposits, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income (recorded in net interest income in the Consolidated Statement of Income), trading income, and income from loans designated at fair value through profit or loss that are managed within a trading portfolio (recorded in trading income (loss) in the Consolidated Statement of Income). Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities in the table below. Trading income includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on loans designated at fair value through profit or loss are included in non-interest income in the Consolidated Statement of Income.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
Trading-related income by product line depicts trading income for each major trading category.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	67

Trading-Related Income
(millions of Canadian dollars)
	2012	2011
Net interest income (loss)	$1,050	$818
Trading income (loss)	(41)	(127)
Loans designated at fair value through profit or loss1	10	4
Total	$1,019	$695
By product
Interest rate and credit portfolios	$534	$212
Foreign exchange portfolios	374	428
Equity and other portfolios	101	51
Loans designated at fair value through profit or loss1	10	4
Total	$1,019	$695
1
Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 23 INSURANCE

INSURANCE RISK
Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (e.g., catastrophic risk), mortality, morbidity, longevity, policyholder behaviour, or associated expenses.
Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. We are exposed to insurance risk in our property and casualty insurance business, life and health insurance business and reinsurance business.
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.
The Bank’s risk governance practices ensure strong independent oversight and control of risk within the insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The insurance risk management framework is maintained by Risk Management and supports alignment with the Bank’s Risk Appetite for insurance risk. The Insurance Risk Management Framework outlines the internal risk and control structure to manage insurance risk and includes risk appetite, policies, processes as well as limits and governance.
    The assessment of reserves for claim liabilities is central to the insurance operation. TD engages in establishing reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future claim payments. As such, TD regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claims liabilities are calculated in accordance with the Bank’s insurance accounting policy. See Note 2 to the Bank’s Consolidated Financial Statements for further details.
    Sound product design is an essential element of managing risk. The Bank’s exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.
Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the Insurance business.
Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance.
    Strategies are in place to manage the risk to our reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

OTHER RELATED RISKS
Credit risk is managed through a counterparty credit policy. To minimize interest rate and liquidity risks, investments supporting the net provision for unpaid claims are matched in interest rate exposure.

INSURANCE REVENUE AND EXPENSES
The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance. Total insurance income is presented on a net basis on the Consolidated Statement of Income under “Insurance revenue, net of claims and related expenses”. Total insurance income is presented on a net basis including the impacts of claims and reinsurance on the Consolidated Statement of Income.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	68

Insurance Revenue, Net of Claims and Related Expenses
(millions of Canadian dollars)
	October 31, 2012	October 31, 2011
Earned Premiums
Gross	$3,990	$3,722
Reinsurance ceded	834	753
Net earned premiums	$3,156	$2,969
Fee income and other revenue	381	376
Insurance Revenue	$3,537	$3,345

Claims and related expenses
Gross	$2,771	$2,427
Reinsurance ceded	347	249
Net claims and related expenses	2,424	2,178
Insurance Revenue, Net of Claims and Related Expenses	$1,113	$1,167

INSURANCE LIABILITIES
Total insurance liabilities of $4,824 million are reported as at October 31, 2012 (October 31, 2011 – $ 4,288 million and November 1, 2010 – $4,083 million) as part of other liabilities included in Note 16.

RECONCILIATION OF CHANGES IN LIABILITIES FOR PROPERTY AND CASUALTY INSURANCE
For property and casualty insurance, the recognized liabilities are comprised of a provision for unpaid claims (see section (a) below) and unearned premiums (see section (b) below). The provision for unpaid claims is established to reflect the estimate of the full amount of all liabilities associated with the insurance premiums earned at the balance sheet date, including insurance claims incurred but not recorded (IBNR). The ultimate amount of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the insurance claims incurred. The unearned premiums represent the portion of net written premiums that pertain to the unexpired term of the policies in force.

(a) Movement in Provision for Unpaid Claims:
The following table presents movements in the property and casualty insurance net provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)
		October 31, 2012			October 31, 2011
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$2,796	$189	$2,607	$2,642	$199	$2,443
Claims costs for current accident year	2,012	182	1,830	1,761	37	1,724
Prior accident years claims development
(favourable) unfavourable	227	(26)	253	159	37	122
Increase (decrease) due to changes in
assumptions:
Discount rate	(17)	1	(18)	5	3	2
Provision for adverse deviation	37	(1)	38	5	(2)	7
Claims and related expenses	2,259	156	2,103	1,930	75	1,855

Claims paid during:
Current accident year	(830)	(7)	(823)	(814)	(7)	(807)
Prior accident years	(949)	(63)	(886)	(962)	(78)	(884)
Balance as at end of year	$3,276	$275	$3,001	$2,796	$189	$2,607

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	69

(b) Movement in Provision for Unearned Premiums:
The following table presents movements in the property and casualty insurance net unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)
		October 31, 2012			October 31, 2011
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$1,314	$–	$1,314	$1,245	$33	$1,212
Written premiums	2,707	61	2,646	2,531	12	2,519
Earned premiums	(2,624)	(61)	(2,563)	(2,462)	(45)	(2,417)
Balance as at end of year	$1,397	$–	$1,397	$1,314	$–	$1,314

(c) Other Movements in Insurance Liabilities:
Other movements in insurance liabilities consists of changes in life and health insurance policy benefit liabilities and other insurance payables that were caused primarily by the aging of in force business and changes in actuarial assumptions.

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT
The following table shows the estimates of cumulative incurred claims for the five most recent accident years, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)
				Accident Year
	2008
	and prior	2009	2010	2011	2012	Total
Net ultimate claims cost at end of accident year	$3,335	$1,598	$1,742	$1,724	$1,830
Revised estimates
One year later	3,366	1,627	1,764	1,728	–
Two years later	3,359	1,663	1,851	–	–
Three years later	3,422	1,720	–	–	–
Four years later	3,527	–	–	–	–
Current estimates of cumulative claims	$3,527	$1,720	$1,851	$1,728	$1,830
Cumulative payments to date	$(2,968)	$(1,420)	$(1,382)	$(1,150)	$(823)
Net undiscounted provision for unpaid claims	559	300	469	578	1,007	$2,913
Effect of discount						(169)
Provision for adverse deviation						257
Net provision for unpaid claims						$3,001

SENSITIVITY TO INSURANCE RISK
A variety of assumptions are made related to future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as the determination of actuarial liabilities. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to the certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may be different than the assumptions made by the Bank.
For property and casualty insurance, the main assumption underlying the claims liability estimates is that the Bank’s future claims development will follow a similar pattern to past claims development experience.
Claims liabilities estimates are also based on various quantitative and qualitative factors, including discount rate, margin for adverse deviation, reinsurance, average claims costs including claims handling costs, average claims by accident year, and trends in claims severity and frequency and other factors such as inflation, expected or in force government pricing and coverage reforms and the level of insurance fraud.
Most of the qualitative factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact the Bank’s ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.
The claims liabilities’ sensitivity to the discount rate assumption is outlined below. The analysis is performed for possible movements in the discount rate with all other assumptions held constant, showing the impact on the consolidated net income before income tax, and the impact on equity in the property and casualty insurance business. Movements in the assumption may be non-linear.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	70

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)
	October 31, 2012		October 31, 2011		November 1, 2010
	Impact on net		Impact on net
	income (loss)		income (loss)
	before	Impact on	before	Impact on	Impact on
	income tax	equity	income tax	equity	equity

Impact of 1% change in discount rate
assumption used
Increase in assumption	$76	$56	$56	$40	$36
Decrease in assumption	(81)	(59)	(59)	(42)	(38)

A 1% increase in the margin for adverse deviation assumption as at October 31, 2012 will decrease net income before tax and equity by $25 million and $18 million, respectively. A 1% decrease in the margin for adverse deviation will increase income before tax and equity by the same amounts.
For life and health Insurance, critical assumptions used in the measurement of insurance contract liabilities are determined by the Appointed Actuary. The processes used to determine critical assumptions are as follows:
•	Mortality, morbidity and lapse assumptions are based on industry and historical company data.
•	Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
•	Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Consolidated Statement of Income.

CONCENTRATION OF INSURANCE RISK
Concentration risk is the risk resulting from large exposure to similar risks that are positively correlated.
Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, in terms of type of risk is mitigated by careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.
As at October 31, 2012, for the property and casualty’s insurance business, 73.2% of net written premiums were derived from automobile policies (October 31, 2011 – 72.8%) followed by residential with 26.5% (October 31, 2011 – 26.9%). The distribution by provinces show that business is mostly concentrated in Ontario with 62.1% of net written premiums (October 31, 2011 – 61.7%). The Western provinces represented 25.4% (October 31, 2011 – 24.8%) followed by Quebec, 7.5% (October 31, 2011 – 8.3%) and the Atlantic provinces with 5.0% (October 31, 2011 – 5.2%).
Concentration risk is not a major concern for life and health insurance as it does not have a material level of regional specific characteristics like those exhibited in property and casualty insurance. Reinsurance is used to limit the liability on a single claim. While the maximum claim could be $1.2 million, the majority of claims are less than $250 thousand. Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 24 SHARE-BASED COMPENSATION

The Bank operates various share-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the award. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 15.6 million common shares have been reserved for future issuance (October 31, 2011 – 2.3 million; November 1, 2010 – 4.0 million). The outstanding options expire on various dates to December 12, 2021. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	71

Stock Option Activity
(millions of shares, except as noted)
	2012		2011
		Weighted-		Weighted-
	Number	average	Number	average
	of shares	exercise price	of shares	exercise price
Number outstanding, beginning of year	15.9	$58.05	19.2	$57.68
Granted	1.9	73.27	1.7	73.25
Exercised	(3.9)	51.08	(4.9)	49.14
Forfeited/cancelled	(0.2)	67.78	(0.1)	57.79
Number outstanding, end of year	13.7	$62.00	15.9	$58.05
Exercisable, end of year	7.9	$58.07	10.3	$56.32

The weighted average share price for the options exercised in 2012 was $80.22 (2011 – $78.61).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2012.

Range of Exercise Prices
	Options outstanding			Options exercisable
		Weighted-
	Number	average	Weighted-	Number	Weighted-
	outstanding	remaining	average	exercisable	average
	(millions)	contractual	exercise	(millions of	exercise
	(of shares)	life (years)	price	shares)	price
$32.95 – $39.80	0.8	5.3	$36.57	0.7	$36.66
$42.50 – $51.08	2.3	3.0	42.60	1.7	42.63
$52.65 – $59.42	1.1	2.4	55.07	1.1	55.07
$59.92 – $65.98	2.6	6.0	64.78	0.9	62.56
$66.45 – $73.27	6.9	5.5	71.60	3.5	69.92

For fiscal 2012, the Bank recognized compensation expense for stock option awards of $22.1 million (2011 – $28.3 million). During 2012, 1.9 million (2011 – 1.7 million) options were granted by the Bank at a weighted-average fair value of $14.52 per option (2011 – $15.47 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the twelve months ended October 31, 2012 and October 31, 2011.

Assumptions Used for Estimating Fair Value of Options
	2012	2011
Risk-free interest rate	1.50%	2.73%
Expected option life (years)	6.3 years	6.2 years
Expected volatility1	27.40%	26.60%
Expected dividend yield	3.40%	3.30%
Exercise price/Share price	$73.27	$73.25
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the service period required for employees to become fully entitled to the award. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank’s total shareholder return relative to the average of the North American peer group. Dividends will be re-invested in additional units that will be paid at maturity. The number of such share units outstanding under these plans as at October 31, 2012 was 14 million (2011 – 14 million).
The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share unit must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2012, 3.4 million deferred share units were outstanding (October 31, 2011 – 3.0 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2012, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $326 million (2011 – $293 million). The compensation expense recognized before the effects of hedges was $429 million (2011 – $353 million). The carrying amount of the liability relating to these plans at October 31, 2012 was $1.3 billion (October 31, 2011 – $1.2 billion; November 1, 2010 – $1.0 billion) and is reported in other liabilities. The carrying amount is based on the closing share price.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	72

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2012, the Bank’s contributions totalled $61 million (2011 – $59 million) and were expensed as salaries and employee benefits. As at October 31, 2012, an aggregate of 9.5 million common shares were held under the Employee Ownership Plan (October 31, 2011 – 9.0 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 25 EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank’s principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the TDPP), are defined benefit plans. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees. The Society was closed to new members on January 30, 2009 and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.
Funding for the Bank’s principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank’s contributions to the principal pension plans during 2012 were $293 million (2011 – $189 million). The 2012 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2011 for both of the principal pension plans. The 2011 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2008 and March 1, 2009 for the Society and the TDPP, respectively. The next valuation date for funding purposes is as at October 31, 2012 and October 31, 2014 for the Society and the TDPP, respectively.
The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.
For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefits. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank’s actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year’s service, interest expense on obligations, expected income on plan assets based on fair values and the amortization of benefit plan amendments, actuarial gains or losses and any curtailments. Plan amendments are amortized on a straight-line basis over the average vesting period of the benefits granted (5 years for the principal non-pension post-retirement benefit plan). If the benefits granted vest immediately (Society and TDPP), the full plan amendment is recognized immediately. The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the active members (12 years for the Society, 11 years for the TDPP, and 15 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

INVESTMENT STRATEGY AND ASSET ALLOCATION
The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 3.00% and 2.50%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member’s discretion in certain mutual funds. The investment policies and asset allocations as at October 31 by asset category for the principal pension plans (excluding PEA) are as follows:

Investment Policy and Asset Allocation
	October 31, 2012		October 31, 2012		October 31, 2011
	Acceptable range		Asset Allocation		Asset Allocation
Security	Society	TDPP	Society	TDPP	Society	TDPP
Debt	57-71%	44-56%	60%	50%	51%	97%
Equity	25-35.5	44-56	31	50	40	–
Alternative investments	0-12.5	–	6	–	7	–
Cash equivalents	0-4	–	3	–	2	3
Total			100%	100%	100%	100%

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	73

The objective of the investment policy of the Society is a balanced portfolio. The acceptable range has changed since 2011 with the strategy to reduce the allocation to equity instruments under the investment policy over time. Debt instruments of a single non-government entity must not exceed 10% of the bond mandate. Non-government debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period except that up to 10% of the fair value of the bond mandate managed to the DEX Universe Bond Index may be invested in bonds with a credit rating below BBB. Also, debt instruments of non-government entities must not exceed 80% of the bond mandate and non-Canadian government entities must not exceed 20% of the bond mandate. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of the bond mandate. Any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 25% of the bond mandate and any debt instruments that are rated below BBB- must not exceed 10% of the bond mandate. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the bond mandate. Futures contracts and options can be utilized provided they do not create financial leverage for the Society. The Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality are also included to further diversify the portfolio. Alternative investments include hedge funds and private equities. Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year. For 2012, the Society’s net assets included private equity investments in the Bank and its affiliates which had a fair value of $1 million (2011 – $3 million).
The objective of the investment policy of the TDPP, which commenced on March 1, 2009, is a balanced portfolio. Debt instruments of non-government entities must not exceed 80% of the bond mandate and non-Canadian government entities must not exceed 20% of the bond mandate. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of the bond mandate. Any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 25% of the bond mandate and any debt instruments that are rated below BBB- must not exceed 10% of the bond mandate. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the bond mandate. The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality are also included to further diversify the portfolio. Substantially all assets must have readily determinable fair values. The TDPP was in compliance with its investment policy throughout the year.

RISK MANAGEMENT PRACTICES
The principal pension plans’ investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk, and liquidity risk. The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, and the principal pension plans’ Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:
•	Monitoring credit exposure of counterparties
•	Monitoring adherence to asset allocation guidelines
•	Monitoring asset class performance against benchmarks

OTHER PENSION AND RETIREMENT PLANS
CT Pension Plan
As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 18, 2002, the defined contribution portion of the plan was closed to new contributions from the Bank or active employees, except for employees on salary continuance and long-term disability, and employees eligible for that plan became eligible to join the Society or the TDPP for future service. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. For the defined contribution portion, the annual pension expense is equal to the Bank’s contributions to that portion of the plan.
The Bank received regulatory approval to wind-up the defined contribution portion of the plan effective April 1, 2011. After that date, the Bank’s contributions to the defined contribution portion of the plan ceased. The wind-up was completed on May 31, 2012.

TD Bank, N.A. Retirement Plans
TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include annual core contributions from TD Bank, N.A. for all employees and a transition contribution for certain employees. The core and transition contributions to the plan for fiscal 2012 were $41 million (2011 – $34 million). In addition, on an ongoing basis, TD Bank, N.A., makes matching contributions to the 401(k) plan. The amount of the matching contribution for fiscal 2012 was $37 million (2011 – $29 million). Annual pension expense is equal to the Bank’s contributions to the plan.
In addition, TD Bank, N.A. has a closed non-contributory defined benefit retirement plan covering certain legacy TD Banknorth employees. Supplemental retirement plans covering certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.

TD Auto Finance (legacy Chrysler Financial) Retirement Plans
TD Auto Finance has both contributory and non-contributory defined benefit retirement plans covering most permanent employees. The non-contributory pension plan provides benefits based on a fixed rate for each year of service. The contributory plan provides benefits to salaried employees based on the employee’s cumulative contributions, years of service during which employee contributions were made, and the employee’s average salary during the consecutive five years in which the employee’s salary was highest in the 15 years preceding retirement. These defined benefit retirement plans were frozen as of April 1, 2012. In addition, TD Auto Finance provides limited post-retirement benefit programs, including medical coverage and life insurance benefits to certain employees who meet minimum age and service requirements.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	74

Supplemental Employee Retirement Plans
Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

The following table presents the financial position of the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)
			Principal Non-Pension
	Principal		Post-Retirement		Other Pension and
	Pension Plans		Benefit Plan1		Retirement Plans2
	2012	2011	2012	2011	2012	2011
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$3,141	$2,856	$426	$419	$2,055	$1,182
Obligations assumed upon acquisition of Chrysler Financial	–	–	–	–	–	673
Service cost – benefits earned	166	153	13	12	17	18
Interest cost on projected benefit obligation	190	171	24	23	101	85
Members’ contributions	61	49	–	–	–	1
Benefits paid	(180)	(137)	(10)	(10)	(100)	(77)
Change in foreign currency exchange rate	–	–	–	–	2	25
Change in actuarial assumptions3	758	49	78	(14)	283	148
Actuarial (gains) losses	1	–	(5)	(4)	7	–
Plan amendments	6	–	–	–	(9)	–
Curtailment4	–	–	–	–	(31)	–
Projected benefit obligation as at October 31	$4,143	$3,141	$526	$426	$2,325	$2,055
Change in plan assets
Plan assets at fair value at beginning of year	$3,300	$3,038	$–	$–	$1,374	$769
Assets acquired upon acquisition of Chrysler Financial	–	–	–	–	–	579
Expected return on plan assets5	194	196	–	–	90	72
Actuarial gains (losses)	79	(33)	–	–	61	(11)
Members’ contributions	61	49	–	–	–	1
Employer’s contributions	293	189	10	10	38	21
Change in foreign currency exchange rate	–	–	–	–	1	21
Benefits paid	(180)	(137)	(10)	(10)	(100)	(77)
General and administrative expenses	(4)	(2)	–	–	(2)	(1)
Plan assets at fair value as at October 31	$3,743	$3,300	$–	$–	$1,462	$1,374
Excess (deficit) of plan assets
over projected benefit obligation6	$(400)	$159	$(526)	$(426)	$(863)	$(681)
Unrecognized net loss from past experience, different
from that assumed, and effects of changes in assumptions7	763	82	55	(18)	379	159
Unrecognized unvested plan amendment costs (credits)8	–	–	(22)	(28)	(9)	–
Prepaid pension asset (accrued benefit liability)9	$363	$241	$(493)	$(472)	$(493)	$(522)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	$170	$155	$13	$12	$19	$19
Interest cost on projected benefit obligation	190	171	24	23	101	85
Expected return on plan assets5	(194)	(196)	–	–	(90)	(72)
Actuarial (gains) losses recognized in expense	–	–	–	–	10	–
Plan amendment costs (credits) recognized in expense	6	–	(5)	(5)	–	–
Curtailment (gains) losses4	–	–	–	–	(31)	–
Total expense	$172	130	$32	$30	$9	$32
Actuarial assumptions used to determine the
annual expense
Weighted-average discount rate for projected benefit obligation	5.72%	5.71%	5.50%	5.60%	4.99%	5.50%
Weighted-average rate of compensation increase	3.50%	3.50%	3.50%	3.50%	1.98%	2.14%
Weighted-average expected long-term rate of return on plan assets	5.71%	6.39%	n/a	n/a	6.67%	6.73%
Actuarial assumptions used to determine the
projected benefit obligation as at October 31
Weighted-average discount rate for projected benefit obligation10	4.53%	5.72%	4.50%	5.50%	4.08%	4.99%
Weighted-average rate of compensation increase11	2.82%	3.50%	3.50%	3.50%	1.86%	2.02%
1
The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 6.10%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter.

2
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012 and no service credits can be earned after March 31, 2012.

3	Primarily relates to the change in discount rate from 2011 to 2012.
4	Certain TD Auto Finance retirement plans were curtailed during the period.
5
The actual return on plan assets for the principal pension plans was $273 million for the year ended October 31, 2012 (year ended October 31, 2011 – $163 million).  The Bank selected the expected long-term rate of return on plan assets assumption of 5.75% (2011 – 6.50%) for the Society and 5.25% (2011 – 4.00%) for the TDPP.

6
As at November 1, 2010, the excess (deficit) of plan assets over projected benefit obligation was $182 million for the principal pension plans, $(419) million for the principal non-pension post-retirement benefit plan, and $(413) million for the other pension and retirement plans.

7
As at November 1, 2010, the unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions was nil for the principal pension plans, nil for the principal non-pension post-retirement benefit plan, and nil for the other pension and retirement plans.

8
As at November 1, 2010, the unrecognized unvested plan amendment costs (credits) were nil for the principal pension plans, $(33) million for the principal non-pension post-retirement benefit plan, and nil for the other pension and retirement plans.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	75

9
As at November 1, 2010, the prepaid pension asset (accrued benefit liability) was $182 million for the principal pension plans, $(452) million for the principal non-pension post-retirement benefit plan, and $(413) million for the other pension and retirement plans.

10
As at November 1, 2010, the weighted-average discount rate used to determine the projected benefit obligation was 5.71% for the principal pension plans, 5.60% for the principal non-pension post-retirement benefit plan, and 5.27% for the other pension and retirement plans.

11
As at November 1, 2010, the weighted-average rate of compensation increases used to determine the projected benefit obligation was 3.50% for the principal pension plans, 3.50% for the principal non-pension post-retirement benefit plan, and 2.21% for the other pension and retirement plans.

In 2013, the Bank expects to contribute $304 million to its principal pension plans, $17 million to its principal non-pension post-retirement benefit plan, and $17 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

Assumptions relating to future mortality to determine the defined benefit obligation and net benefit cost for the principal defined benefit pension plans are as follows:

Assumed Life Expectancy at Age 65
(number of years)
	2012	2011
Male aged 65 at measurement date	21.0	20.9
Female aged 65 at measurement date	22.1	22.1
Male aged 40 at measurement date	22.8	22.7
Female aged 40 at measurement date	23.1	23.1

The following table provides the sensitivity of the projected benefit obligation and the pension expense for the Bank’s principal pension plans to the discount rate, the expected long-term return on plan assets and the rates of compensation, as well as the sensitivity of the Bank’s principal non-pension post-retirement benefit plan to the health care cost initial trend rate assumption. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Key Assumptions
(millions of Canadian dollars, except as noted)	As at			For the years ended
	October 31	October 31	November 1	October 31	October 31
	2012	2011	2010	2012	2011
	Obligation	Obligation	Obligation	Expense	Expense
Impact of an absolute change of 1.0% in key assumptions
Discount rate assumption used	4.53%	5.72%	5.71%	5.72%	5.71%
Decrease in assumption	$920	$586	$498	$94	$54
Increase in assumption	(689)	(484)	(415)	(57)	(47)
Expected long-term return on assets assumption used	n/a	n/a	n/a	5.71%	6.39%
Decrease in assumption	n/a	n/a	n/a	$34	$31
Increase in assumption	n/a	n/a	n/a	(34)	(31)
Rates of compensation increase assumption used	2.82%	3.50%	3.50%	3.50%	3.50%
Decrease in assumption	$(234)	$(173)	$(128)	$(29)	$27
Increase in assumption	250	185	136	30	(26)
Health care cost initial trend rate assumption used1	6.10%	6.30%	6.50%	6.30%	6.50%
Decrease in assumption	$(75)	$(54)	$(59)	$(8)	$(6)
Increase in assumption	95	67	75	8	8
1 As at October 31, 2012 and October 31, 2011, and for the years ended October 31, 2012 and October 31, 2011 trending to 3.70% in 2028.

The Bank recognized the following amounts in the Consolidated Balance Sheet as at October 31, 2012, October 31, 2011, and November 1, 2010.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)	October 31	October 31	November 1
	2012	2011	2010
Other assets
Principal pension plans	$363	$241	$182
Other pension and retirement plans
CT defined benefit pension plan	9	5	1
TD Banknorth defined benefit retirement plan	–	–	11
TD Auto Finance retirement plans	53	24	–
Other employee benefits – net	1	2	–
Prepaid pension expense	426	272	194
Other liabilities
Principal non-pension post-retirement benefit plan	493	472	452
Other pension and retirement plans
TD Banknorth defined benefit retirement plan	65	71	31
TD Auto Finance retirement plans	136	140	–
Supplemental employee retirement plans	418	412	394
Other employee future benefits – net	196	181	250
Accrued benefit liability	1,308	1,276	1,127
Net amount recognized	$(882)	$(1,004)	$(933)

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	76

NOTE 26 INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following for the years ended October 31, 2012 and October 31, 2011.

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)
	2012	2011
Provision for income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$999	$1,526
Adjustments in respect of prior years	(11)	(5)
Other adjustments to current tax provision (recovery)	(8)	(48)
Total current income taxes	980	1,473
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination and reversal of temporary differences	161	(152)
Effect of changes in tax rates	(14)	13
Adjustments in respect of prior years	(6)	(5)
Recovery of income taxes due to recognition of previously unrecognized deductible temporary differences and
unrecognized tax losses of a prior period	(1)	–
Other adjustments to current tax provision (recovery)	(28)	(3)
Total deferred income taxes	112	(147)
Total provision for income taxes – Consolidated Statement of Income	1,092	1,326

Provision for income taxes – Statement of Other Comprehensive Income
Current income taxes	172	202
Deferred income taxes	(67)	(132)
	105	70
Income taxes – other non-income related items including business combinations and other adjustments
Current income taxes	6	(61)
Deferred income taxes	21	(69)
	27	(130)
Total provision for (recovery of) income taxes	$1,224	$1,266
Current income taxes
Federal	$604	$718
Provincial	412	463
Foreign	142	433
	1,158	1,614
Deferred income taxes
Federal	(100)	(50)
Provincial	(68)	(28)
Foreign	234	(270)
	66	(348)
Total provision for (recovery of) income taxes	$1,224	$1,266

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	77

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)
		2012		2011
Income taxes at Canadian statutory income tax rate	$1,938	26.4%	$2,005	28.1%
Increase (decrease) resulting from:
Dividends received	(262)	(3.6)	(214)	(3.0)
Rate differentials on international operations	(481)	(6.6)	(468)	(6.6)
Provincial tax rate changes	(18)	(0.2)	–	–
Other – net	(85)	(1.1)	3	0.1
Provision for income taxes and effective income tax rate	$1,092	14.9%	$1,326	18.6%

Deferred tax assets and liabilities are comprised of:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
	Consolidated	Consolidated	Consolidated
	Balance	Balance	Balance
	Sheet	Sheet	Sheet
Deferred tax assets
Allowance for credit losses	$530	$508	$331
Land, buildings, equipment, and other depreciable assets	7	26	47
Deferred (income) expense	199	126	(49)
Trading loans	192	266	407
Derecognition of financial assets and liabilities	187	277	222
Goodwill	7	40	49
Employee benefits	671	660	580
Losses available for carry forward	285	118	213
Tax credits	184	80	137
Other	265	47	41
Total deferred tax assets1	$2,527	$2,148	$1,978
Deferred tax liabilities
Securities	$1,457	$1,057	$1,040
Intangible assets	419	427	632
Pensions	95	42	32
Total deferred tax liabilities	$1,971	$1,526	$1,704
Net deferred tax assets	$556	$622	$274
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	$883	$1,196	$1,045
Deferred tax liabilities	327	574	771
Net deferred tax assets	$556	$622	$274
1
The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets is recognized in the Consolidated Balance Sheet is nil as at October 31, 2012 (October 31, 2011 – $12 million; November 1, 2010 – $192 million).

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	78

The movement in the net deferred tax asset for the years ended October 31, 2012 and October 31, 2011 was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)
	2012							2011
	Consolidated	Other	Business		Consolidated	Other	Business
	Statement of	Comprehensive	Combinations		Statement of	Comprehensive	Combinations
	Income	Income	and Other	Total	Income	Income	and Other	Total
Deferred income tax expense
(recovery)
Allowance for credit losses	$(22)	$–	$–	$(22)	$(137)	$–	$(40)	$(177)
Land, buildings, equipment,
and other depreciable assets	(31)	–	50	19	21	–	–	21
Deferred (income) expense	(73)	–	–	(73)	(175)	–	–	(175)
Trading loans	74	–	–	74	141	–	–	141
Derecognition of financial
assets and liabilities	4	86	–	90	(7)	(48)	–	(55)
Goodwill	33	–	–	33	–	–	9	9
Employee benefits	(11)	–	–	(11)	(82)	2	–	(80)
Losses available for carry
forward	(167)	–	–	(167)	95	–	–	95
Tax credits	(104)	–	–	(104)	57	–	–	57
Other deferred tax assets	(189)	–	(29)	(218)	29	–	(34)	(5)
Securities	553	(153)	–	400	107	(86)	(4)	17
Intangible assets	(8)	–	–	(8)	(206)	–	–	(206)
Pensions	53	–	–	53	10	–	–	10
Total deferred income tax
expense (recovery)	$112	$(67)	$21	$66	$(147)	$(132)	$(69)	$(348)

Certain taxable temporary differences associated with the Bank’s investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2012. The total amount of these temporary differences was $26 billion (October 31, 2011 – $21 billion; November 1, 2010 – $19 billion).

NOTE 27 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the twelve months ended October 31, 2012 and October 31, 2011.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)
	2012	2011
Basic earnings per share
Net income attributable to common shareholders	$6,171	$5,761
Weighted-average number of common shares outstanding (millions)	906.6	885.7
Basic earnings per share (dollars)	$6.81	$6.50
Diluted earnings per share
Net income attributable to common shareholders	$6,171	$5,761
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	17	17
Preferred Shares – Series M and N	–	25
Net income available to common shareholders including impact of dilutive securities	$6,188	$5,803
Weighted-average number of common shares outstanding (millions)	906.6	885.7
Effect of dilutive securities
Stock options potentially exercisable (millions)1	3.3	4.5
TD Capital Trust II Securities – Series 2012-1 (millions)	5.0	4.9
Preferred Shares – Series M and N (millions)	–	7.8
Weighted-average number of common shares outstanding – diluted (millions)	914.9	902.9
Diluted earnings per share (dollars)1	$6.76	$6.43
1   For the years ended October 31, 2012 and October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	79

NOTE 28 SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition are reported in the Corporate segment.
Effective December 1, 2011, the results of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in the CAD P&C segment.
Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, to the Group Head, Wealth and Insurance and Corporate Shared Services. Accordingly, effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been restated retroactively to 2011.
CAD P&C comprises the Bank’s personal and business banking in Canada and provides financial products and services to personal, small business, and commercial customers. Wealth and Insurance provides insurance, investment products and services to institutional and retail investors, and includes the Bank’s equity investment in TD Ameritrade. U.S. P&C provides commercial banking, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, collective provision for credit losses in CAD P&C and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.
The results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
The Bank purchases CDS to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.
As discussed in Note 6, the Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

The following table summarizes the segment results for the years ended October 31, 2012 and October 31, 2011.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	80

Results by Business Segment
(millions of Canadian dollars)
						2012
	Canadian		U.S.
	Personal and		Personal and
	Commercial	Wealth and	Commercial	Wholesale
	Banking1	Insurance1	Banking	Banking	Corporate	Total
Net interest income (loss)	$8,023	$583	$4,663	$1,805	$(48)	$15,026
Non-interest income (loss)	2,629	3,436	1,468	849	(286)	8,096
Provision for (reversal of) credit losses	1,151	–	779	47	(182)	1,795
Non-interest expenses	4,988	2,600	4,125	1,570	715	13,998
Income (loss) before income taxes	4,513	1,419	1,227	1,037	(867)	7,329
Provision for (recovery of) income taxes	1,209	261	99	157	(634)	1,092
Equity in net income of an investment in associate,
net of income taxes	–	209	–	–	25	234
Net income (loss)	$3,304	$1,367	$1,128	$880	$(208)	$6,471
Total assets (billions of Canadian dollars)
as at October 31	$282.6	$26.4	$209.1	$260.7	$32.3	$811.1

						2011
Net interest income (loss)	$7,190	$542	$4,392	$1,659	$(122)	$13,661
Non-interest income (loss)	2,342	3,498	1,342	837	(18)	8,001
Provision for (reversal of) credit losses	824	–	687	22	(43)	1,490
Non-interest expenses	4,433	2,616	3,593	1,468	937	13,047
Income (loss) before income taxes	4,275	1,424	1,454	1,006	(1,034)	7,125
Provision for (recovery of) income taxes	1,224	317	266	191	(672)	1,326
Equity in net income of an investment in associate,
net of income taxes	–	207	–	–	39	246
Net income (loss)	$3,051	$1,314	$1,188	$815	$(323)	$6,045
Total assets (billions of Canadian dollars)
as at October 31	$258.5	$26.7	$198.7	$220.3	$31.3	$735.5
1	Effective November 1, 2011, the insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)
					2012
		Income before
	Total revenue	income taxes	Net income	Goodwill	Total assets
Canada	$15,200	$5,358	$4,294	$1,549	$498,449
United States	6,101	474	472	10,713	241,996
Other international	1,821	1,497	1,705	49	70,661
Total	$23,122	$7,329	$6,471	$12,311	$811,106

					2011
Canada	$13,824	$4,510	$3,428	$1,455	$452,334
United States	5,708	796	631	10,753	221,576
Other international	2,130	1,819	1,986	49	61,583
Total	$21,662	$7,125	$6,045	$12,257	$735,493

NOTE 29 RELATED-PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank’s related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank’s employees.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	81

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors and their affiliates to be key management personnel. The Bank makes loans to its key management personnel, their close family members and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

Loans to Key Management Personnel, their Close Family Members and their Related Entities
(millions of Canadian dollars)	October 31	October 31
	2012	2011
Personal loans, including mortgages	$6	$12
Business loans	201	195
Total	$207	$207

COMPENSATION
The remuneration of key management personnel for the years ended October 31, 2012 and October 31, 2011 was as follows.

Compensation
(millions of Canadian dollars)
	2012	2011
Short-term employee benefits	$23	$23
Post-employment benefits	1	2
Share-based payments	32	33
Total	$56	$58

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 24 for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE AND SYMCOR INC.
Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.
Transactions between the Bank, TD Ameritrade and Symcor also qualify as related party transactions. Other than as described below, during fiscal 2012, there were no significant transactions between the Bank, TD Ameritrade and Symcor.

Other Transactions with TD Ameritrade and Symcor Inc.

i) TD AMERITRADE HOLDING CORPORATION

A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement
The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $834 million in 2012 (2011 – $762 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $60.3 billion in 2012 (2011 – $49.3 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.
As at October 31, 2012, amounts receivable from TD Ameritrade were $129 million (October 31, 2011 – $97 million, November 1, 2010 – $53 million). As at October 31, 2012, amounts payable to TD Ameritrade were $87 million (October 31, 2011 – $84 million, November 1, 2010 – $82 million).

ii) TRANSACTIONS WITH SYMCOR INC.

The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year, the Bank paid $128 million (2011 – $139 million) for these services. As at October 31, 2012, the amount payable to Symcor was $10 million (October 31, 2011 – $12 million, November 1, 2010 – $12 million).
The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2012 and October 31, 2011.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	82

NOTE 30 PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank’s provisions as at October 31, 2012.

Provisions
(millions of Canadian dollars)		Asset
		Retirement
	Litigation	Obligations	Other	Total
Balance as of November 1, 2011	$123	$67	$63	$253
Additions	549	7	132	688
Amounts used	(377)	(9)	(97)	(483)
Unused amounts reversed	(6)	–	(4)	(10)
Foreign currency translation adjustments and other	(3)	1	(1)	(3)
Balance as of October 31, 2012, before allowance for
credit losses for off-balance sheet instruments	$286	$66	$93	$445
Add: allowance for credit losses for off-balance sheet instruments1				211
Balance as of October 31, 2012				$656
1	Please refer to Note 7, Loans, Impaired Loans and Allowance for Credit Losses for further details.

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $354 million as at October 31, 2012. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.
In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, in light of the uncertainties involved in such proceedings, some of which are beyond the Bank’s control, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal proceedings.

Rothstein Litigation
TD Bank, N.A. has been named as a defendant in multiple lawsuits pending in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler.
Four cases are currently in state court in the Broward County Circuit Court (Platinum Partners Value Arbitrage Fund, L.P., et al. v. TD Bank, N.A.; Louella Arvidson, et al. v. TD Bank, N.A., et al.; Don Beverly, et al. v. TD Bank, N.A., et al.; and RWRK Investments, LLC, et al. v. TD Bank, N.A., et al.), and one case is in Federal Bankruptcy Court for the Southern District of Florida (Trustee in Bankruptcy for RRA v. TD Bank, N.A.).
Six matters have been settled: Razorback Funding, LLC, et al. v. TD Bank, N.A. (Broward County Circuit Court – settled April 3, 2012); VRLP1 v. TD Bank, N.A. (Broward County Circuit Court – settled May 5, 2012); Platinum Estates, Inc. and OPMonies 2, LLC v. TD Bank, N.A. (Southern District of Florida – settled May 31, 2012); Edward J. Morse, et al.v. TD Bank, et al. (Broward County Circuit Court – settled October 1, 2012); Amy Adams, et al. v. TD Bank, N.A., et al. (Broward County Circuit Court – settled October 5, 2012); and Emess Capital, LLC v. TD Bank, N.A., et al. (Southern District of Florida – settled September 7, 2012).
The non-bankruptcy lawsuits are all substantially similar and generally allege that TD Bank, N.A. conspired with Rothstein, facilitated Rothstein’s Ponzi scheme and overlooked signs of wrongdoing in order to obtain profits and fees. Claims against TD Bank, N.A. include, among other things, fraudulent misrepresentation, aiding and abetting fraud, aiding and abetting breach of fiduciary duty, civil conspiracy and negligent misrepresentation. The plaintiff in Platinum Partners Value Arbitrage Fund, L.P. v. TD Bank also alleges claims under Florida’s civil RICO statute, which TD Bank, N.A. has moved to dismiss. All active cases are in the pleading or discovery phase. Louella Arvidson v. TD Bank, N.A. has been filed in the Broward County Circuit Court but has not yet been served on TD Bank. The time allowed for TD Bank to respond to Don Beverly v. TD Bank, N.A. has not yet elapsed. TD Bank, N.A. has filed answers and/or motions to dismiss, denying all liability in all of the other lawsuits.
The Chapter 11 Trustee for the bankruptcy estate of Rothstein, Rosenfeldt and Adler filed an adversary proceeding against TD Bank, N.A. in the In re: Rothstein Rosenfeldt Adler, P.A. bankruptcy pending in the U.S. Bankruptcy Court for the Southern District of Florida. The Trustee has asserted multiple causes of action against TD Bank, N.A. seeking to avoid certain transfers made to TD Bank, N.A. that are alleged to have been preferential and/or fraudulent. Other causes of actions alleged in the complaint include unjust enrichment, aiding and abetting conversion, negligence and negligent supervision. The adversary complaint purports to allege losses on behalf of creditors and appears to seek to recoup losses for the investors. TD Bank, N.A. has moved to dismiss the Trustee’s claims.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	83

     The Coquina Investments v. TD Bank, N.A. et al. trial has been completed. The jury returned a verdict against TD Bank, N.A. on January 18, 2012 of US$67 million comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.’s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.’s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. An amended notice of appeal of the jury verdict and the sanctions order was filed to the United States Court of Appeals for the Eleventh Circuit on October 3, 2012.

Multidistrict Overdraft Litigation
The Bank was named as a defendant in four putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions were all transferred to the United States District Court for the Southern District of Florida for pretrial proceedings in conjunction with similar actions pending against other banks. Plaintiffs claim generally but not exclusively that the posting method for debit transactions (by high to low amount rather than time of transaction) and related practices breach an implied covenant of good faith, constitute unfair and deceptive acts and practices, cause a conversion of the customers' property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank's motion to dismiss the actions was denied, and discovery commenced. Subsequently, two of the original actions were dismissed voluntarily by the plaintiffs. The scope of the classes in the remaining actions nevertheless effectively encompasses the scope of the classes in the dismissed actions. More recently, a fifth, similar class action also challenging overdraft practices was filed against the Bank in the United States District Court for New Jersey (the Hughes case), the temporal scope of which is potentially broader than the other overdraft cases. On April 3, 2012, the Court in Florida granted Plaintiffs' motion for class certification, determining that the two actions then pending in that court may proceed as a class action. On May 8, 2012, the Bank entered into a settlement with Plaintiffs in the Florida actions, whereby the Bank, without admission of liability, agreed to pay Plaintiffs $62 million plus the costs of class notice and administration in return for release of class members' claims. On May 14, 2012, the Hughes case was transferred to Florida and consolidated with the proceedings there. The effect of the settlement on the Hughes case is yet to be determined. The court granted preliminary approval of the parties' settlement agreement; a hearing on final approval is scheduled for March 7, 2013.
A pro se class action complaint was filed by plaintiff Hackney in federal court in PA against the Bank on October 23, 2012 relating to overdraft fees and deceptive advertising allegations. The Bank has not yet responded.

Pearlman Litigation
TD Bank, N.A. (as successor to Carolina First Bank) was named a defendant by multiple plaintiffs in three lawsuits in multiple jurisdictions arising from alleged damages sustained from a Ponzi scheme and other fraudulent activities allegedly orchestrated by Louis J. Pearlman.
Two of these lawsuits were settled in 2012: Groom, et al. v. TD Bank, N.A. (settled September 8, 2012) and Kapila v. TD Bank, N.A. (settled March 28, 2012).
The third lawsuit, America Bank of St. Paul v. TD Bank, N.A., was filed in federal court on August 26, 2009. On December 1, 2011, a jury returned a verdict of approximately US$13.6 million in compensatory damages against TD Bank N.A. On March 6, 2012, the judge awarded a further US$3.1 million in prejudgment interest against TD Bank N.A. on a post-trial motion. This matter is now on appeal to the 8th Circuit Court of Appeals.

COMMITMENTS
Credit-related Arrangements
In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See the Guarantees section below for further details.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 9.
The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
Financial and performance standby letters of credit	$15,802	$14,445	$14,117
Documentary and commercial letters of credit	279	271	262
Commitments to extend credit1
Original term to maturity of one year or less	31,845	25,789	23,159
Original term to maturity of more than one year	50,016	42,518	42,734
Total	$97,942	$83,023	$80,272
1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	84

In addition, the Bank is committed to fund $249 million (October 31, 2011 – $345 million; November 1, 2010 – $423 million) of private equity investments.

Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $687 million for 2013; $681 million for 2014; $626 million for 2015; $569 million for 2016, $508 million for 2017, and $2,665 million for 2018 and thereafter.
Future minimum finance lease commitments where the annual payment is in excess of $100 thousand, is estimated at $29 million for 2013; $29 million for 2014; $16 million for 2015; $11 million for 2016; $6 million for 2017; and $32 million for 2018 and thereafter.
The premises and equipment net rental expense, included under non-interest expenses in the Consolidated Statement of Income, was $914 million for the year ended October 31, 2012 (2011 – $877 million).

Pledged Assets and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at October 31, 2012, securities and other assets with a carrying value of $142.2 billion (October 31, 2011 – $118.1 billion; November 1, 2010 – $100.3 billion) were pledged as collateral in respect of these transactions. See Note 8, Transfer of Financial Assets, for further details. Certain consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. For details, see Note 9, Special Purpose Entities.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
Trading loans, securities, and other	$29,929	$22,435	$18,149
Available-for-sale securities	–	131	298
Other assets	120	150	305
Total	$30,049	$22,716	$18,752

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2012, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $18.0 billion (October 31, 2011 – $20.5 billion; November 1, 2010 – $18.5 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.4 billion as at October 31, 2012 (October 31, 2011 – $6.7 billion; November 1, 2010 – $6.7 billion).

Assets Sold with Recourse
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

GUARANTEES
The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Contingent Repurchase Obligations
The Bank sells mortgage loans to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties and are government guaranteed. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Any losses on the repurchased defaulted mortgages are recovered through the government guarantee. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements do not exceed five years.

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally, the term of these credit facilities do not exceed 13 years.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	85

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.
     Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2012 is $94 billion (October 31, 2011 – $122 billion; November 1, 2010 – $120 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
Financial and performance standby letters of credit	$15,802	$14,428	$14,057
Assets sold with contingent repurchase obligations	581	1,357	1,510
Credit enhancements and other	–	17	60
Total	$16,383	$15,802	$15,627

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	86

NOTE 31 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table below details the balances of interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category. The Bank’s risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7 are outlined in the shaded sections of the “Managing Risk” section of the MD&A in this report.

Interest Rate Risk
(billions of Canadian dollars, except as noted)
							October 31, 2012
				Total	Over 1		Non-
	Floating	Within 3	3 months	within	year to	Over	interest
	rate	months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$5.7	$18.8	$0.4	$24.9	$–	$–	$0.2	$25.1
Effective yield		0.3%	1.3%		–%	–%
Trading loans, securities, and other	$0.2	$4.5	$13.1	$17.8	$24.2	$8.2	$44.3	$94.5
Effective yield		1.4%	1.0%		2.0%	2.6%
Financial assets designated at fair value through profit or loss	$0.5	$0.5	$0.4	$1.4	$4.0	$0.5	$0.3	$6.2
Effective yield		0.6%	1.8%		2.7%	3.2%
Available-for-sale	$3.4	$46.3	$7.8	$57.5	$26.0	$14.2	$0.9	$98.6
Effective yield		1.0%	2.0%		2.5%	2.6%
Securities purchased under reverse repurchase agreements	$3.2	$45.8	$7.9	$56.9	$2.0	$–	$10.3	$69.2
Effective yield		0.4%	0.3%		1.9%	–%
Loans	$8.2	$200.8	$40.0	$249.0	$134.3	$20.1	$5.4	$408.8
Effective yield		1.7%	2.4%		2.7%	3.7%
Other	$68.1	$–	$–	$68.1	$–	$–	$40.6	$108.7
Total assets	$89.3	$316.7	$69.6	$475.6	$190.5	$43.0	$102.0	$811.1
Liabilities and equity
Trading deposits	$–	$18.0	$19.4	$37.4	$0.1	$0.3	$1.0	$38.8
Effective yield		0.4%	0.4%		1.0%	2.0%
Other deposits	$193.4	$62.3	$36.6	$292.3	$49.6	$0.2	$145.7	$487.8
Effective yield		1.1%	1.6%		1.8%	2.0%
Securitization liabilities at fair value	$–	$1.2	$4.8	$6.0	$17.4	$1.5	$0.4	$25.3
Effective yield		3.0%	1.5%		1.7%	1.6%
Obligations related to securities sold short	$33.4	$–	$–	$33.4	$–	$–	$–	$33.4
Obligations related to securities sold under repurchase agreements	$1.2	$25.4	$2.0	$28.6	$–	$–	$10.2	$38.8
Effective yield		0.5%	0.2%		–%	–%
Securitization liabilities at amortized cost	$–	$10.8	$1.5	$12.3	$11.3	$2.6	$–	$26.2
Effective yield		1.4%	1.1%		1.4%	1.9%
Subordinated notes and debentures	$–	$–	$3.4	$3.4	$5.1	$2.8	$–	$11.3
Effective yield		–%	5.5%		4.8%	6.0%
Other	$72.2	$0.4	$–	$72.6	$–	$1.8	$26.1	$100.5
Equity	$–	$0.5	$0.8	$1.3	$2.2	$–	$45.5	$49.0
Total liabilities and equity	$300.2	$118.6	$68.5	$487.3	$85.7	$9.2	$228.9	$811.1
Net position	$(210.9)	$198.1	$1.1	$(11.7)	$104.8	$33.8	$(126.9)	$–

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	87

Interest Rate Risk
(billions of Canadian dollars, except as noted)
							October 31, 2011
				Total	Over 1		Non-
	Floating	Within 3	3 months	within	year to	Over	interest
	rate	months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$5.2	$17.6	$0.9	$23.7	$–	$–	$0.4	$24.1
Effective yield		0.2%	0.9%		–%	–%
Trading loans, securities, and other	$0.8	$6.2	$12.6	$19.6	$19.4	$8.4	$26.0	$73.4
Effective yield		1.3%	0.8%		2.2%	2.8%
Financial assets designated at fair value through profit or loss	$–	$0.2	$0.1	$0.3	$2.9	$0.4	$0.6	$4.2
Effective yield		4.9%	4.4%		3.0%	5.3%
Available-for-sale	$0.1	$51.7	$6.3	$58.1	$21.2	$10.0	$4.2	$93.5
Effective yield		0.3%	1.0%		1.4%	1.0%
Securities purchased under reverse repurchase agreements	$5.3	$32.9	$12.4	$50.6	$2.0	$–	$4.4	$57.0
Effective yield		0.8%	0.4%		1.9%	–%
Loans	$8.5	$205.8	$39.6	$253.9	$102.4	$15.0	$5.9	$377.2
Effective yield		2.1%	3.7%		4.0%	4.6%
Other	$68.1	$–	$–	$68.1	$–	$–	$38.0	$106.1
Total assets	$88.0	$314.4	$71.9	$474.3	$147.9	$33.8	$79.5	$735.5
Liabilities and equity
Trading deposits	$–	$20.3	$7.9	$28.2	$0.2	$0.4	$0.8	$29.6
Effective yield		0.4%	0.6%		1.1%	2.1%
Other deposits	$149.2	$57.8	$34.7	$241.7	$52.0	$0.4	$155.3	$449.4
Effective yield		0.8%	1.4%		2.4%	5.6%
Securitization liabilities at fair value	$–	$0.4	$4.5	$4.9	$21.5	$0.5	$0.8	$27.7
Effective yield		0.1%	1.1%		1.0%	0.3%
Obligations related to securities sold short	$23.6	$–	$–	$23.6	$–	$–	$–	$23.6
Obligations related to securities sold under repurchase
agreements	$0.6	$21.5	$–	$22.1	$–	$–	$3.9	$26.0
Effective yield		0.6%	–%		–%	–%
Securitization liabilities at amortized cost	$–	$9.0	$2.4	$11.4	$12.5	$0.3	$1.9	$26.1
Effective yield		1.8%	1.3%		2.2%	3.3%
Subordinated notes and debentures	$–	$–	$0.2	$0.2	$6.2	$5.1	$–	$11.5
Effective yield		–%	7.0%		5.2%	5.4%
Other	$69.9	$–	$–	$69.9	$–	$–	$27.7	$97.6
Equity	$–	$–	$–	$–	$3.4	$–	$40.6	$44.0
Total liabilities and equity	$243.3	$109.0	$49.7	$402.0	$95.8	$6.7	$231.0	$735.5
Net position	$(155.3)	$205.4	$22.2	$72.3	$52.1	$27.1	$(151.5)	$–

							November 1, 2010
Assets
Cash resources and other	$4.4	$15.9	$1.0	$21.3	$–	$–	$0.4	$21.7
Effective yield		0.1%	1.3%		–%	–%
Trading loans, securities, and other	$7.2	$5.9	$7.0	$20.1	$13.8	$5.6	$24.2	$63.7
Effective yield		1.9%	1.4%		1.5%	3.0%
Financial assets designated at fair value through profit or loss	$–	$0.1	$0.2	$0.3	$0.9	$0.5	$0.5	$2.2
Effective yield		4.3%	4.5%		3.0%	4.9%
Available-for-sale	$0.4	$44.7	$8.6	$53.7	$25.7	$6.5	$0.8	$86.7
Effective yield		0.1%	0.9%		2.0%	2.2%
Securities purchased under reverse repurchase agreements	$5.1	$33.8	$6.9	$45.8	$3.1	$0.9	$0.9	$50.7
Effective yield		0.7%	0.3%		1.7%	3.0%
Loans	$7.2	$178.4	$28.7	$214.3	$106.2	$14.7	$5.7	$340.9
Effective yield		4.0%	4.9%		5.0%	5.2%
Other	$59.1	$–	$–	$59.1	$–	$–	$42.4	$101.5
Total assets	$83.4	$278.8	$52.4	$414.6	$149.7	$28.2	$74.9	$667.4
Liabilities and equity
Trading deposits	$–	$12.4	$9.2	$21.6	$0.1	$0.3	$1.0	$23.0
Effective yield	–	0.3%	0.3%		1.7%	2.8%
Other deposits	$144.4	$51.6	$38.3	$234.3	$42.5	$0.5	$127.6	$404.9
Effective yield		1.2%	1.7%		2.9%	5.6%
Securitization liabilities at fair value	$–	$–	$0.2	$0.2	$26.6	$0.5	$–	$27.3
Effective yield		–%	1.1%		3.1%	2.2%
Obligations related to securities sold short	$23.7	$–	$–	$23.7	$–	$–	$–	$23.7
Obligations related to securities sold under repurchase
agreements	$1.6	$18.6	$0.3	$20.5	$1.1	$0.6	$–	$22.2
Effective yield		0.5%	1.1%		1.4%	2.8%
Securitization liabilities at amortized cost	$–	$5.9	$4.0	$9.9	$11.0	$2.2	$–	$23.1
Effective yield		2.0%	4.2%		3.1%	3.6%
Subordinated notes and debentures	$–	$–	$0.2	$0.2	$11.7	$0.3	$–	$12.2
Effective yield		–%	7.4%		5.4%	5.0%
Other	$60.2	$–	$–	$60.2	$0.6	$2.4	$27.9	$91.1
Equity	$–	$0.4	$–	$0.4	$3.0	$–	$36.5	$39.9
Total liabilities and equity	$229.9	$88.9	$52.2	$371.0	$96.6	$6.8	$193.0	$667.4
Net position	$(146.5)	$189.9	$0.2	$43.6	$53.1	$21.4	$(118.1)	$–

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	88

Interest Rate Risk by Category
(billions of Canadian dollars)
							October 31, 2012
				Total	Over 1		Non-
	Floating	Within	3 months	within	year to	Over	interest
	Rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency	$(133.3)	$122.5	$5.0	$(5.8)	$62.8	$4.8	$(56.1)	$5.7
Foreign currency	(77.6)	75.6	(3.9)	(5.9)	42.0	29.0	(70.8)	(5.7)
Net position	$(210.9)	$198.1	$1.1	$(11.7)	$104.8	$33.8	$(126.9)	$–

							October 31, 2011
Canadian currency	$(104.0)	$151.2	$6.1	$53.3	$17.0	$4.8	$(61.0)	$14.1
Foreign currency	(51.3)	54.2	16.1	19.0	35.1	22.3	(90.5)	(14.1)
Net position	$(155.3)	$205.4	$22.2	$72.3	$52.1	$27.1	$(151.5)	$–

							November 1, 2010
Canadian currency	$(90.8)	$134.2	$(4.6)	$38.8	$10.4	$5.4	$(63.4)	$(8.8)
Foreign currency	(55.7)	55.7	4.8	4.8	42.7	16.0	(54.7)	8.8
Net position	$(146.5)	$189.9	$0.2	$43.6	$53.1	$21.4	$(118.1)	$–
NOTE 32 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk
(millions of Canadian dollars, except as noted)

	Loans and customers' liability						Derivative financial
	under acceptances1			Credit Instruments2,3			instruments4,5
	October 31	October 31	November 1	October 31	October 31	November 1	October 31	October 31	November 1
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Canada	76%	77%	78%	52%	52%	52%	32%	35%	34%
United States6	23	22	21	44	41	39	21	20	20
United Kingdom	–	–	1	1	2	2	26	19	14
Europe – other7	–	–	–	2	3	2	15	19	24
International	1	1	–	1	2	5	6	7	8
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%
	$416,071	$385,002	$348,666	$97,942	$83,023	$80,272	$60,475	$59,031	$50,866
1
Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2012 was: Real estate 8% (October 31, 2011 – 8%, November 1, 2010 – 8%).

2
As at October 31, 2012, the Bank had commitments and contingent liability contracts in the amount of $97,942 million (October 31, 2011 – $83,023 million, November 1, 2010 – $80,272 million). Included are commitments to extend credit totalling $81,861 million (October 31, 2011 – $68,307 million, November 1, 2010 – $65,893 million), of which the credit risk is dispersed as detailed in the table above.

3
Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2012: Financial institutions 16% (October 31, 2011 – 13%, November 1, 2010 – 16%); pipelines, oil and gas 11% (October 31, 2011 – 13%, November 1, 2010 – 12%); government, public sector entities and education 10% (October 31, 2011 – 9%, November 1, 2010 – 10%); power and utilities 8% (October 31, 2011 – 7%, November 1, 2010 – 6%); telecommunications, cable and media 6% (October 31, 2011 – 7%, November 1, 2010 – 5%); automotive 5% (October 31, 2011 – 6%, November 1, 2010 – 3%); health and social services 5% (October 31, 2011 – 3%, November 1, 2010 – 6%).

4
As at October 31, 2012, the current replacement cost of derivative financial instruments amounted to $60,475 million (October 31, 2011 – $59,031 million, November 1, 2010 – $50,866 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

5
The largest concentration by counterparty type was with financial institutions (including non banking financial institutions), which accounted for 74% of the total as at October 31, 2012 (October 31, 2011 – 84%, November 1, 2010 – 79%). The second largest concentration was with governments, which accounted for 21% of the total as at October 31, 2012 (October 31, 2011 – 10%, November 1, 2010 – 13%). No other industry segment exceeded 5% of the total.

6	Debt securities classified as loans were 1% as at October 31, 2012 (October 31, 2011 – 1%, November 1, 2010 – 1%) of the total loans and customers’ liability under acceptances.
7	Debt securities classified as loans were nil as at October 31, 2012 (October 31, 2011 – 1%, November 1, 2010 – 1%) of the total loans and customers’ liability under acceptances.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	89

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)
	October 31	October 31	November 1
	2012	2011	2010
Cash and due from banks	$2,361	$2,137	$1,625
Interest-bearing deposits with banks	21,692	21,016	19,136
Securities1
Trading
Government and government-insured securities	34,563	28,600	22,722
Other debt securities	7,887	9,205	8,489
Retained interest	85	52	47
Available-for-sale
Government and government-insured securities	61,365	58,711	43,364
Other debt securities	33,864	30,784	36,969
Securities purchased under reverse purchase agreements	69,198	56,981	50,658
Derivatives2	113,648	100,310	85,698
Loans
Residential mortgages	172,075	155,409	136,118
Consumer instalment and other personal	117,369	114,895	106,893
Credit card	14,670	8,678	8,578
Business and government	100,080	92,022	82,032
Debt securities classified as loans	4,654	6,183	7,288
Customers liabilities under acceptances	7,223	7,815	7,757
Other assets	10,278	9,339	12,390
Total assets	771,012	702,137	629,764
Credit instruments3	97,942	83,023	80,272
Unconditionally cancellable commitments to extend credit
relating to personal lines of credit and credit card lines	149,975	124,731	118,255
Total credit exposure	$1,018,929	$909,891	$828,291
1	Excludes equity securities.
2	The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives. See Note 10.
3
The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 30.

Credit Quality of Financial Assets
The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral, and external credit assessments. These assets relate primarily to the Bank’s U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	90

Financial Assets Subject to the Standardized Approach by Risk-Weights
(millions of Canadian dollars)
					October 31, 2012
	0%	20%	35%	50%	75%	100%	150%	Total
Loans
Residential mortgages	$160	$176	$15,901	$–	$1,452	$176	$2	$17,867
Consumer instalment and other personal	–	338	3,462	–	23,566	77	154	27,597
Credit card	–	–	–	–	7,419	–	14	7,433
Business and government	3,010	1,797	–	–	2,602	39,703	1,225	48,337
Debt securities classified as loans	–	15	–	–	–	11	–	26
Total loans	3,170	2,326	19,363	–	35,039	39,967	1,395	101,260
Securities purchased under reverse
repurchase agreements	–	1,998	–	–	–	–	–	1,998
Customers' liability under acceptances	–	–	–	–	–	2	–	2
Other assets1	4,016	712	–	1	–	–	–	4,729
Total assets	7,186	5,036	19,363	1	35,039	39,969	1,395	107,989
Off-balance sheet credit instruments	15	1,942	–	–	709	14,087	–	16,753
Total	$7,201	$6,978	$19,363	$1	$35,748	$54,056	$1,395	$124,742

					October 31, 2011
Loans
Residential mortgages	$71	$203	$11,161	$–	$1,516	$172	$2	$13,125
Consumer instalment and other personal	–	423	2,987	–	20,792	59	151	24,412
Credit card	–	–	–	–	1,064	–	12	1,076
Business and government	2,235	1,560	–	–	2,642	36,228	1,562	44,227
Debt securities classified as loans	–	183	–	–	–	15	–	198
Total loans	2,306	2,369	14,148	–	26,014	36,474	1,727	83,038
Securities purchased under reverse
repurchase agreements	–	1,993	–	–	–	–	–	1,993
Customers' liability under acceptances	–	–	–	–	–	1	–	1
Other assets1	10,148	1,668	–	–	–	–	–	11,816
Total assets	12,454	6,030	14,148	–	26,014	36,475	1,727	96,848
Off-balance sheet credit instruments	11	1,813	–	–	693	11,506	–	14,023
Total	$12,465	$7,843	$14,148	$–	$26,707	$47,981	$1,727	$110,871

					November 1, 2010
Loans
Residential mortgages	$52	$245	$8,123	$–	$1,525	$148	$2	$10,095
Consumer instalment and other personal	–	582	2,469	–	13,849	40	44	16,984
Credit card	–	–	–	–	916	–	18	934
Business and government	1,014	1,395	–	–	2,330	36,427	1,142	42,308
Debt securities classified as loans	–	284	–	–	–	19	–	303
Total loans	1,066	2,506	10,592	–	18,620	36,634	1,206	70,624
Securities purchased under reverse
repurchase agreements	–	2,040	–	–	–	–	–	2,040
Customers' liability under acceptances	–	–	–	–	–	5	–	5
Other assets1	35	1,063	–	–	–	–	–	1,098
Total assets	1,101	5,609	10,592	–	18,620	36,639	1,206	73,767
Off-balance sheet credit instruments	9	1,849	–	–	659	9,824	–	12,341
Total	$1,110	$7,458	$10,592	$–	$19,279	$46,463	$1,206	$86,108
1 Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel II Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank’s historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	91

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating
(millions of Canadian dollars)
		October 31, 2012
		Non-
	Investment	Investment	Watch and	Impaired/
	grade	grade	classified	defaulted	Total
Loans
Residential mortgages1	$107,374	$–	$–	$–	$107,374
Consumer instalment and other personal1	30,221	35	–	–	30,256
Business and government	23,590	21,979	679	162	46,410
Debt securities classified as loans	3,829	433	318	183	4,763
Total loans	165,014	22,447	997	345	188,803
Securities purchased under reverse repurchase agreements	64,026	3,174	–	–	67,200
Customers' liability under acceptances	3,584	3,576	51	10	7,221
Other assets2	18,148	39	–	–	18,187
Total assets	250,772	29,236	1,048	355	281,411
Off-balance sheet credit instruments	52,388	6,247	201	6	58,842
Total	$303,160	$35,483	$1,249	$361	$340,253

		October 31, 2011
Loans
Residential mortgages1	$103,327	$–	$–	$–	$103,327
Consumer instalment and other personal1	32,744	37	–	–	32,781
Business and government	22,708	19,282	677	117	42,784
Debt securities classified as loans	5,061	486	538	–	6,085
Total loans	163,840	19,805	1,215	117	184,977
Securities purchased under reverse repurchase agreements	51,033	3,955	–	–	54,988
Customers' liability under acceptances	3,866	3,867	79	2	7,814
Other assets2	10,092	98	10	–	10,200
Total assets	228,831	27,725	1,304	119	257,979
Off-balance sheet credit instruments	51,935	5,614	71	5	57,625
Total	$280,766	$33,339	$1,375	$124	$315,604

		November 1, 2010
Loans
Residential mortgages1	$96,371	$–	$–	$–	$96,371
Consumer instalment and other personal1	33,715	153	–	–	33,868
Business and government	17,610	16,668	719	224	35,221
Debt securities classified as loans	6,414	151	495	–	7,060
Total loans	154,110	16,972	1,214	224	172,520
Securities purchased under reverse repurchase agreements	42,146	6,359	113	–	48,618
Customers' liability under acceptances	3,948	3,699	101	4	7,752
Other assets2	18,684	4	1	–	18,689
Total assets	218,888	27,034	1,429	228	247,579
Off-balance sheet credit instruments	44,612	5,071	174	9	49,866
Total	$263,500	$32,105	$1,603	$237	$297,445
1	Includes Canada Mortgage and Housing Corporation (CMHC) insured exposures classified as sovereign exposure under Basel II and therefore included in the non-retail category under the AIRB approach.
2	Other assets include amounts due from banks and interest-bearing deposits with banks.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	92

Retail Financial Assets Subject to the AIRB Approach by Risk Rating1
(millions of Canadian dollars)
			October 31, 2012
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages2	$25,770	$15,508	$3,946	$1,541	$166	$46,931
Consumer instalment and other personal2	11,510	25,177	17,401	5,693	293	60,074
Credit card	970	2,282	2,894	1,720	59	7,925
Business and government3	334	2,349	2,349	1,187	75	6,294
Total loans	38,584	45,316	26,590	10,141	593	121,224
Off-balance sheet credit instruments	20,597	17,191	6,299	1,218	4	45,309
Total	$59,181	$62,507	$32,889	$11,359	$597	$166,533

			October 31, 2011
Loans
Residential mortgages2	$11,970	$17,554	$7,640	$1,671	$184	$39,019
Consumer instalment and other personal2	8,584	23,841	19,971	5,506	294	58,196
Credit card	892	2,212	2,887	1,857	62	7,910
Business and government3	259	2,190	2,241	1,370	73	6,133
Total loans	21,705	45,797	32,739	10,404	613	111,258
Off-balance sheet credit instruments	20,247	16,933	5,916	1,316	5	44,417
Total	$41,952	$62,730	$38,655	$11,720	$618	$155,675

			November 1, 2010
Loans
Residential mortgages2	$9,840	$12,659	$5,483	$1,578	$155	$29,715
Consumer instalment and other personal2	8,232	24,543	18,170	5,320	254	56,519
Credit card	714	2,012	2,848	2,301	61	7,936
Business and government3	218	1,944	2,088	1,355	71	5,676
Total loans	19,004	41,158	28,589	10,554	541	99,846
Off-balance sheet credit instruments	17,680	16,179	6,125	1,432	5	41,421
Total	$36,684	$57,337	$34,714	$11,986	$546	$141,267
1
Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated at fair value through profit or loss, which are carried at fair value on the Consolidated Balance Sheet.

2	Excludes CMHC insured exposures classified as sovereign exposure under Basel II and therefore included in the non-retail category under the AIRB approach.
3	Business and government loans in the retail portfolio include small business loans.

NOTE 33 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
The Bank’s objectives include:
•	To be an appropriately capitalized financial institution as determined by:
-	The Bank’s Risk Appetite Statement;
-	Capital requirements defined by relevant regulatory authorities; and,
-	The Bank’s internal assessment of capital requirements consistent with the Bank’s risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
-	Insulate the Bank from unexpected events;
-	Facilitate acquisitions; or,
-	Support business expansion.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

The Bank’s Total capital consists of two tiers of capital approved under OSFI’s regulatory capital guidelines.
Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit), 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios, 50% of substantial investments, 50% of investments in insurance subsidiaries and deductions from securitization investments.
Tier 2 capital includes items such as the collective allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios, 50% of substantial investments, 50% of investments in insurance subsidiaries and deductions from securitization investments.
For regulatory capital purposes, insurance subsidiaries continue to be deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and the Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	93

During the year ended October 31, 2012, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on the “International Convergence of Capital Measurement and Capital Standards – A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Current period calculations are based on IFRS while comparative calculations are based on Canadian GAAP. The Bank’s regulatory capital position as at October 31 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)
	October 31	October 31
	2012	2011	1
Tier 1 capital	$30,989	$28,503
Tier 1 capital ratio2	12.6%	13.0%
Total capital3	$38,595	$34,978
Total capital ratio4	15.7%	16.0%
Assets-to-capital multiple5	18.0	17.2
1	Calculated based on Canadian GAAP.
2	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
3	Total capital includes Tier 1 and Tier 2 capital.
4	Total capital ratio is calculated as Total capital divided by RWA.
5
The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.
OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. OSFI has also provided IFRS transitional provisions for the ACM, which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010 from the calculation of ACM. The IFRS transition adjustment for regulatory capital is the difference between adjusted net Tier 1 capital under Canadian GAAP and IFRS at October 31, 2011. In the absence of this election, the Company’s Tier 1 and Total capital would be $30.6 billion and $38.2 billion respectively, at October 31, 2012.

NOTE 34 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to credit, market and liquidity risks are an integral part of the 2012 Consolidated Financial Statements.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	94

NOTE 35 INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at October 31, 2012, the Bank’s reported investment in TD Ameritrade was 45.37% of the outstanding shares of TD Ameritrade with a fair value of $3,878 million (October 31, 2011 – $4,138 million) based on the closing price of US$15.69 (October 31, 2011 US$16.78) on the New York Stock Exchange.
During the year ended October 31, 2012, TD Ameritrade repurchased 7.4 million shares (for the year ended October 31, 2011 – 27.7 million shares) which increased the Bank’s ownership position in TD Ameritrade to 45.37% as at October 31, 2012 (October 31, 2011 – 44.96%). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s CEO and two independent directors of TD.
TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the year ended October 31, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEET1
(millions of Canadian dollars)
	September 30	September 30
	2012	2011
Assets
Receivables from brokers, dealers, and clearing organizations	$1,109	$831
Receivables from clients, net of allowance for doubtful accounts	8,638	8,032
Other assets	9,746	8,206
Total assets	$19,493	$17,069
Liabilities
Payable to brokers, dealers, and clearing organizations	$1,990	$1,704
Payable to clients	10,717	8,949
Other liabilities	2,366	2,314
Total liabilities	15,073	12,967
Stockholders’ equity2	4,420	4,102
Total liabilities and stockholders’ equity	$19,493	$17,069
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2
The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, intangibles and the cumulative translation adjustment.

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(millions of Canadian dollars)
	September 30	September 30
	2012	2011
Revenues
Net interest revenue	$452	$485
Fee-based and other revenue	2,209	2,240
Total revenues	2,661	2,725
Operating expenses
Employee compensation and benefits	695	667
Other	1,025	1,024
Total operating expenses	1,720	1,691
Other expense	28	31
Pre-tax income	913	1,003
Provision for income taxes	322	373
Net income1	$591	$630
Earnings per share – basic	$1.08	$1.11
Earning per share – diluted	$1.07	$1.09
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	95

NOTE 36 INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries of the Bank.

SIGNIFICANT SUBSIDIARIES1

Address of Head
North America	or Principal Office2	Description
CT Financial Assurance Company1	Toronto, Ontario	Insurance Company
Meloche Monnex Inc.	Montreal, Quebec	Holding Company providing management services to subsidiaries
Security National Insurance Company	Montreal, Quebec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity
TD Equipment Finance Canada Inc.	Oakville, Ontario	Financial Leasing Entity
TD Financing Services Home Inc.	Toronto, Ontario	Mortgage Lender
TD Financing Services Inc.1	Toronto, Ontario	Financial Services Entity
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer
TD Life Insurance Company	Toronto, Ontario	Insurance Company
TD Mortgage Corporation	Toronto, Ontario	Loan Company
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Loan Company
The Canada Trust Company	Toronto, Ontario	Trust Company
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker
TD US P & C Holdings ULC	Calgary, Alberta	Holding Company
TD Bank US Holding Company	Portland, Maine	Holding Company
Northgroup Sponsored Captive Insurance, Inc.	Burlington, Vermont	Insurance Company
TD Bank USA, National Association	Portland, Maine	U.S. National Bank
TD Bank, National Association	Wilmington, Delaware	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Leasing Entity
TD Private Client Wealth LLC	New York, New York	Brokerage Service Entity
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Vermillion Holdings ULC	Calgary, Alberta	Holding Company
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
Canada Trustco International Limited	St. Michael, Barbados	Intragroup Lending Company
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	Reinsurance Company
TD Reinsurance (Ireland) Limited	Dublin, Ireland	Reinsurance Company
Toronto Dominion International Inc.	St. Michael, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer
TDAM USA Inc.	Wilmington, Delaware	Investment Counselling and Portfolio Management
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Holdings II Inc.	New York, New York	Holding Company
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
International
Internaxx Bank S.A. 3	Luxembourg, Luxembourg	International Online Brokerage Services
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank
TD Ireland	Dublin, Ireland	Holding Company
TD Global Finance	Dublin, Ireland	Securities Dealer
TD Wealth Holdings (UK) Limited	Leeds, England	Holding Company
TD Direct Investing (Europe) Limited	Leeds, England	Discount Brokerage
TD Wealth Institutional Holdings (UK) Limited	Leeds, England	Holding Company
TDWCS LLP	Leeds, England	Stockbroking Service Provider
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer
Toronto Dominion Investments B.V.	London, England	Holding Company
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Merchant Bank
1
As at October 31, 2012 and October 31, 2011, the Bank, either directly or through its subsidiaries, owned 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of all the entities listed above, with the exception of: (i) CT Financial Assurance Company, where the Bank's interest was 99.9% as at October 31, 2011, and was 100% as at October 31, 2012; and (ii) TD Financing Services Inc., which was incorporated on November 16, 2011 as 2306061 Ontario Inc. and the name was changed to TD Financing Services Inc. on January 9, 2012. As at October 31, 2012, the Bank's interest was 100%.

2	Each subsidiary is incorporated or organized in the country in which its head or principal office is located.
3	Effective November 25, 2012, the name changed to “TD Bank International S.A”.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	96

Subsidiaries where the Bank owns 50 per cent or less of the Voting Rights
The Bank also consolidates certain subsidiaries where it owns 50 per cent or less of the voting rights. Most of those subsidiaries are special purpose entities (“SPEs”) that are sponsored by the Bank for a variety of purposes. These subsidiaries are not included in the ‘Significant Subsidiaries’ table above.

In the normal course of business, the Bank becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Bank’s involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities. Please refer to Note 9, Special Purpose Entities.

Investees where the Bank owns more than half of the Voting Rights
The Bank owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when
•	another investor has the power over more than half of the voting rights by virtue of an agreement with the Bank; or
•	another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement; or
•
another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Subsidiaries with significant restrictions to transfer funds
Certain of the Bank’s subsidiaries have restrictions on their ability to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. Reasons for the restrictions include, but are not limited to:
• Local regulatory capital and/or surplus adequacy requirements;
• Basel requirements under Pillar I and Pillar II;
• Local regulatory approval requirements; and
• Local corporate and/or securities laws.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	97

NOTE 37 CURRENT AND NON-CURRENT ASSETS AND LIABILITIES

The following tables present an analysis of each asset and liability line item based on remaining contractual maturity date (unless otherwise noted below) as at October 31, 2012 and October 31, 2011. Th~~e~~ analysis may differ from how the Bank manages it’s exposure to liquidity risk. Differences include (but are not limited to) such items as new business volumes, renewals of loans or deposits, and how actively customers exercise options.

Current and Non-Current Assets and Liabilities
(millions of Canadian dollars)
			October 31, 2012
	Maturity		No
	Within	After 1	Specific
	1 year	Year	Maturity	Total
Assets
Cash and due from banks	$3,436	$–	$–	$3,436
Interest-bearing deposits with banks	21,692	–	–	21,692
Trading loans, securities, and other	17,978	32,827	43,726	94,531
Derivatives	3,957	56,962	–	60,919
Financial assets designated at fair value through profit or loss	1,348	4,774	51	6,173
Available-for-sale securities	18,590	77,903	2,083	98,576
Securities purchased under reverse repurchase agreements	64,338	1,999	2,861	69,198
Loans1
Residential mortgages	72,185	99,987	–	172,172
Consumer instalments and other personal	19,064	23,773	75,090	117,927
Credit card	–	–	15,358	15,358
Business and government	39,182	43,093	18,766	101,041
Debt securities classified as loans	1,126	3,868	–	4,994
Total loans	131,557	170,721	109,214	411,492
Allowance for loan losses	–	–	(2,644)	(2,644)
Loans, net of allowance for loan losses	131,557	170,721	106,570	408,848
Customers’ liability under acceptances	7,223	–	–	7,223
Investment in TD Ameritrade	–	–	5,344	5,344
Goodwill	–	–	12,311	12,311
Other intangibles	–	2,217	–	2,217
Land, buildings, equipment, and other depreciable assets	–	4,402	–	4,402
Current income tax receivable	439	–	–	439
Deferred tax assets	189	348	346	883
Other assets2	13,224	183	1,507	14,914
	$283,971	$352,336	$174,799	$811,106
Liabilities
Trading deposits	$37,417	$1,357	$–	$38,774
Derivatives	5,403	59,594	–	64,997
Securitization liabilities at fair value	6,759	18,173	392	25,324
Other financial liabilities designated at fair value through profit or loss	15	2	–	17
Deposits
Personal	40,453	26,849	224,457	291,759
Banks	10,846	52	4,059	14,957
Business and Government	45,572	22,230	113,236	181,038
Total deposits	96,871	49,131	341,752	487,754
Acceptances	7,223	–	–	7,223
Obligations related to securities sold short	8,402	16,813	8,220	33,435
Obligations related to securities sold under repurchase agreements	34,557	48	4,211	38,816
Securitization liabilities at amortized cost1	11,863	14,233	94	26,190
Provisions	–	–	656	656
Current income tax payable	167	–	–	167
Deferred tax liabilities	41	157	129	327
Other liabilities3	19,099	2,944	2,815	24,858
Subordinated notes and debentures4	3,342	7,976	–	11,318
Liability for preferred shares	–	26	–	26
Liability for capital trust securities5	–	1,874	350	2,224
	$231,159	$172,328	$358,619	$762,106
1	Based on timing of contractual principal repayments.
2	For detailed breakdown, please refer to Note 14.
3	For detailed breakdown, please refer to Note 16.
4	Subsequent to year-end, on November 1, 2012, the Bank redeemed all of its outstanding 5.38% subordinated notes due November 1, 2017.
5	Subsequent to year-end, on November 30, 2012, Trust II announced its intention to redeem all of the outstanding TD CaTS II on December 31, 2012. See Note 19 for more details.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	98

Current and Non-Current Assets and Liabilities
(millions of Canadian dollars)
			October 31, 2011
	Maturity		No
	Within	After 1	Specific
	1 year	Year	Maturity	Total
Assets
Cash and due from banks	$3,096	$–	$–	$3,096
Interest-bearing deposits with banks	21,016	–	–	21,016
Trading loans, securities, and other	17,872	25,310	30,171	73,353
Derivatives	9,383	50,462	–	59,845
Financial assets designated at fair value through profit or loss	786	3,423	27	4,236
Available-for-sale securities	21,909	69,572	2,039	93,520
Securities purchased under reverse repurchase agreements	53,311	1,993	1,677	56,981
Loans1
Residential mortgages	83,402	72,069	–	155,471
Consumer instalments and other personal	29,523	24,229	61,637	115,389
Credit card	–	–	8,986	8,986
Business and government	39,745	35,440	17,959	93,144
Debt securities classified as loans	1,296	5,215	–	6,511
Total loans	153,966	136,953	88,582	379,501
Allowance for loan losses	–	–	(2,314)	(2,314)
Loans, net of allowance for loan losses	153,966	136,953	86,268	377,187
Customers’ liability under acceptances	7,815	–	–	7,815
Investment in TD Ameritrade	–	–	5,159	5,159
Goodwill	–	–	12,257	12,257
Other intangibles	–	1,844	–	1,844
Land, buildings, equipment, and other depreciable assets	–	4,083	–	4,083
Current income tax receivable	288	–	–	288
Deferred tax assets	352	578	266	1,196
Other assets2	12,197	121	1,299	13,617
	$301,991	$294,339	$139,163	$735,493
Liabilities
Trading deposits	$28,214	$1,399	$–	$29,613
Derivatives	9,894	51,821	–	61,715
Securitization liabilities at fair value	976	26,749	–	27,725
Other financial liabilities designated at fair value through profit or loss	27	5	–	32
Deposits
Personal	42,127	27,083	199,493	268,703
Banks	7,056	46	4,557	11,659
Business and Government	37,717	24,718	106,631	169,066
Total deposits	86,900	51,847	310,681	449,428
Acceptances	7,815	–	–	7,815
Obligations related to securities sold short	8,855	9,040	5,722	23,617
Obligations related to securities sold under repurchase agreements	25,747	–	244	25,991
Securitization liabilities at amortized cost1	1,408	24,646	–	26,054
Provisions	–	–	536	536
Current income tax payable	167	–	–	167
Deferred tax liabilities	13	439	122	574
Other liabilities3	19,899	1,837	2,682	24,418
Subordinated notes and debentures	2,668	8,875	–	11,543
Liability for preferred shares	5	27	–	32
Liability for capital trust securities	–	1,872	357	2,229
	$192,588	$178,557	$320,344	$691,489
1	Based on timing of contractual principal repayments.
2	For detailed breakdown, please refer to Note 14.
3	For detailed breakdown, please refer to Note 16.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	99

NOTE 38 TRANSITION TO IFRS

The Bank adopted IFRS effective November 1, 2011. Prior to the adoption of IFRS, the Bank prepared its Consolidated Financial Statements in accordance with Canadian GAAP. The Bank prepared its opening IFRS Consolidated Balance Sheet as at November 1, 2010, the date of transition to IFRS which forms the starting point for the Bank’s financial reporting under IFRS. These Consolidated Financial Statements have been prepared in accordance with the accounting policies described in Note 2.
In preparing these Consolidated Financial Statements, the Bank has applied the requirements of IFRS 1 including full retrospective application of IFRS effective for the Bank on adoption unless otherwise indicated below where certain mandatory exceptions were followed or certain elective exemptions were taken. The relevant mandatory exceptions include:
•	Derecognition of Financial Instruments (Securitizations)
•	Hedge Accounting

The elective exemptions taken by the Bank include:
•	Employee Benefits
•	Business Combinations
•	Designation of Financial Instruments
•	Cumulative Translation Adjustments

All other adjustments below relate to differences between Canadian GAAP and IFRS. The Bank’s estimates under IFRS are consistent with estimates previously made under Canadian GAAP at the same date, after adjusting for differences in accounting policies.

1. OPENING BALANCE SHEET RECONCILIATIONS FROM CANADIAN GAAP TO IFRS
a) Equity Reconciliation
The following table is a reconciliation of the Bank’s equity, previously reported in accordance with Canadian GAAP, to its equity in accordance with IFRS, as at November 1, 2010.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS
(millions of Canadian dollars)		November 1
	Section	2010
Equity under Canadian GAAP1		$42,302
Effect of transition to IFRS
Mandatory exception under IFRS 1:
Derecognition of financial instruments (securitizations)	3(a)	(415)
Hedge accounting	3(b)	–
		(415)
Elective exemptions under IFRS 1:
Employee benefits	3(c)(i)	(820)
Business combinations	3(d)	(2,180)
Designation of financial instruments	3(e)	165
Currency translation differences	3(f)	–
		(2,835)
Other adjustments:
Loan origination costs	3(g)	(391)
Consolidation	3(h)	(82)
Employee benefits	3(c)(ii)	(77)
Share-based payments	3(i)	(107)
Income taxes2	3(j)	(72)
Equity securities classified as available-for-sale with no quoted market price	3(k)	90
Currency translation differences	3(l)	(47)
Other	3(m)	13
		(673)
Presentation differences:
Non-controlling interests in subsidiaries	3(n)	1,493
Total effect of transition to IFRS		(2,430)
Equity under IFRS		$39,872
1	‘Equity’ was referred to as ‘Shareholders’ Equity’ under Canadian GAAP and did not include non-controlling interests in subsidiaries.
2	Income taxes relates to all IAS 12, Income Taxes adjustments. All other adjustments are net of income taxes.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	100

b) Opening Balance Sheet by Financial Statement Line Item
The following is a reconciliation of the Bank’s opening balance sheet from Canadian GAAP to IFRS.

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS
(millions of Canadian dollars)
							November 1, 2010
		Effect of Transition to IFRS1
		Mandatory	Elective
		Exceptions	Exemptions	Other	Presentation
Canadian GAAP		under IFRS 1	under IFRS 1	Adjustments	Changes2		IFRS
ASSETS							ASSETS
Cash and due from banks	$2,574	–	–	–	–	$2,574	Cash and due from banks
Interest-bearing deposits							Interest-bearing deposits
with banks	19,136	–	–	–	–	19,136	with banks
	21,710	–	–	–	–	21,710
Securities
Trading	59,542	5,494	–	(795)	(546)	63,695	Trading loans, securities and other
	–	–	–	–	51,470	51,470	Derivatives2
							Financial assets designated at fair value
	–	(918)	–	–	3,068	2,150	through profit or loss
Available-for-sale	102,355	(25,727)	9,936	123	–	86,687	Available-for-sale securities
Held-to-maturity	9,715	–	(9,715)	–	–	–
	171,612	(21,151)	221	(672)	53,992	204,002
Securities purchased under							Securities purchased under
reverse repurchase agreements	50,658	–	–	–	–	50,658	reverse repurchase agreements
Loans							Loans
Residential mortgages	71,482	65,211	22	(384)	(150)	136,181	Residential mortgages
Consumer instalment and other personal	100,821	–	–	6,550	–	107,371	Consumer instalment and other personal
Credit card	8,870	–	–	–	–	8,870	Credit card
Business and government	83,398	–	–	(70)	(123)	83,205	Business and government
Debt securities classified as loans	7,591	–	–	–	–	7,591	Debt securities classified as loans
	272,162	65,211	22	6,096	(273)	343,218
Allowance for loan losses	(2,309)	–	–	–	–	(2,309)	Allowance for loan losses
Loans, net of allowance for loan losses	269,853	65,211	22	6,096	(273)	340,909	Loans, net of allowance for loan losses
Other							Other
Customers’ liability under acceptances	7,757	–	–	–	–	7,757	Customers’ liability under acceptances
Investment in TD Ameritrade	5,485	–	–	(47)	–	5,438	Investment in TD Ameritrade
Derivatives2	51,675	(220)	–	15	(51,470)	–
Goodwill	14,460	–	(2,147)	–	–	12,313	Goodwill
Other intangibles	2,093	–	(289)	–	–	1,804	Intangibles
Land, buildings							Land, buildings, equipment, and other
and equipment	4,247	–	2	–	–	4,249	depreciable assets
Current tax receivable	–	–	–	–	623	623	Current income tax receivable
Future income tax assets	–	299	297	249	200	1,045	Deferred tax assets
Other assets	19,995	656	(829)	(199)	(2,722)	16,901	Other assets
	105,712	735	(2,966)	18	(53,369)	50,130
Total assets	$619,545	44,795	(2,723)	5,442	350	$667,409	Total assets
1	Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.
2	Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	101

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS
(millions of Canadian dollars)
						November 1, 2010
		Effect of Transition to IFRS1
		Mandatory	Elective
		Exceptions	Exemptions	Other	Presentation
Canadian GAAP		under IFRS 1	under IFRS 1	Adjustments	Changes2		IFRS
LIABILITIES							LIABILITIES
	$–	–	–	–	22,991	$22,991	Trading deposits3
	–	–	–	–	52,552	52,552	Derivatives3
	–	27,256	–	–	–	27,256	Securitization liabilities at fair value
							Financial liabilities designated at
	–	–	–	31	–	31	fair value through profit or loss
	–	27,256	–	31	75,543	102,830
Deposits							Deposits
Personal	249,251	–	–	–	–	249,251	Personal
Banks	12,508	–	–	(7)	–	12,501	Banks
Business and government	145,221	–	–	(2,100)	–	143,121	Business and government
Trading3	22,991	–	–	–	(22,991)	–
	429,971	–	–	(2,107)	(22,991)	404,873
Other							Other
Acceptances	7,757	–	–	–	–	7,757	Acceptances
Obligations related to securities							Obligations related to securities
sold short	23,695	–	–	(4)	–	23,691	sold short
Obligations related to securities sold							Obligations related to securities sold
under repurchase agreements	25,426	(3,235)	–	–	–	22,191	under repurchase agreements
Derivatives3	53,685	(1,101)	–	(32)	(52,552)	–
							Securitization liabilities at
	–	23,078	–	–	–	23,078	amortized cost
	–	–	–	–	440	440	Provisions
Current income tax payable	352	63	–	3	623	1,041	Current income tax payable
Future income tax liabilities	460	77	(45)	79	200	771	Deferred tax liabilities
Other liabilities	21,316	(928)	159	6,056	(913)	25,690	Other liabilities
	132,691	17,954	114	6,102	(52,202)	104,659
Subordinated notes							Subordinated notes
and debentures	12,506	–	(2)	(255)	–	12,249	and debentures
Liability for preferred shares	582	–	–	–	–	582	Liability for preferred shares
Liability for capital							Liability for capital
trust securities	–	–	–	2,344	–	2,344	trust securities
Non-controlling interests
in subsidiaries3	1,493	–	–	–	(1,493)	–
Total liabilities including
non-controlling interest	577,243	45,210	112	6,115	(1,143)	627,537	Total liabilities

SHAREHOLDERS' EQUITY							EQUITY
Common Shares	16,730	–	(926)	–	–	15,804	Common shares
Preferred shares	3,395	–	–	–	–	3,395	Preferred shares
Treasury shares – common	(91)	–	–	–	–	(91)	Treasury shares – common
Treasury shares – preferred	(1)	–	–	–	–	(1)	Treasury shares – preferred
Contributed surplus	305	–	(85)	15	–	235	Contributed surplus
Retained earnings2	20,959	(513)	(4,936)	(729)	–	14,781	Retained earnings
Accumulated other comprehensive							Accumulated other comprehensive
income (loss)2	1,005	98	3,112	41	–	4,256	income (loss)
	42,302	(415)	(2,835)	(673)	–	38,379
	–	–	–	–	1,493	1,493	Non-controlling interests in subsidiaries3
Total shareholders' equity	42,302	(415)	(2,835)	(673)	1,493	39,872	Total equity
Total liabilities and
Shareholders' equity	$619,545	44,795	(2,723)	5,442	350	$667,409	Total liabilities and equity
1	Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.
2
Included in the elective exemptions under IFRS 1 are adjustments related to the Bank’s election for cumulative translation differences of $2,947 million. As discussed in Note 38.3(f), this adjustment has no resulting net impact on equity.

3	Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

2. RECONCILIATION OF ADDITIONAL PERIODS FROM CANADIAN GAAP TO IFRS
a) Equity Reconciliation as at October 31, 2011
The following is a reconciliation of the Bank’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS as at October 31, 2011 by type of adjustment.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	102

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS
(millions of Canadian dollars)
		October 31
	Section	2011
Equity under Canadian GAAP1		$46,852
Effect of transition to IFRS
Mandatory exception under IFRS 1:
Derecognition of financial instruments (securitizations)	3(a)	(568)
Hedge accounting	3(b)	(12)
		(580)
Elective exemption under IFRS 1:
Employee benefits	3(c)(i)	(748)
Business combinations	3(d)	(2,153)
Designation of financial instruments	3(e)	170
Currency translation differences	3(f)	–
		(2,731)
Other adjustments:
Loan origination costs	3(g)	(356)
Consolidation	3(h)	(90)
Employee benefits	3(c)(ii)	(77)
Share-based payments	3(i)	(110)
Income taxes2	3(j)	(81)
Equity securities classified as available-for-sale with no quoted market price	3(k)	89
Currency translation differences	3(l)	(265)
Other	3(m)	(130)
		(1,020)
Presentation differences:
Non-controlling interests in subsidiaries	3(n)	1,483
Total effect of transition to IFRS		$(2,848)
Equity under IFRS		$44,004
1	’Equity’ was referred to as ‘Shareholders’ Equity’ under Canadian GAAP and did not include non-controlling interests in subsidiaries.
2	Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

b) Net Income for the Year Ended October 31, 2011
The following is a reconciliation of the Bank’s net income reported in accordance with Canadian GAAP to its net income under IFRS for the year ended October 31, 2011.

Reconciliation of Net Income from Canadian GAAP to IFRS
(millions of Canadian dollars)	For the year ended
October 31, 2011
Net income under Canadian GAAP	$5,889
Effect of transition to IFRS
IFRS adjustments:
Derecognition of financial instruments (securitizations)	38
Employee benefits	70
Business combinations	(19)
Loan origination costs	16
Share-based payments	(13)
Other	(40)
52
Presentation differences:
Non-controlling interests in subsidiaries	104
Total effect of transition to IFRS	$156
Net income under IFRS	$6,045

c) Comprehensive Income for the Year Ended October 31, 2011
The following is a reconciliation of the Bank’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the year ended October 31, 2011.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	103

Reconciliation of Consolidated Comprehensive Income from Canadian GAAP to IFRS by Line Item
(millions of Canadian dollars)			For the year ended
			October 31, 2011
		Effect of Transition to IFRS
	Canadian		Presentation
	GAAP	Adjustments	Changes	IFRS
Net income1	$5,889	$52	$104	$6,045
Other comprehensive income (loss), net of income taxes
Change in unrealized gains on available-for-sale securities	(172)	(158)	84	(246)
Reclassification to earnings of net losses in respect of available-for-sale securities	(92)	(30)	–	(122)
Net change in unrealized foreign currency translation gains (losses) on
investments in foreign operations	(298)	(166)	(332)	(796)
Net foreign currency translation gains (losses) from hedging activities	–	–	332	332
Change in net gains (losses) on derivatives designated as cash flow hedges	801	(58)	(103)	640
Reclassification to earnings of net gains on cash flow hedges	(708)	(49)	19	(738)
Other comprehensive income (loss) for the period	(469)	(461)	–	(930)
Comprehensive income (loss) for the period	$5,420	$(409)	$104	$5,115
Attributable to:
Preferred shareholders	$180	$–	$–	$180
Common shareholders	5,240	(409)	–	4,831
Non-controlling interests	–	–	104	104
1	See ‘Reconciliation of Net Income from Canadian GAAP to IFRS’ table in this note.

3. DESCRIPTION OF SIGNIFICANT MEASUREMENT AND PRESENTATION DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS
Set forth below are the Bank’s key differences between Canadian GAAP and IFRS, including elections and financial statement presentation changes.

(a) Derecognition of Financial Instruments (Securitizations): Mandatory Exception
The Bank has elected to apply the derecognition provisions of IAS 39, Financial Instruments: Recognition and Measurement, on a retrospective basis for transactions occurring on or after January 1, 2004. In accordance with an OSFI statement issued February 2011, transactions occurring before January 1, 2004 were not adjusted upon transition to IFRS pursuant to IFRS 1. IFRS 1 permits the Bank to apply the derecognition provisions of IAS 39 to all transactions occurring before a date of the Bank’s choosing, provided the information required to apply IAS 39 was obtained at the time of initially accounting for those transactions.
Under Canadian GAAP, the Bank derecognized financial assets that were transferred in a securitization to an SPE when control over the financial assets was transferred to third parties and consideration other than a beneficial interest in the transferred assets was received. A gain or loss on sale of the financial assets was recognized immediately in other income after the effects of hedges on the financial assets sold, if applicable. For transfers of certain mortgage backed securities (MBS) under the Canada Mortgage and Housing Corporation (CMHC) Canada Mortgage Bond (CMB) Program to the Canada Housing Trust (CHT), the Bank also enters into a seller swap with CHT. Under the seller swap agreement the Bank receives MBS interests and agrees to pay CMB interests to CHT. This seller swap was recorded as a derivative under Canadian GAAP at the time of sale. The seller swap agreement also requires the Bank to establish a segregated account for reinvestment (the “Principal Reinvestment Account” or “PRA”) of any payments it receives that constitutes principal repayment in order to meet the principal repayment obligation upon the maturity of the CMBs. This repayment of principal is reinvested in certain trust permitted investments determined by the Bank. Under Canadian GAAP, the financial assets transferred under the CMHC program to CHT qualified as sales and were derecognized from the Bank’s Consolidated Balance Sheet.
Under Canadian GAAP, where the Bank securitized mortgages with CMHC and received an MBS but had not sold the MBS to a third party, the resulting security remained on the Bank’s Consolidated Balance Sheet and was classified as available-for-sale.
Under IFRS, the Bank derecognizes a financial asset where the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset but assumes an obligation to pay those cash flows to a third party subject to certain criteria.
When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial assets have been retained, the Bank continues to recognize the asset and the transfer is accounted for as a secured borrowing transaction. If substantially all the risks and rewards of ownership of the financial assets have been transferred, the Bank will derecognize the asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer.
If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Bank derecognizes the asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.
As a result of the differences between Canadian GAAP and IFRS, most transfers of securitized financial assets that previously qualified for derecognition under Canadian GAAP, will no longer qualify for derecognition under IFRS. For example, certain transfers of MBS under the CMHC CMB Program to CHT will not qualify for derecognition. These transfers will be accounted for as secured borrowing transactions under IFRS resulting in the recognition of securitization liabilities for the proceeds received on the Bank’s Consolidated Balance Sheet. This difference in accounting under IFRS has resulted in the following adjustments to the Bank’s IFRS Consolidated Financial Statements:
•
Securitized mortgages which were off-balance sheet under Canadian GAAP have been recognized on the Bank’s Consolidated Balance Sheet, resulting in an increase in residential loans, an increase in trading loans, and a decrease in retained interests.

•
Securitization liabilities not previously required under Canadian GAAP have been recognized on the Bank’s Consolidated Balance Sheet, resulting in an increase in securitization liabilities at amortized cost and securitization liabilities at fair value.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	104

•
The seller swap previously recorded under Canadian GAAP, no longer exists under IFRS, as the payable portion of the swap is captured as part of the securitization liabilities recognized under IFRS. Similarly, the receivable portion of the swap is captured as part of securitized mortgages recognized on the Consolidated Balance Sheet under IFRS. The derecognition of the seller swap upon transition results in a reduction of derivative assets or derivative liabilities on the Bank’s Consolidated Balance Sheet.

•
The Bank will no longer record securitization gains or losses upon the transfer of financial assets that fail derecognition. Gains and losses relating to assets recorded on the Bank’s Consolidated Balance Sheet on transition have been reversed. Certain transaction costs that were previously recorded as part of securitization gains or losses have been capitalized against securitization liabilities.

•	Retained earnings have increased as a result of interest income earned on securitized mortgages which have been recognized on the Bank’s Consolidated Balance Sheet under IFRS.
•	Retained earnings have decreased as a result of interest expense recorded relating to securitization liabilities which have been recognized on the Bank’s Consolidated Balance Sheet under IFRS.
•
Under IFRS, assets transferred to the PRA account no longer qualifies for derecognition as the Bank maintains the risk and rewards of ownership of those financial assets. These assets have been recognized on the Bank’s Consolidated Balance Sheet resulting in an increase to residential loans, an increase to trading assets, and a decrease to obligation related to securities sold under repurchase agreements.

•
Where the Bank has securitized mortgages with CMHC and has received an MBS but has not sold the MBS to a third party, the MBS remains on the Bank’s Consolidated Balance Sheet as a mortgage. As a result, upon transition to IFRS, available-for-sale securities have decreased and residential mortgages have increased.

The total impact to the Bank’s IFRS opening Consolidated Balance Sheet is disclosed in the table below:

Derecognition of Financial Instruments
(millions of Canadian dollars)
November 1, 2010
Increase/(decrease) in assets:
Trading loans, securities and other	$5,494
Derivatives	(220)
Financial assets designated at fair value through profit or loss	(918)
Available-for-sale securities	(25,727)
Loans – residential mortgages	65,211
Deferred tax assets	299
Other assets	656
(Increase)/decrease in liabilities:
Securitization liabilities at fair value	(27,256)
Derivatives	1,101
Obligations related to securities sold under repurchase agreements	3,235
Securitization liabilities at amortized cost	(23,078)
Current income tax payable	(63)
Deferred tax liabilities	(77)
Other liabilities	928
Increase/(decrease) in equity	$(415)

The total impact to the Bank’s opening equity was a decrease of $415 million, comprised of an increase to accumulated other comprehensive income of $25 million and a decrease to retained earnings of $440 million.

(b) Hedge Accounting: Mandatory Exception
Hedge accounting can only be applied to hedging relationships that meet the IFRS hedge accounting criteria upon transition to IFRS. All hedging relationships that qualify for hedge accounting under IFRS have been documented on the transition date.
Under Canadian GAAP, where a purchased option is a hedging instrument in a designated cash flow hedge accounting relationship, the assessment of effectiveness may be based on the option’s terminal value and where certain circumstances are met, an entity can assume no ineffectiveness and the entire change in fair value of the option can be recognized in accumulated other comprehensive income. Under IFRS, an entity must specifically indicate whether the time value is included or excluded from a hedging relationship and must assess the option for effectiveness. If the time value of the option is excluded, changes in the options fair value due to time value are recognized directly in earnings. At transition date, where options were designated in cash flow hedge accounting relationships, the Bank excluded the changes in fair value of the option due to time value from the hedging relationship. The impact to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to accumulated other comprehensive income of $73 million, and a decrease in opening retained earnings of $73 million.

(c) Employee Benefits
i) Employee Benefits: Elective Exemption
The Bank has elected to recognize unamortized actuarial gains or losses in its IFRS opening retained earnings. The impact of this election to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $933 million, an increase to deferred tax assets of $309 million, an increase to other liabilities of $196 million, and a decrease to opening retained earnings of $820 million.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	105

ii) Employee Benefits: Other Differences between Canadian GAAP and IFRS
Measurement Date
Under Canadian GAAP, the defined benefit obligation and plan assets may be measured up to three months prior to the date of the financial statements as long as the measurement date is applied consistently. Under Canadian GAAP, the Bank measured the obligation and assets of its principal pension and non-pension post-retirement benefit plans as at July 31.
IFRS requires that valuations be performed with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from amounts that would be determined at the end of the reporting period. Under IFRS, the Bank will measure the assets and obligations of all defined benefit plans as at October 31.

Defined Benefit Plans – Plan Amendment Costs
Canadian GAAP does not differentiate between accounting for the vested and unvested cost of plan amendments, deferring and amortizing both over the expected average remaining service life of active plan members.
Under IFRS, the cost of plan amendments is recognized immediately in income if it relates to vested benefits; otherwise, they are recognized over the remaining vesting period.

Defined Benefit Plans – Asset Ceiling Test
Under Canadian GAAP, when a defined benefit plan gives rise to a prepaid pension asset, a valuation allowance is recognized for any excess of the prepaid pension asset over the expected future benefits expected to be realized by the Bank.
Under IFRS, the prepaid pension asset is subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays.
In addition, under Canadian GAAP, the Bank was not required to recognize regulatory funding deficits. Under IFRS, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate any regulatory funding deficits related to its defined benefit plans.

Defined Benefit Plans – Attributing Benefits to Periods of Service
Under Canadian GAAP, for a defined benefit plan other than a pension plan, the obligation for employee future benefits should be attributed on a straight-line basis to each year of service in the attribution period unless the plan formula attributes a significantly higher level of benefits to employees’ early years of service. Under those circumstances, the obligation should be attributed based on the plan’s benefit formula.
IFRS requires that benefits be attributed to periods of service either under the plan benefit formula or on a straight-line basis from the date when service first leads to benefits to the date when further service will lead to no material amount of further benefits, other than from further salary increases. For the Bank’s principal non-pension post-retirement plan, benefits are not earned until certain criteria are met. As a result, the attribution period will be shorter under IFRS, resulting in a reduction in the accrued benefit liability on transition to IFRS.
The impact of these other employee benefit differences between Canadian GAAP and IFRS to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $95 million, an increase to deferred tax assets of $26 million, an increase to other liabilities of $8 million, and a decrease to opening retained earnings of $77 million.

(d) Business Combinations: Elective Exemption
As permitted under IFRS transition rules, the Bank has applied IFRS 3, Business Combinations (IFRS 3) (revised 2008), to all business combinations occurring on or after January 1, 2007. Certain differences exist between IFRS and Canadian GAAP in the determination of the purchase price allocation. The most significant differences are described below.
Under Canadian GAAP, an investment in a subsidiary which is acquired through two or more purchases is commonly referred to as a “step acquisition”. Each transaction is accounted for as a step-by-step purchase, and is recognized at the fair value of the net assets acquired at each step. Under IFRS, the accounting for step acquisitions differs depending on whether a change in control occurs. If a change in control occurs, the acquirer remeasures any previously held equity investment at its acquisition-date fair value and recognizes any resulting gain or loss in the Consolidated Statement of Income. Any transactions subsequent to obtaining control are recognized as equity transactions.
Under Canadian GAAP, shares issued as consideration are measured at the market price over a reasonable time period before and after the date the terms of the business combination are agreed upon and announced. Under IFRS, shares issued as consideration are measured at their market price on the closing date of the acquisition.
Under Canadian GAAP, an acquirer’s restructuring costs to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation. Under IFRS, these costs are generally expensed as incurred and not included in the purchase price allocation.
Under Canadian GAAP, costs directly related to the acquisition (i.e., finders fees, advisory, legal, etc.) are included in the purchase price allocation. Under IFRS, these costs are expensed as incurred and not included in the purchase price allocation.
Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated at the date of acquisition and the outcome is determinable beyond reasonable doubt. Under IFRS, contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as events and circumstances change in the Consolidated Statement of Income.
   The impact of the differences between Canadian GAAP and IFRS to the Bank’s IFRS opening Consolidated Balance Sheet is disclosed in the table below.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	106

Business Combinations: Elective Exemption
(millions of Canadian dollars)
November 1, 2010
Increase/(decrease) in assets:
Available-for-sale securities	$(1)
Goodwill	(2,147)
Loans – residential mortgages	22
Intangibles	(289)
Land, buildings, equipment, and other depreciable assets	2
Deferred tax assets	(12)
Other assets	104
(Increase)/decrease in liabilities:
Deferred tax liabilities	102
Other liabilities	37
Subordinated notes and debentures	2
Increase/(decrease) in equity	$(2,180)

The total impact of business combination elections to the Bank’s IFRS opening equity was a decrease of $2,180 million, comprised of a decrease to common shares of $926 million, a decrease to contributed surplus of $85 million and a decrease to retained earnings of $1,169 million.

(e) Designation of Financial Instruments: Elective Exemption
Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS provided the asset or liability meets certain criteria specified under IFRS at that date.
The Bank has designated certain held-to-maturity financial assets as available-for-sale financial assets. The impact of this designation on the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to available-for-sale securities of $9,937 million, a decrease to held-to-maturity securities of $9,715 million, an increase to deferred tax liabilities of $57 million, and an increase to opening equity of $165 million. The total impact to the Bank’s opening equity comprised of an increase to accumulated other comprehensive income of $165 million and no impact to retained earnings.

(f) Cumulative Translation Adjustments: Elective Exemption
The Bank has elected to reclassify all cumulative translation differences, on its foreign operations net of hedging activities which were recorded in accumulated other comprehensive income to retained earnings on transition. As a result, the Bank has reclassified the entire balance of cumulative translation losses at transition date of $2,947 million from accumulated other comprehensive income into retained earnings, with no resulting impact on equity.

(g) Loan Origination Costs: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, costs that are directly attributable to the origination of a loan, which include commitment costs, were deferred and recognized as an adjustment to the loan yield over the expected life of the loan using the effective interest rate method. Under IFRS, loan origination costs must be both directly attributable and incremental to the loan origination in order to be deferred and amortized and recognized as a yield adjustment over the expected life of the loan. On transition to IFRS certain costs that were previously permitted to be deferred under Canadian GAAP have been expensed into opening retained earnings as they are not considered to be incremental to the loan origination. The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to loans of $458 million and other assets of $88 million, an increase to deferred tax assets of $155 million, and a decrease to opening retained earnings of $391 million.

(h) Consolidation: Other differences between Canadian GAAP and IFRS
The control and consolidation of an entity is evaluated under Canadian GAAP using two different models. The variable interest model applies when an entity holds a variable interest in a variable interest entity (VIE). If an entity is not a VIE, consolidation is assessed under the voting interest model, where voting rights or governance provisions will determine which party consolidates the entity. In addition, entities that are structured to meet specific characteristics such as Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation guidance.
IFRS guidance on consolidation is based on the principles of control. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The power of control can be obvious, for example, through the holding of a majority of voting rights. When control is not apparent, such as when the entity is a SPE, consolidation is based on an overall assessment of all the relevant facts, including an assessment of risks and rewards. Typically, the party with the majority of rewards or exposure to the residual risk must consolidate the entity. In contrast to Canadian GAAP, there is no such concept as a QSPE.
Under IFRS, the Bank must consolidate certain entities that are not consolidated under Canadian GAAP, including certain former QSPEs and various capital structures. Consolidation of any previously unconsolidated entities have resulted in increased assets, liabilities, and non-controlling interest, as disclosed in the table below.

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Consolidation: Other Adjustments
(millions of Canadian dollars)
November 1, 2010
Increase/(decrease) in assets:
Trading loans, securities and other	$(795)
Derivatives	15
Available-for-sale securities	(5)
Loans – consumer instalment and other personal	6,554
Deferred tax assets	21
Other assets	(9)
(Increase)/decrease in liabilities:
Derivatives	1
Deposits – banks	7
Deposits – business and government	2,100
Obligations related to securities sold short	4
Current tax payable	3
Other liabilities	(5,889)
Subordinated notes and debentures	255
Liability for capital trust securities	(2,344)
Increase/(decrease) in equity	$(82)

As noted in the table above, the total impact to the Bank’s opening equity was a decrease of $82 million, comprised of a decrease to contributed surplus of $1 million and a decrease to retained earnings of $81 million.

(i) Share-based Payments: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, the cost of share-based payments was recognized from the date awards were granted over the service period required for employees to become fully entitled to the award.
Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This includes a period prior to the grant date where employees are considered to have provided service in respect of the awards during that period. Under Canadian GAAP, the Bank did not recognize an expense prior to the grant date.
The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $44 million, an increase to other liabilities of $151 million, and a decrease to opening equity of $107 million. The total impact to the Bank’s opening equity comprised of an increase to contributed surplus of $16 million, a decrease to accumulated other comprehensive income of $10 million and a decrease to retained earnings of $113 million.
Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2, Share-based Payment (IFRS 2), to liabilities arising from share-based payment transactions that were settled before the transition date and to equity instruments that were unvested at transition. The Bank has taken this exemption and has not applied IFRS 2 to liabilities settled prior to the transition date or to equity instruments which were vested at November 1, 2010.

(j) Income Taxes: Other Differences between Canadian GAAP and IFRS
Income tax related adjustments result from differences in accounting for income taxes between Canadian GAAP and IFRS income tax accounting standards as well as the tax impact of all other transitional adjustments.

Adjustments Related to Income Tax Accounting Standard Differences
Under Canadian GAAP, the deferred tax liability related to the Bank’s investments in associates is calculated based on the presumption that temporary differences will reverse through disposition unless there is persuasive evidence that it will be reversed through the receipt of dividends.
Under IFRS, unless there is evidence that the investment will be disposed of in the foreseeable future, the deferred tax liability on such temporary differences is calculated on the basis that it will be recovered through the receipt of dividends.
The impact of all income tax accounting standard differences to the Bank’s Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $1 million, an increase to deferred tax liabilities of $73 million, and a decrease to opening equity of $72 million. The total impact to the Bank’s opening equity comprised of an increase to accumulated other comprehensive income of $6 million and a decrease to retained earnings of $78 million.

Income Tax Effect of Other Adjustments Between Canadian GAAP and IFRS
Differences for income taxes include the effect of recording, where applicable, the deferred tax effect on the transition adjustment between Canadian GAAP and IFRS. The impact to the Bank’s Consolidated Balance Sheet is disclosed with the related IFRS difference throughout this note.

(k) Securities Classified as Available-for-Sale: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, equity securities that are classified as available-for-sale and do not have a quoted market price are recorded at cost. Under IFRS, these equity securities are recorded at fair value when there is a reliable fair value.
The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to available-for-sale securities of $128 million, an increase to deferred tax liabilities of $38 million, and an increase to opening equity of $90 million. The total impact to the Bank’s opening equity comprised of an increase in accumulated other comprehensive income of $90 million and no impact to retained earnings.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	108

(l) Foreign Exchange Related to TD Ameritrade
Under Canadian GAAP, the Bank translated it’s investment in TD Ameritrade on a one-month lag basis. Upon transition to IFRS, the investment was translated at the period end spot rate.

(m) Other: Other Differences between Canadian GAAP and IFRS
Other IFRS differences relate primarily to the accounting of foreign exchange for equity method investments and for available-for-sale securities. The total impact to the Bank’s opening IFRS equity was a decrease of $34 million, comprised of an increase to retained earnings of $11 million, and a decrease to accumulated other comprehensive income of $45 million.

(n) Summary of Key Financial Statement Presentation Differences between Canadian GAAP and IFRS
Reclassification of Non-controlling Interests in Subsidiaries
Under Canadian GAAP, non-controlling interests in subsidiaries was presented above shareholders’ equity. Under IFRS, non-controlling interests in subsidiaries is classified as a component of equity, but is presented separately from the Bank’s shareholder’s equity.
The impact of this presentation change to the Bank’s Consolidated Balance Sheet as at November 1, 2010 was a decrease to non-controlling interests in subsidiaries of $1,493 million and an increase to equity – non-controlling interests in subsidiaries of $1,493 million.

Reclassification of Provisions
Under Canadian GAAP, provisions were recognized within other liabilities on the Bank’s Consolidated Balance Sheet. Under IFRS, provisions have been reclassified to a separate line on the Bank’s opening IFRS consolidated Balance Sheet.

(o) Earnings Per Share (EPS): Other Differences Between Canadian GAAP and IFRS
Under Canadian GAAP, certain convertible instruments which were not considered in the calculation of dilutive EPS, have a dilutive impact on EPS on transition to IFRS. This change is partially driven by other IFRS standards, particularly the consolidation of certain instruments, which increases the population of instruments considered in the Bank’s EPS calculation. In addition, the Bank’s Class A Preferred Shares, Series M and N (Series M and N shares), which are convertible to common shares or cash at the option of the Bank, are considered dilutive under IFRS. These instruments were not considered dilutive under Canadian GAAP as the Bank has typically elected to settle these instruments in cash. Under IFRS, evidence of a past practice of cash settlement does not preclude inclusion in the calculation of dilutive EPS.
Differences in net income available to common shareholders include the effect of recording, where applicable, the net income effect of other differences between Canadian GAAP and IFRS.
The impact of including certain convertible instruments issued by the Bank in the calculation of diluted EPS resulted in a reduction of 5 cents for the year ended October 31, 2011, compared to diluted EPS for the same periods under Canadian GAAP.

(p) Statement of Cash Flows: Other Differences between Canadian GAAP and IFRS
Upon transition to IFRS, certain cash flows included in financing and investing activities were reclassified to operating activities. Specifically, net change in loans was reclassified from investing activities to operating activities and net change in deposits was reclassified from financing to operating activities. Certain cash flows related to the Bank’s securitization activities that were included in investing activities under Canadian GAAP are reflected in operating activities under IFRS. In addition, income taxes paid (refunded) are included in operating activities and the amounts of interest and dividends received are also separately disclosed.

TD BANK GROUP • 2012 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	109